UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934**

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The Travelers Companies, Inc.

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Remarkable things happen when people care.

NOTICE OF
2024 ANNUAL MEETING OF SHAREHOLDERS & PROXY STATEMENT
THE TRAVELERS COMPANIES, INC.



485 Lexington Avenue
New York, New York
10017

April 2, 2024



Dear Shareholders:

Please join us for The Travelers Companies, Inc. Annual Meeting of Shareholders on Wednesday, May 15, 2024, at 9:00 a.m. (Eastern Daylight Time) at the Hartford Marriott Downtown, 200 Columbus Boulevard, Hartford, Connecticut 06103.

Attached to this letter are a Notice of Annual Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the meeting.

At this year's meeting, you will be asked to:

- Elect the 11 director nominees listed in the Proxy Statement;
- Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2024;
- Consider a non-binding vote to approve executive compensation;
- Consider four shareholder proposals, if presented at the Annual Meeting; and
- Consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors recommends that you vote FOR each of the nominees listed in the Proxy Statement, FOR the ratification of KPMG LLP, FOR the non-binding vote to approve executive compensation and AGAINST each of the shareholder proposals described in the Proxy Statement.

Your vote is important. Whether you own a few shares or many, and whether or not you plan to attend the Annual Meeting in person, it is important that your shares be represented and voted at the meeting. You may vote your shares by proxy on the Internet, by telephone, or by completing a paper proxy card and returning it by mail. You may also vote in person at the Annual Meeting.

Thank you for your continued support of Travelers.

Sincerely,

Alan D. Schnitzer
Chairman and Chief Executive Officer

Notice of Annual Meeting of Shareholders

Items of Business

	Board Vote Recommendation
Elect the 11 director nominees listed in the Proxy Statement.	 **FOR** each director nominee
Ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2024.	 **FOR**
Consider a non-binding vote to approve executive compensation.	 **FOR**
Consider four shareholder proposals, if presented at the Annual Meeting.	 **AGAINST**

Voting by Proxy

To ensure your shares are voted, you may vote your shares by proxy on the Internet, by telephone or by completing a paper proxy card and returning it by mail. Internet and telephone voting procedures are described in the General Information About the Meeting section of the Proxy Statement and on the proxy card.

Shareholders will also consider such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

By Order of the Board of Directors,

Wendy C. Skjerven
Corporate Secretary

As part of our precautions for circumstances that could arise, we are planning for the possibility that the Annual Meeting may be held virtually over the Internet. If we take this step, we will announce the decision in advance, and details on how to participate will be available on our website at www.travelers.com under the "Investors" heading.

Advance Voting Deadlines

If you are a shareholder of record or hold shares through a broker or bank and are voting by proxy, your vote must be received by 11:59 p.m. (Eastern Daylight Time) on May 14, 2024, to be counted.

If you hold shares through Travelers' 401(k) Savings Plan, your vote must be received by 11:59 p.m. (Eastern Daylight Time) on May 13, 2024, to be counted. Those votes cannot be changed or revoked after that time, and those shares cannot be voted in person at the Annual Meeting.

This Notice of Annual Meeting and the accompanying Proxy Statement are being distributed or made available, as the case may be, on or about April 2, 2024.

Logistics

DATE AND TIME
May 15, 2024
9:00 a.m. (Eastern Daylight Time)

LOCATION*
Hartford Marriott Downtown
200 Columbus Boulevard
Hartford, Connecticut 06103

WHO CAN VOTE — RECORD DATE
You may vote your shares if you were a shareholder of record or held shares through Travelers' 401(k) Savings Plan or through a broker or nominee at the close of business on March 18, 2024. Shares held of record or through a broker or nominee may be voted in person at the Annual Meeting to be held on May 15, 2024 (the "Annual Meeting").

Advance Voting Methods



INTERNET
www.proxyvote.com
You will need the 16-digit number included on your Notice or on your proxy card.



TELEPHONE
(800) 690-6903
You will need the 16-digit number included on your Notice or on your proxy card.



MAIL
Mark, sign, date and promptly mail your proxy card in the postage-paid envelope, if you have received paper materials.

Table of Contents

WHERE TO OBTAIN FURTHER INFORMATION

We make available, free of charge on our website, all of our filings that are made electronically with the Securities and Exchange Commission ("SEC"), including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website at *www.travelers.com* and click on "SEC Filings" under "Financial Information" under the "Investors" heading. Copies of our Annual Report on Form 10-K for the year ended December 31, 2023, including financial statements and schedules thereto, filed with the SEC, are also available without charge to shareholders upon written request addressed to:

Corporate Secretary
The Travelers Companies, Inc.
485 Lexington Avenue
New York, NY 10017

This Proxy Statement includes several website addresses and references to additional materials found on those websites. These websites and materials are not incorporated by reference herein.

Proxy Statement Summary

This summary highlights certain information contained in this Proxy Statement, but does not contain all of the information you should consider when voting your shares. Please read the entire Proxy Statement carefully before voting.

ITEM 1	Election of Directors	 Your Board recommends a vote **FOR** each director nominee.
		 See Page 7

Director Nominees

 **Russell G. Golden** INDEPENDENT
Chairman of Financial Accounting Standards Board (retired)
Committees: Audit, Risk
Director Since: 2023

 **Todd C. Schermerhorn** INDEPENDENT
Senior Vice President and Chief Financial Officer of C. R. Bard, Inc. (retired)
Independent Lead Director
Committees: Audit, Executive, Risk (Chair)
Director Since: 2016

 **William J. Kane** INDEPENDENT
Audit Partner with Ernst & Young (retired)
Committees: Audit (Chair), Executive, Risk
Director Since: 2012

 **Alan D. Schnitzer**
Chairman and Chief Executive Officer of Travelers
Committees: Executive (Chair)
Director Since: 2015

 **Thomas B. Leonardi** INDEPENDENT
Executive Vice President of American International Group, Inc. and Vice Chairman of AIG Life Holdings, Inc. (retired)
Committees: Compensation, Investment and Capital Markets, Nominating and Governance
Director Since: 2021

 **Laurie J. Thomsen** INDEPENDENT
Co-Founder and Partner of Prism Venture Partners (retired)
Committees: Audit, Risk
Director Since: 2004

 **Clarence Otis Jr.** INDEPENDENT
Chairman and Chief Executive Officer of Darden Restaurants, Inc. (retired)
Committees: Compensation (Chair), Executive, Investment and Capital Markets, Nominating and Governance
Director Since: 2017

 **Bridget van Kralingen** INDEPENDENT
Senior Partner, Motive Partners
Committees: Audit, Risk
Director Since: 2022

 **Elizabeth E. Robinson** INDEPENDENT
Global Treasurer of The Goldman Sachs Group, Inc. (retired)
Committees: Compensation, Executive, Investment and Capital Markets (Chair), Nominating and Governance
Director Since: 2020

 **David S. Williams** INDEPENDENT
Principal, Deloitte LLP
Director Nominee

 **Rafael Santana** INDEPENDENT
President and CEO of Westinghouse Air Brake Technologies Corporation
Committees: Compensation, Investment and Capital Markets, Nominating and Governance
Director Since: 2022

The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on the Board.

Recent Board Refreshment

2021

1 **new director added**

• **Thomas Leonardi**

1 **director retired**

2022

2 **new directors added**

• **Rafael Santana**
• **Bridget van Kralingen**

2023

1 **new director added**

• **Russell Golden**



INDEPENDENCE
10 of 11

Non-Independent
1

Independent
10



AGE
~62 years average

Over 70 yrs.
1

Under 60 yrs.
4

60-70 yrs.
6



TENURE
~6 years average

>11 yrs.
2

<5 yrs.
6

5-11 yrs.
3



DIVERSITY
~55% diverse

Women
3

Racially Diverse
3

For a discussion of the specific considerations with respect to these nominees, see "Director Nominations—Specific Considerations Regarding the 2024 Nominees" on page 18.

Corporate Governance Highlights

The Board of Directors (the "Board") of The Travelers Companies, Inc. (the "Company") is committed to high standards of corporate governance. Highlights include:

Board Composition and Accountability	• All committees other than the Executive Committee are comprised solely of independent directors • Engaged independent Lead Director • Regular executive sessions of independent directors	• Active risk oversight • Director education on matters relevant to the Company, its business plan and risk profile • Annual Board evaluations
Shareholder Rights	• Annually elected directors • Majority voting standard for director elections • Single voting class	• Proxy access • No poison pill
Board Compensation	• Robust director stock ownership guidelines • Non-management directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units	• Biennial review to assess the appropriateness of the Director Compensation Program

ITEM 2	Ratification of Independent Registered Public Accounting Firm	 Your Board recommends a vote **FOR** this Item.  See Page 29
ITEM 3	Non-Binding Vote to Approve Executive Compensation	 Your Board recommends a vote **FOR** this Item.  See Page 31

Executive Compensation Highlights

With our pay-for-performance philosophy and compensation objectives as our guiding principles, we deliver annual executive compensation through the following elements:

	Element		CEO Compensation Mix	Other NEOs
FIXED	**Base Salary** Page 45	• Base salaries are appropriately aligned with Compensation Comparison Group.	7%	13%
PERFORMANCE-BASED CASH	**Annual Cash Bonus** Page 46	• The Compensation Committee evaluates a broad range of financial and non-financial metrics in awarding performance-based incentives. • Core return on equity is a principal factor in the Committee's evaluation of the Company's performance. The Committee also considers other metrics, including core income and core income per diluted share, and the metrics that contribute to those results.	28%	40%
PERFORMANCE-BASED EQUITY	**Long-Term Stock Incentives** Page 52	• Annual awards of stock-based compensation are typically in the form of stock options and performance shares. Because our performance shares only vest if specified core return on equity thresholds are met, and because stock options provide value only if our stock price appreciates, the Compensation Committee believes that such compensation is all performance-based. • The mix of long-term incentives for the CEO and other named executive officers is 60% performance shares and 40% stock options, based on the grant date fair value of the awards.	65%	47%

The Compensation Committee has adopted the following practices, among others:



What We DO

- ✔ Provide for a cap on the maximum cash bonus opportunity with regard to our Chief Executive Officer
- ✔ Maintain a robust share ownership requirement
- ✔ Maintain clawback policies giving us the ability to recover incentive awards from our executive officers
- ✔ Prohibit hedging transactions as specified in our securities trading policy
- ✔ Prohibit pledging shares without the consent of the Company (no pledges have been made)
- ✔ Engage in extensive outreach and maintain a regular dialogue with shareholders relating to the Company's governance, compensation and sustainability practices
- ✔ Engage an independent consultant that works directly for the Compensation Committee and does not work for management



What We DO NOT Do

- ✘ No excise tax "gross-up" payments in the event of a change in control
- ✘ No tax "gross-up" payments on perquisites for named executive officers
- ✘ No repricing of stock options and no buy-out of underwater options
- ✘ No excessive or unusual perquisites
- ✘ No dividends or dividend equivalents paid on unvested performance shares
- ✘ No above-market returns provided for in deferred compensation plans
- ✘ No guaranteed equity awards or bonuses for named executive officers

ITEMS 4-7	Shareholder Proposals	 Your Board recommends a vote **AGAINST** these Items.
		 See Pages 75–93

 



Shareholder Engagement and Board Responsiveness

Since 2009, the Nominating and Governance Committee has overseen a comprehensive shareholder engagement program. Under this program, at the direction of the Nominating and Governance Committee, management reaches out to the Company's largest shareholders throughout the year to facilitate a dialogue with respect to the Company's financial results, corporate strategy, compensation practices and environmental, social and governance (ESG) matters.

Management reports on the conversations with those investors to the Nominating and Governance Committee and, as appropriate, to the Compensation Committee (as described in "Shareholder Engagement" in the "Compensation Discussion and Analysis" section of this Proxy Statement).

Travelers has long understood and valued the importance of a comprehensive shareholder outreach program to solicit investor feedback and perspectives on topics that are important to the Company and its shareholders. Our shareholder engagement program continues to influence and inform the Company's policies, practices and disclosures. For example, in the past few years, based in part on investor input, the Company has taken the following actions:

Pre-2020

- Significantly enhanced disclosure regarding pay equity practices, board tenure, workforce gender diversity, and political contributions and lobbying activities
- Significantly enhanced disclosure regarding the Board's oversight of the Company's enterprise risk management program, including with respect to risks related to changing climate conditions
- Amended the Company's Nominating and Governance Committee charter to reference diversity and inclusion, political contributions, lobbying and charitable giving
- Began publishing comprehensive sustainability reports on an annual basis, including reports that generally align with SASB standards and TCFD recommendations
- Clarified the authority of the Board's independent Lead Director in the Company's Governance Guidelines

2020

- Enhanced the Company's workforce diversity disclosure by disclosing its consolidated EEO-1 report

2021

- Further enhanced disclosure regarding political contributions and lobbying activities
- Committed to become carbon neutral across the Company's owned operations by 2030 and adopted a new policy related to the underwriting of, and investment in, coal and tar sands

2022

- Significantly enhanced the Company's TCFD Report, including by disclosing the results of climate scenario analyses conducted by independent, third-party firms with respect to the Company's investment portfolio and certain aspects of its underwriting portfolio

2023

- Implemented a cap on the maximum cash bonus opportunity for our CEO
- Significantly enhanced the disclosures in the Company's TCFD Report with respect to the Company's underwriting and investment portfolios
- Fully implemented the lobbying proposal submitted at the 2022 Annual Meeting by providing trade association disclosure
- Amended the Company's executive stock ownership policy
- Significantly enhanced disclosure on our sustainability site regarding our robust governance and controls relating to underwriting and pricing

In 2023, the Company again took an integrated approach to its shareholder engagement efforts, including with respect to its financial results, corporate strategy, compensation practices and ESG matters. Throughout the year, we also sought additional opportunities to connect directly with our investors to discuss current and emerging trends and to hear investor feedback.

With whom we engaged	In 2023, the Company sought to meet with shareholders representing approximately 52% of its outstanding shares and engaged with shareholders representing more than 40% of its outstanding shares. As part of our extensive outreach program, we met with many of our largest shareholders multiple times. In 2023, we: • sought to meet with each of our top 20 shareholders and met with eight of our top 10 shareholders and 13 of our top 20 shareholders; and • met with five of our top 10 shareholders three or more times and four of our top 20 shareholders four or more times.
Our representatives	Members of the Company's senior management participated in our extensive engagements. Participants included, as appropriate, Travelers': • CEO and Chairman of the Board • Corporate Secretary • Independent Lead Director • Chief Sustainability Officer • Chief Underwriting Officer • Chief Ethics and Compliance Officer • Co-Chief Investment Officer • Senior Vice President, Investor Relations
Topics discussed	Topics discussed included, among others: • board composition and refreshment; • our comprehensive climate strategy and the board's oversight of that strategy; • our thoughtful risk/reward approach to underwriting; • our thoughtful investment philosophy that focuses on stable and appropriate risk-adjusted returns; • the robust governance, processes and controls we have in place with respect to underwriting and pricing; • our long-term approach to human capital management, including our numerous diversity and inclusion initiatives; and • our unique corporate culture. We also discussed our executive compensation program, including the mix of equity compensation and the use of stock options, the use of a discretionary bonus plan and the limitations of total shareholder return as a measure of performance. See "Compensation Discussion and Analysis - Shareholder Engagement" for a more comprehensive discussion of the Company's engagement efforts relating to its executive compensation program. In light of the numerous conversations the Company has had with its largest shareholders and the results of the Company's advisory vote on executive compensation over the years, the Company believes that a significant majority of its shareholders are supportive of the design and operation of the Company's executive compensation program.
Response to feedback	Based in part on investor feedback from engagements in 2023 and prior, the Company: • Implemented a maximum cash bonus opportunity for its CEO; • Amended its executive stock ownership policy to: (i) increase the target stock ownership level for its CEO from 500% to 600% of base salary, and (ii) exclude certain unvested and unexercised awards from the stock ownership calculation for its named executive officers; • Provided increased disclosure regarding the Company's comprehensive underwriting governance and controls designed to ensure that its rating factors comply with all applicable laws and do not consider race or other legally protected characteristics; • Significantly enhanced the disclosures contained in its TCFD Report; and • Provided increased disclosure regarding trade associations and social welfare organizations to which the Company pays dues.

 

<table>
<tr><td>**ITEM**
1</td><td># Election of Directors</td><td></td><td>Your Board recommends you vote **FOR** the election of all director nominees.</td></tr>
</table>

There are currently 14 members of the Board. On February 7, 2024, the Board, upon recommendation of its Nominating and Governance Committee, unanimously nominated the 10 directors listed below for re-election to the Board at the Annual Meeting. In addition, the Board unanimously nominated David S. Williams, who is not currently a director, for election to the Board at the Annual Meeting. Current directors, Alan L. Beller, Janet M. Dolan, Patricia L. Higgins and Philip T. (Pete) Ruegger III, will retire from the Board effective as of the Annual Meeting pursuant to our director retirement policy and will not stand for re-election. The Company is grateful to Mr. Beller, Ms. Dolan, Ms. Higgins and Mr. Ruegger for their many years of service on the Board.

The directors elected at the Annual Meeting will hold office until the 2025 annual meeting of shareholders and until their successors are duly elected and qualified. Unless otherwise instructed, the persons (the "proxyholders") named in the form of proxy card attached to this Proxy Statement, as filed with the SEC, intend to vote the proxies held by them for the election of the 11 nominees named below. The proxies cannot be voted for more than 11 candidates for director. The Board knows of no reason why these nominees would be unable or unwilling to serve, but if that would be the case, proxies received will be voted for the election of such other persons, if any, as the Board may designate.

Nominees for Election of Directors



Director Since:
2023

Committees:
Audit, Risk

Russell G. Golden INDEPENDENT

BACKGROUND
Mr. Golden, age 53, served as Chairman of the Financial Accounting Standards Board ("FASB") from 2013 until his retirement in 2020. Mr. Golden joined the FASB in 2004 and served as Chair of its Emerging Issues Task Force from 2007 to 2010. Prior to joining the FASB, from 1992 to 2003, Mr. Golden served in various roles at Deloitte & Touche LLP, including as a partner. Mr. Golden currently serves as the Chairman of the PricewaterhouseCoopers Assurance Quality Advisory Committee and is a member of the faculty of the W.P. Carey School of Business at Arizona State University.

OTHER BOARD SERVICE
Mr. Golden does not currently serve on any other public company boards.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Golden's experience as a leader of the U.S. accounting standards setting organization, experience as an audit partner of a registered public accounting firm and his significant experience and expertise in financial reporting, auditing, audit quality and sustainability disclosure.



Director Since:
2012

Committees:
**Audit (Chair),
Executive, Risk**

William J. Kane INDEPENDENT

BACKGROUND
Mr. Kane, age 73, served as an audit partner with Ernst & Young for 25 years until his retirement in 2010, during which time he specialized in providing accounting, auditing and consulting services to the insurance and financial services industries. Prior to that, he served in various auditing roles with Ernst & Young.

OTHER BOARD SERVICE
Mr. Kane does not currently serve on any other public company boards. Mr. Kane is a director of Transamerica Corporation.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Kane's experience as an audit partner of a registered public accounting firm and his significant experience and expertise in financial controls, financial reporting, management and the insurance industry.



Director Since:
2021

Committees:
Compensation, Investment and Capital Markets, Nominating and Governance

Thomas B. Leonardi INDEPENDENT

BACKGROUND
Mr. Leonardi, age 70, served as Executive Vice President of American International Group, Inc. and Vice Chairman of AIG Life Holdings, Inc. (now known as Corebridge Financial) from November 2017 until his retirement in May 2020, where he was responsible for Government Affairs, Public Policy, Communications and Sustainability. From January 2015 to October 2017, he was a Senior Advisor to Evercore Inc., a global investment banking advisory firm. Previously, Mr. Leonardi was Commissioner of the Connecticut Insurance Department from February 2011 to December 2014. For 22 years prior to his appointment as Commissioner, he was Chairman and Chief Executive Officer of Northington Partners Inc., a venture capital and investment banking firm. Before Northington, he was head of the investment banking and venture capital divisions of Conning & Company and President of Beneficial Corporation's insurance subsidiaries. He began his career as a litigation attorney in Connecticut.

OTHER BOARD SERVICE
Mr. Leonardi does not currently serve on any other public company boards. Mr. Leonardi is a director of Athene Co-Invest Reinsurance Affiliate, Ltd. 1A, Athene Co-Invest Reinsurance Affiliate, Ltd. 2A and is a member of the Apollo/Athene International Regulatory Advisory Group.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Leonardi's experience as an insurance commissioner and his significant experience and expertise in management, investments, finance, mergers and acquisitions and the insurance industry.



Director Since:
2017

Committees:
Compensation (Chair), Executive, Investment and Capital Markets, Nominating and Governance

Clarence Otis Jr. INDEPENDENT

BACKGROUND
Mr. Otis, age 67, served as Chairman and Chief Executive Officer of Darden Restaurants, Inc., the largest company-owned and operated full-service restaurant company in the world. He became Darden's Chief Executive Officer in 2004, assumed the additional role of Chairman in 2005 and served in both capacities until his retirement in 2014. Mr. Otis joined Darden Restaurants, Inc. in 1995 and served in various roles with Darden, including Vice President and Treasurer, and Senior Vice President and Chief Financial Officer.

OTHER BOARD SERVICE
Mr. Otis is a director of Verizon Communications, Inc., VF Corporation and MFS Mutual Funds.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Otis's experience as a public company CEO and his significant experience and expertise in operations, financial oversight and risk management.



Director Since:
2020

Committees:
Compensation, Executive, Investment and Capital Markets (Chair), Nominating and Governance

Elizabeth E. Robinson INDEPENDENT

BACKGROUND
Ms. Robinson, age 55, served as Global Treasurer, Partner and Managing Director of The Goldman Sachs Group, Inc., the global financial services company, from 2005 to 2015. Prior to that, she served in various roles within Corporate Treasury of The Goldman Sachs Group, Inc., including Americas Treasurer and Managing Director, and in the Financial Institutions Group within the Investment Banking Division of Goldman Sachs.

OTHER BOARD SERVICE
Ms. Robinson is a director of The Bank of New York Mellon Corporation and BNY Mellon Government Securities Services Corp. Ms. Robinson is also a trustee and Chairman of the Board of Williams College and a Trustee of Every Mother Counts, St. Luke's University Health Network and Blair Academy.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Ms. Robinson's experience as treasurer of a large global financial institution, a position she held during the 2008 financial crisis, her significant experience in managing a financial services company through challenging financial conditions and her expertise in finance, risk management, capital management and strategic transactions.

 



Director Since:
2022

Committees:
Compensation, Investment and Capital Markets, Nominating and Governance

Rafael Santana INDEPENDENT

BACKGROUND
Mr. Santana, age 52, is President and Chief Executive Officer of Westinghouse Air Brake Technologies Corporation ("Wabtec"), a leading global provider of equipment, systems, digital solutions, and value-added services for the freight and transit rail sectors. Previously, from November 2017 to February 2019, Mr. Santana served as President and Chief Executive Officer of GE Transportation, a division of General Electric Company. Mr. Santana joined GE in 2000 and held a variety of global leadership roles in the transportation, power, and oil and gas businesses, including President and Chief Executive Officer of GE, Latin America, President and Chief Executive Officer of GE Oil and Gas Turbomachinery Solutions, Chief Executive Officer of GE Gas Engines and Chief Executive Officer of GE Energy Latin America.

OTHER BOARD SERVICE
Mr. Santana is a director of Wabtec.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Santana's experience as a public company CEO and his significant experience and expertise in management, international operations and financial oversight.



Lead Director
Director Since:
2016

Committees:
Audit, Executive, Risk (Chair)

Todd C. Schermerhorn INDEPENDENT

BACKGROUND
Mr. Schermerhorn, age 63, served as Senior Vice President and Chief Financial Officer of C. R. Bard, Inc., a multinational developer, manufacturer and marketer of life-enhancing medical technologies, from 2003 until his retirement in 2012. Prior to that, he had been Vice President and Treasurer of C. R. Bard from 1998 to 2003. From 1985 to 1998, Mr. Schermerhorn held various other management positions with C. R. Bard.

OTHER BOARD SERVICE
Mr. Schermerhorn is a director of Metabolon, Inc. and LivaNova PLC.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Schermerhorn's experience as a public company Chief Financial Officer and his significant experience and expertise in management, accounting and business operations, including international operations.



Chairman of the Board
Director Since:
2015

Committees:
Executive (Chair)

Alan D. Schnitzer

BACKGROUND
Mr. Schnitzer, age 58, is Chairman and Chief Executive Officer of Travelers. He was previously the Company's Vice Chairman and Chief Executive Officer, Business and International Insurance from July 2014 to December 2015. He joined Travelers as Vice Chairman and Chief Legal Officer in April 2007, and between that time and July 2014 he held operating and functional positions of increasing responsibility. Prior to joining the Company, he was a partner at Simpson Thacher & Bartlett LLP.

OTHER BOARD SERVICE
Mr. Schnitzer does not currently serve on any other public company boards. Mr. Schnitzer serves as a trustee of the University of Pennsylvania and Memorial Sloan Kettering Cancer Center, and as a director of New York City Ballet and ReadyCT.

NOMINATION CONSIDERATIONS
The Board and the Nominating and Governance Committee considered in particular Mr. Schnitzer's position as Chief Executive Officer of the Company and his significant experience in the management of the Company in various roles, including as Chief Executive Officer of Business and International Insurance, the Company's largest business segment, as well as his significant experience and expertise in management, finance and law.



Director Since:
2004

Committees:
Audit, Risk

Laurie J. Thomsen INDEPENDENT

BACKGROUND

Ms. Thomsen, age 66, served as an Executive Partner of New Profit, Inc., a venture philanthropy firm, from 2006 to 2010, and she served on its board from 2001 to 2006. Prior to that, from 1995 to 2004, she was a co-founder and General Partner of Prism Venture Partners, a venture capital firm investing in healthcare and technology companies. From 1984 until 1995, she worked at the venture capital firm Harbourvest Partners in Boston, where she was a General Partner from 1988 until 1995. Ms. Thomsen was in commercial lending at U.S. Trust Company of New York from 1979 until 1984.

OTHER BOARD SERVICE

Ms. Thomsen is a director of Dycom Industries and MFS Mutual Funds. She is also an emeritus Trustee of Williams College.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Ms. Thomsen's experience as a general partner of a venture capital firm and her significant experience and expertise in investments, finance and the development of emerging businesses.



Director Since:
2022

Committees:
Audit, Risk

Bridget van Kralingen INDEPENDENT

BACKGROUND

Ms. van Kralingen, age 60, is a Senior Partner and member of the executive committee, leading portfolio performance and value creation, at Motive Partners. Prior to joining Motive Partners in 2022, Ms. van Kralingen served as Senior Vice President of International Business Machines Corporation ("IBM"), the multinational technology company. Ms. van Kralingen joined IBM in 2004 and held a number of positions of increasing responsibility, including Senior Vice President, Global Markets & Sales, Senior Vice President, Global Industries, Clients, Platforms and Blockchain, Senior Vice President, Global Business Services, General Manager IBM North America, General Manager, Global Business Services in Europe, Middle East and Africa and Global Managing Partner, Financial Services Sector, Global Business Services. Prior to that, Ms. van Kralingen served as Managing Partner, US Financial Services with Deloitte Consulting.

OTHER BOARD SERVICE

Ms. van Kralingen is a director of Royal Bank of Canada, Discovery Limited and Teradyne, Inc. and a board member of the New York Historical Society and IEX Group, Inc.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Ms. van Kralingen's experience as an executive of a global technology and services company and her significant experience and expertise in information technology services, international operations and global sales and business development.



Director Nominee

David S. Williams INDEPENDENT

BACKGROUND

Mr. Williams, age 61, is a Principal and Lead Relationship Partner with Deloitte LLP. Mr. Williams joined Deloitte in 2002 and served as Managing Principal – Public Policy, Government Relations and Corporate Citizenship from 2015 to 2017. Mr. Williams served as Chairman and Chief Executive Officer of Deloitte Financial Advisory Services LLP from 2008 to 2015 and as Chairman and Chief Executive Officer of Deloitte Transactions and Business Analytics LLP from 2011 to 2015. He was a client service partner from 2002 to 2008 and served as a member of Deloitte's U.S. Board of Directors from 2005 to 2008, including on its Governance, Compensation and Succession Committees. Prior to joining Deloitte, Mr. Williams served in various roles with PricewaterhouseCoopers from 1985 to 2002.

OTHER BOARD SERVICE

Mr. Williams does not currently serve on any other public company boards.

NOMINATION CONSIDERATIONS

The Board and the Nominating and Governance Committee considered in particular Mr. Williams' experience as Chief Executive Officer of a financial advisory services business and his significant experience and expertise in accounting, strategic planning and risk management.

Governance of Your Company

Governance Highlights

Our commitment to good corporate governance is reflected in our Governance Guidelines, which describe the Board's views on a wide range of governance topics. These Governance Guidelines are reviewed annually by the Nominating and Governance Committee, and any changes deemed appropriate by the Committee in light of emerging practices or otherwise are submitted to the full Board for consideration. Our Governance Guidelines can be found on the Corporate Governance page of the "Investors" section on our website at *www.travelers.com*.

Board Composition and Accountability

Independence	All of our director nominees other than our Chief Executive Officer are independent.
Committee independence	All committees are comprised of independent directors other than the Executive Committee on which our Chief Executive Officer serves.
Independent Chair or independent Lead Director	The Board has an independent Chair or independent Lead Director whenever the Chair is a member of management or not otherwise independent.
Executive session	Independent members of the Board and each of the committees regularly meet in executive session with no member of management present.
Risk oversight	The Board and committees annually review their oversight of risk and the allocation of risk oversight among the committees.
Director education	The Nominating and Governance Committee oversees educational sessions for directors on matters relevant to the Company, its business plan and risk profile.
Board evaluation	The Board and each of its committees evaluate and discuss their respective performance and effectiveness every year.
Diversity of skills and experience	The composition of the Board encompasses a broad range of skills, expertise, experience and backgrounds, and our director nominees include three women and three racially/ethnically diverse individuals.
Board tenure	The Board's balanced approach to refreshment results in an appropriate mix of long-serving and new directors.

Shareholder Rights

Annually elected directors	The annual election of directors reinforces the Board's accountability to shareholders.
Majority voting standard for director elections	Directors must be elected under a "majority voting" standard in uncontested elections — a director who receives fewer votes "For" his or her election than "Against" must promptly tender his or her resignation to the Board.
Single voting class	Our common stock is the only class of shares outstanding.
Proxy access	Each shareholder, or a group of up to 20 shareholders, owning 3% or more of our common stock continuously for at least three years may, in accordance with the terms specified in our bylaws, nominate and include in our proxy materials director nominees constituting the greater of two directors or 20% of the Board.
Special meetings	Special meetings may be called at any time by a shareholder or shareholders holding 10% of voting power of all shares entitled to vote or 25% where the meeting relates to a business combination.
Poison pill	The Company does not have a poison pill.

Board Compensation

Director stock ownership	Non-employee directors are required to accumulate and retain a level of ownership of our equity securities to align the interests of non-employee directors and shareholders.
Deferred stock units	Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units, and the shares underlying these units are not distributed to a director until at least six months after the director leaves the Board.
Compensation review	The Nominating and Governance Committee reviews the appropriateness of the Director Compensation Program at least once every two years.

Governance Structure of the Board – Chairman and Lead Director

Our bylaws provide that the Board, at its regular meeting each year following the annual shareholders meeting, shall elect a Chairman of the Board. The Board maintains the flexibility to determine whether the roles of Chairman and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of the Company at a given point in time. The Board believes that this flexibility is in the best interest of the Company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chairman, would not result in better governance or oversight. Our Governance Guidelines provide for the position of Lead Director whenever the Chairman of the Board is a director who does not qualify as an independent director.

Our Current Board Leadership Structure



Alan D. Schnitzer CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Schnitzer serves as Chairman of the Board and Chief Executive Officer. The combined role of Chairman and Chief Executive Officer, in the case of the Company, means that the Chair of the Board has longstanding experience with property and casualty insurance and ongoing executive responsibility for the Company. In the Board's view, this enables the Board to better understand the Company and work with management to enhance shareholder value. In addition, the Board believes that this structure enables it to better fulfill its risk oversight responsibilities and enhances the ability of the Chief Executive Officer to effectively communicate the Board's view to management.



Todd C. Schermerhorn INDEPENDENT LEAD DIRECTOR

The independent directors elected Mr. Schermerhorn to serve as independent Lead Director of the Board. Among other things, under our Governance Guidelines, the independent Lead Director has the authority to:

- convene, set the agendas for and chair the regular executive sessions of the independent directors;

- convene and chair other meetings of the independent directors as deemed necessary;

- approve the Board meeting schedules and meeting agenda items and review information to be sent to the Board;

- act as a liaison between the independent directors, committee chairs and senior management;

- receive and review correspondence sent to the Company's office addressed to the Board or independent directors and, together with the CEO, to determine appropriate responses if any; and

- in concert with the chairs of the Board's committees, recommend to the Board the retention of consultants and advisors who directly report to the Board, without consulting or obtaining the advance authorization of any officer of the Company.

In addition, in accordance with our Governance Guidelines, the Lead Director is responsible for coordinating the efforts of the independent and non-management directors "in the interest of ensuring that objective judgment is brought to bear on sensitive issues involving the management of the Company and, in particular, the performance of senior management".

The Board believes that its current leadership structure is appropriate for the Company at this time. The Board believes that the responsibilities of the independent Lead Director help to assure appropriate oversight of the Company's management by the Board and optimal functioning of the Board. The effectiveness of the independent Lead Director is enhanced by the Board's independent character. In addition, as described in more detail in the biographies in "Nominees for Election of Directors", the independent Lead Director and the independent directors have substantial experience with public company management and governance, in general, and the Company, in particular. This structure facilitates the continued strong communication and coordination between management and the Board and enables the Board to fulfill its risk oversight responsibilities. A complete description of the role of the independent Lead Director is set forth in our Governance Guidelines.

Committees of the Board and Meetings

There are six standing committees of the Board: the Audit Committee; the Compensation Committee; the Executive Committee; the Investment and Capital Markets Committee; the Nominating and Governance Committee; and the Risk Committee.

The Board has adopted a written charter for each of these committees, copies of which are posted on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents". Each committee reviews its charter annually and, when appropriate, presents to the Nominating and Governance Committee and the Board any recommended amendments for consideration and approval.

Executive sessions of the Board are chaired by the independent Lead Director. Each of the committees also meets regularly in executive session.

DIRECTOR INDEPENDENCE

- The Board has determined that each person nominated for election at the Annual Meeting is independent, other than Mr. Schnitzer, who currently serves as our Chairman and Chief Executive Officer.

- Each committee of the Board, other than the Executive Committee on which Mr. Schnitzer serves, is composed solely of independent directors, consistent with our Governance Guidelines, the applicable New York Stock Exchange ("NYSE") listing standards and the applicable rules of the SEC.

BOARD MEETINGS AND ATTENDANCE

- The Board held five meetings in 2023.

- Each director attended 75% or more of the total number of meetings of the Board and of the committees on which each such director served during 2023.

- Directors are encouraged and expected, but not required, to attend each annual meeting of shareholders. All of the directors serving at the time of last year's annual meeting attended last year's annual meeting of shareholders.

Audit Committee

MEMBERS ALL INDEPENDENT	Alan L. Beller Russell G. Golden	Patricia L. Higgins William J. Kane (Chair)	Todd C. Schermerhorn Laurie J. Thomsen Bridget van Kralingen	Meetings in 2023: 10

FINANCIAL LITERACY AND FINANCIAL EXPERTISE

The Board has determined that all members of the Audit Committee meet the financial literacy requirements of the NYSE. The Board also has determined that Mr. Kane's extensive experience as an audit partner with Ernst & Young for 25 years qualifies him as an audit committee financial expert. In addition, the Board designated Mr. Schermerhorn as an audit committee financial expert after considering his experience as Senior Vice President and Chief Financial Officer with C. R. Bard, Inc. from 2003 to 2012, his service as Vice President and Treasurer of C. R. Bard, Inc. from 1998 to 2003 and his service on the audit committees of other public companies. The Board also designated Ms. Higgins as an audit committee financial expert after considering her experience as Chief Executive Officer of Switch and Data Facilities, Inc., during which she supervised its principal financial officer, and her experience serving as an audit committee financial expert of other public companies. In addition, the Board designated Mr. Golden as an audit committee financial expert after considering his experience as Chairman of the Financial Accounting Standards Board and his extensive experience as an audit partner with Deloitte & Touche.

PRIMARY RESPONSIBILITIES

The responsibilities of the Audit Committee include

the following:

- assist the Board in exercising its oversight of the Company's accounting and financial reporting process and audits of the Company's financial statements;

- appoint our independent registered public accounting firm and review its qualifications, performance and independence;

- review and pre-approve the audit and permitted non-audit services and proposed fees of the independent registered public accounting firm;

- review the adequacy of the work performed by our internal audit group;

- review reports from management, the internal auditors and the independent registered public accounting firm with respect to the adequacy of the Company's internal controls; and

- oversee the Company's compliance with legal and regulatory requirements.

With respect to reporting and disclosure matters, the duties and responsibilities of the Audit Committee include reviewing our audited financial statements and recommending to the Board that they be included in our Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC.

Compensation Committee

MEMBERS ALL INDEPENDENT	Janet M. Dolan	Clarence Otis Jr. (Chair)	Philip T. Ruegger III	Meetings in 2023: 5
	Thomas B. Leonardi	Elizabeth E. Robinson	Rafael Santana	

In addition to satisfying all other applicable independence requirements, all members of the Compensation Committee qualify as "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

PRIMARY RESPONSIBILITIES

The responsibilities of the Compensation Committee include the following:

- review and approve the performance goals and objectives for our CEO and those members of our Management Committee who are executive officers or report directly to the CEO (together with the CEO, the "Committee Approved Officers");

- review the performance and approve the salaries and incentive compensation of the Committee Approved Officers;

- review and approve policies with respect to perquisites of the CEO and other members of management;

- approve and monitor compliance with stock ownership guidelines applicable to the CEO and other members of management;

- review and approve our compensation philosophy and objectives and recommend to the Board for approval compensation and benefit programs determined by the Compensation Committee to be appropriate;

- review the operation of our overall compensation program to evaluate its objectives and its execution and recommend to the Board steps to modify our compensation programs to better conform them with the established compensation objectives;

- review and approve any new equity compensation plans and material amendments to existing plans where shareholder approval has not been obtained and oversee management's administration of such plans;

- review our regulatory compliance with respect to compensation matters;

- review and approve any policies with respect to recovery of incentive-based compensation applicable to the CEO and other members of management;

- review and approve any severance or similar termination payments proposed to be made to any current or former executive officer;

- review and approve all stock option, restricted stock, restricted stock unit, performance share and similar stock-based grants;

- conduct an independence assessment prior to selecting any compensation consultant, legal counsel or other adviser that will provide advice to the Compensation Committee; and

- evaluate, at least annually, whether any work provided by the Compensation Committee's compensation consultant raised any conflict of interest.

With respect to reporting and disclosure matters, the responsibilities of the Compensation Committee include reviewing and discussing the "Compensation Discussion and Analysis" with management and recommending to the Board that it be included in our annual proxy statement and Annual Report on Form 10-K in accordance with applicable rules and regulations of the SEC. The Compensation Committee may, in its discretion, delegate any of its responsibilities to a subcommittee of the Compensation Committee.

ESTABLISHMENT OF ANNUAL BONUS AND EQUITY AWARDS

The Compensation Committee approves the individual salary, annual bonus and equity awards for the Committee Approved Officers. In addition, the Compensation Committee approves the aggregate annual bonuses and equity awards to employees who are not Committee Approved Officers.

The Compensation Committee considered recommendations from the CEO regarding compensation for each of the executive officers named in the "Summary Compensation Table" and other Committee Approved Officers.

DELEGATION OF AUTHORITY FOR "OFF-CYCLE" EQUITY GRANTS

The Compensation Committee has delegated limited authority to the CEO to make equity grants outside of the annual equity grant process, or "off-cycle grants", to employees and new hires who are not Committee Approved Officers. The delegation is subject to maximum grant date values of equity that can be granted to any one person. These grants can only be made on the grant dates established by our Governance Guidelines for "off-cycle" equity awards. Any grants made "off-cycle" are reported to the Compensation Committee at the next regularly scheduled quarterly meeting following such awards.

COMPENSATION CONSULTANT

The Compensation Committee has the authority under its charter to retain outside consultants or advisors as it deems necessary or advisable. In accordance with this authority, the Compensation Committee has engaged Frederic W. Cook & Co. ("FW Cook") as its independent outside compensation consultant to provide it with objective and expert analyses, advice and information with respect to executive compensation. All executive compensation services provided by FW Cook are conducted under the direction or authority of the Compensation Committee, and all work performed by FW Cook must be pre-approved by the Compensation Committee or the Chair of the Compensation Committee. Neither FW Cook nor any of its affiliates maintains any other direct or indirect business relationships with the Company or any of its affiliates, other than advising the Nominating and Governance Committee with respect to non-employee director compensation. In November 2023, the Compensation Committee evaluated whether any work provided by FW Cook raised any conflict of interest and determined that it did not.

As requested by the Compensation Committee, FW Cook's services to the Compensation Committee in 2023 included, among other things:

- advising with respect to the Compensation Committee meeting materials;

- evaluating potential changes to incentive plans;

- advising with respect to individual compensation for the Committee Approved Officers;

- reviewing and discussing possible aggregate levels of corporate-wide bonus payments and equity awards;

- preparing comparative analyses of executive compensation levels and design at peer group companies;

- advising as to how actions taken by the Compensation Committee compare to the pay and performance of our peer group companies; and

- advising in connection with the preparation of certain of the information included in the proxy statement.

An FW Cook representative participated in each of the five Compensation Committee meetings in 2023.

In addition to the independent outside compensation consultant discussed above, our corporate staff (including Finance, Human Resources and Legal staff members) supports the Compensation Committee in its work. Other than with respect to the CEO's recommendations regarding compensation to be paid to the other Committee Approved Officers, no executive officer determines or recommends to the Compensation Committee the amount or form of executive compensation to be paid to an executive officer.

Executive Committee

MEMBERS	William J. Kane	Elizabeth E. Robinson	Todd C. Schermerhorn	Meetings in 2023: 0
	Clarence Otis Jr.	Philip T. Ruegger III	Alan D. Schnitzer (Chair)	

PRIMARY RESPONSIBILITIES

The Board has granted to the Executive Committee, subject to certain limitations set forth in its charter, the broad responsibility of exercising the authority of the Board in the oversight of our business during the intervals

between Board meetings in order to provide a degree of flexibility and ability to respond to time-sensitive business and legal matters. The Executive Committee meets only as necessary.

Investment and Capital Markets Committee

MEMBERS ALL INDEPENDENT	Janet M. Dolan	Clarence Otis Jr.	Philip T. Ruegger III	Meetings in 2023: 5
	Thomas B. Leonardi	Elizabeth E. Robinson (Chair)	Rafael Santana	

PRIMARY RESPONSIBILITIES

The Investment and Capital Markets Committee assists the Board in exercising its oversight of the Company's management of its investment portfolios (including credit risk monitoring) and certain financial affairs of the Company, and its responsibilities include the following:

- monitor the Company's financial structure and approve or recommend appropriate Board action with respect to debt and equity financing;

- review and recommend appropriate Board action with respect to the Company's capital management policies and activities, including repurchases of Company securities, dividends and stock splits;

- monitor the Company's capital needs and financing arrangements, the Company's ability to access capital markets (including the Company's debt ratings) and management's financing plans;

- review and approve or recommend appropriate Board action with respect to transactions exceeding certain dollar thresholds, including the establishment of bank lines of credit or letters of credit, certain purchases and dispositions of real property, and acquisitions and divestitures of assets;

- review reports of management regarding material transactions approved by officers of the Company pursuant to authority granted to such officers;

- review and approve capital expenditure budgets not otherwise approved by the Board;

- review the Company's policies and procedures for investment risk management and monitor the credit risk of the Company's investment portfolios; and

- monitor the Company's financial strategies regarding risk (currency and interest rate exposure and use of derivatives).

Nominating and Governance Committee

MEMBERS ALL INDEPENDENT	Janet M. Dolan Thomas B. Leonardi	Clarence Otis Jr. Elizabeth E. Robinson	Philip T. Ruegger III (Chair) Rafael Santana	Meetings in 2023: 4

PRIMARY RESPONSIBILITIES

The responsibilities of the Nominating and Governance Committee include the following:

- establish criteria for the selection of candidates to serve on the Board;

- identify and recommend director candidates for election or re-election to the Board;

- identify and recommend directors for appointment to serve on the committees of the Board and as chair of such committees;

- recommend adjustments, from time to time, to the size of the Board or of any Board committee;

- establish procedures for the annual evaluation of Board and director performance;

- oversee continuing education of directors;

- review the director compensation program and policies and recommend changes to the Board;

- establish and review our Governance Guidelines;

- review the Code of Business Conduct and Ethics (the "Code of Conduct") applicable to directors and employees and recommend changes to the Board when appropriate;

- develop and recommend to the Board standards for determining the independence of directors and the absence of material relationships between the Company and a director;

- review succession plans for our CEO and the direct reports to the CEO;

- review and approve or ratify all related person transactions under our Related Person Transaction Policy;

- review the Company's public policy initiatives;

- review and discuss with the Company's head of Government Relations the Company's participation in the political process, including political contributions and lobbying expenditures;

- review and discuss with the Company's senior management the Company's strategies and initiatives relating to diversity and inclusion;

- review the Company's strategies and initiatives relating to community relations and charitable giving; and

- recommend to the Board any guidelines for the removal of directors, as it determines appropriate.

Risk Committee

MEMBERS ALL INDEPENDENT	Alan L. Beller Russell G. Golden	Patricia L. Higgins William J. Kane	Todd C. Schermerhorn (Chair) Laurie J. Thomsen Bridget van Kralingen	Meetings in 2023: 4

PRIMARY RESPONSIBILITIES

The Risk Committee assists the Board in exercising its oversight of the Company's operational activities and the identification and review of those risks that could have a material impact on us, and its responsibilities include oversight of management's risk management activities in the following areas:

- our enterprise risk management program;

- the underwriting of insurance;

- the settlement of claims;

- the management of catastrophe exposure;

- the retention of insured risk and appropriate levels and types of reinsurance;

- the credit risk in our insurance operations and ceded reinsurance program;

- our information technology operations, including cyber risk and information security; and

- the business continuity and executive crisis management for the Company and its business operations.

Board and Committee Evaluations

Every year, the Board and each of its committees evaluate and discuss their respective performance and effectiveness, as required by the Governance Guidelines. These evaluations cover a wide range of topics, including, but not limited to, the fulfillment of the Board and committee responsibilities identified in the Governance Guidelines and committee charters. The evaluations address the Board's knowledge and understanding of, and performance with respect to, the Company's business, strategy, values and mission, the appropriateness of the Board's structure and composition, the communication among the directors and between the Board and management and the Board's meeting process. Each committee reviews, among other topics, how the committee has satisfied the responsibilities contained in its charter in the past year as well as the organization of the committee, the committee meeting process and the committee's oversight. Each committee reports the results of its evaluation to the Board.

Director Nominations

Process and Criteria Generally

The Nominating and Governance Committee is responsible for recommending to the Board nominees for election as director, and the Board is responsible for selecting nominees for election.

The Nominating and Governance Committee and the Board seek to ensure that the Board is composed of members whose particular expertise, qualifications, attributes and skills, when taken together, allow the Board to satisfy its oversight responsibilities effectively. Our Governance Guidelines specify that, when selecting new nominees, the Board should consider the following criteria:

- personal qualities and characteristics, including the individual's demonstrated personal and professional integrity, ethics, and values;
- the individual's significant accomplishments, experience and reputation in the business community;
- current knowledge in the Company's industry or other industries relevant to the Company's business;
- ability and willingness to commit adequate time to Board and committee matters;
- the fit of the individual's skills, expertise and personality with those of other directors and potential directors in building a Board that is effective, responsive to the needs of the Company and collegial; and
- diversity of viewpoints, background, experience and other demographics.

The evaluation of these criteria involves the exercise of careful business judgment. Accordingly, although the Nominating and Governance Committee and the Board at a minimum assess each candidate's ability to satisfy any applicable legal requirements or listing standards, his or her strength of character, judgment, working style, specific areas of expertise and his or her ability and willingness to commit adequate time to Board and committee matters, the Nominating and Governance Committee and the Board do not have specific minimum qualifications that are applicable to all director candidates.

Diversity

As discussed above, the Nominating and Governance Committee and the Board include diversity of "viewpoints, background, experience and other demographics" as part of several criteria that they consider in connection with selecting candidates for the Board. While neither the Board nor the Nominating and Governance Committee has a formal diversity policy, one of many factors that the Board and the Nominating and Governance Committee carefully consider is the importance to the Company of racial/ethnic and gender diversity in board composition. Moreover, when considering director candidates, the Nominating and Governance Committee and the Board seek individuals with backgrounds and qualities that, when combined with those of our incumbent directors, enhance the Board's effectiveness and, as required by the Governance Guidelines, result in the Board having "a broad range of skills, expertise, industry knowledge, diversity of opinion and contacts relevant to the Company's business". As part of its annual self-evaluation, the Board assesses and confirms compliance with this governance guideline.

Director Search

In identifying prospective director candidates for the Board, the Nominating and Governance Committee may seek referrals from other members of the Board, management, shareholders and other sources. The Nominating and Governance Committee also may, but need not, retain a professional search firm in order to assist it in these efforts. The Nominating and Governance Committee and the Board utilize the same criteria for evaluating candidates regardless of the source of the referral. Mr. Williams, who has been nominated by the Board for election at the Annual Meeting, was initially identified as a candidate for the Board of Directors by one of the Company's independent directors. After reviewing Mr. Williams qualifications, in light of the skills and qualifications appropriate for the Board, each of our CEO, Chair of the Nominating and Governance Committee and independent Lead Director met with Mr. Williams.

Members of the Nominating and Governance Committee met with Mr. Williams and discussed his potential nomination at a meeting of the Nominating and Governance Committee and voted unanimously to recommend Mr. Williams to the Board of Directors as a nominee. Mr. Williams met with the Board prior to his nomination for election by the shareholders. No fees were paid with respect to the nomination of Mr. Williams.

Shareholder Recommendations

The Nominating and Governance Committee will consider director candidates recommended by shareholders. Shareholders wishing to propose a candidate for consideration may do so by submitting the proposed candidate's full name and address, resume and biographical information to the attention of the Corporate Secretary, The Travelers Companies, Inc., 485 Lexington Avenue, New York, New York 10017. All recommendations for nomination received by the Corporate Secretary that satisfy our bylaw requirements

relating to such director nominations will be presented to the Nominating and Governance Committee for its consideration.

Proxy Access

Our bylaws permit a shareholder, or a group of up to 20 shareholders, that has continuously owned for three years at least 3% of the Company's outstanding common shares, to nominate and include in the Company's annual meeting proxy materials up to the greater of two directors or 20% of the number of directors serving on the Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in our bylaws, which are posted on our website at *www.travelers.com*. Shareholder requests to include shareholder-nominated directors in the Company's proxy materials for the 2025 annual meeting of shareholders must be received by the Company no earlier than November 3, 2024, and no later than December 3, 2024.

RECENT BOARD REFRESHMENT

SINCE 2021:

4	1	1
new independent directors	new woman director	new ethnically diverse director

2021	2022		2023
			
Thomas Leonardi	**Rafael Santana**	**Bridget van Kralingen**	**Russell G. Golden**

Specific Considerations Regarding the 2024 Nominees

In considering the 11 director nominees named in this Proxy Statement and proposed for election at the Annual Meeting, the Nominating and Governance Committee and the Board evaluated and considered, among other factors:

- each nominee's experiences, qualifications, attributes and skills, in light of the Governance Guidelines' criteria for nomination, including the specific skills identified by the Board as relevant to the Company;
- the ability and willingness to commit adequate time to Board and committee matters;
- the diversity of viewpoints, background, experience and other demographics of the director nominees;
- the contributions of those directors recommended for re-election in the context of the Board self-evaluation process and other needs of the Board;
- the tenure of individual directors;
- the mix of long-serving and new directors on the Board; and
- the specific needs of the Company given its business and industry.

The Board and the Nominating and Governance Committee, in considering each nominee, principally focused on the background and experiences of the nominee, as described in the biographies in "Nominees for Election of Directors" in Item 1 – Election of Directors. The Board and the Nominating and Governance Committee considered that each nominee has experience serving in senior positions with significant responsibility, where each has gained valuable expertise in a number of areas relevant to the Company and its business. The Board and the Nominating and Governance Committee also considered that a number of directors have gained valuable experience and skills through serving as a director of other public and private companies. The nominees represent a broad range of expertise, experience, viewpoints and backgrounds, as well as a mix of tenure of service on the Board. The independence, age, tenure and diversity of the nominees as a group are as follows:

INDEPENDENCE
10 of 11

Non-Independent
1



Independent
10

AGE
~62 years average

Over 70 yrs.
1

Under 60 yrs.
4



60-70 yrs.
6

TENURE
~6 years average

>11 yrs.
2



<5 yrs.
6

5-11 yrs.
3

DIVERSITY
~55% diverse

Women
3



Racially Diverse
3

Director Age Limit

The Governance Guidelines provide that no person who will have reached the age of 74 on or before the date of the next annual shareholders meeting will be nominated for election at that meeting without an express waiver by the Board.

The Board believes that waivers of this policy should not be automatic and should be based upon the needs of the Company and the individual attributes of the director.

Director Independence and Independence Determinations

Under our Governance Guidelines and NYSE rules, a director is not independent unless the Board affirmatively determines that he or she does not have a direct or indirect material relationship with the Company. In addition, the director must meet the bright-line test for independence set forth by the NYSE rules.

The Board has established categorical standards of director independence to assist it in making independence determinations. These standards, which are included in our Governance Guidelines, set forth certain relationships between the Company and the directors and their immediate family members, or entities with which they are affiliated, that the Board, in its judgment, has determined to be material or immaterial in assessing a director's independence. The Nominating and Governance Committee annually reviews the independence of all directors and reports its determinations to the full Board.

In the event a director has a relationship with the Company that is relevant to his or her independence and is not addressed by the categorical independence standards, the independent members of the Board determine in their judgment whether such relationship is material.

Our Governance Guidelines require that:

- all members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee be independent; and

- no more than two members of the Board may concurrently serve as officers of the Company.

The Board, upon recommendation of its Nominating and Governance Committee, has determined that all of its current directors and director nominees are independent, other than our Chairman and Chief Executive Officer, Mr. Alan Schnitzer. Consequently, assuming election of all the nominees included in this Proxy Statement, approximately 91% of the directors on the Board will be independent.

In making its independence determinations, the Nominating and Governance Committee and the Board reviewed various commercial, charitable and employment transactions and relationships (including those identified through annual directors' questionnaires) that exist between us and our subsidiaries and the entities with which certain of our directors or members of their immediate families are, or have been, affiliated and determined that the transactions identified were not material and did not affect the independence of any of our non-employee directors under either the Company's Governance Guidelines or the applicable NYSE rules.

Sustainability and Risk Management

Sustained Value Creation

At Travelers, our simple and unwavering mission for creating shareholder value is to: deliver superior core return on equity by leveraging our competitive advantages; generate earnings and capital substantially in excess of our growth needs; and thoughtfully rightsize capital and grow book value per share over time. Executing our long-term strategy requires that we fulfill what we call "The Travelers Promise" — our promise to take care of our customers, our communities and our employees, agents and brokers. For this reason, we take an integrated approach to sustained value creation.

We regularly engage with our investors, customers, employees, agents and brokers, regulators, rating agencies and other stakeholders on business issues and environmental, social and governance ("ESG") topics. We also provide robust and detailed disclosure on our website, *https://sustainability.travelers.com*, updated on an annual basis, with respect to our comprehensive approach to creating shareholder value over time and the many Travelers initiatives that contribute to our sustainability. Our sustainability reporting is generally aligned with the Sustainability Accounting Standards Board ("SASB") Insurance (FN-IN) Industry Standard (maintained by the International Financial Reporting Standards (IFRS) Foundation), the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD") and the Global Reporting Initiative Standards. In addition, our approach to reporting is informed by the Integrated Reporting Framework (maintained by the IFRS Foundation).

Our sustainability reporting is focused on 16 topics that we have determined, through extensive engagements with our investors as well as a formal prioritization exercise, to be most relevant to our industry, our business and our stakeholders.

- Business Strategy & Competitive Advantages
- Capital and Risk Management
- Climate Strategy
- Community
- Customer Experience
- Data Privacy & Cybersecurity
- Disaster Preparedness & Response
- Diversity & Inclusion
- Eco-Efficient Operations
- Ethics & Responsible Business Practices
- Governance Practices
- Human Capital Management
- Innovation
- Investment Management
- Public Policy
- Safety & Health

Oversight of Corporate Strategy, Sustainability/ESG and Allocation of Risk Oversight

The Board regularly reviews the Company's long-term business strategy and works with management to set the short-term and long-term strategic objectives of the Company and to monitor progress on those objectives. In setting and monitoring strategy, the Board, along with management, considers the risks and opportunities that impact the long-term sustainability of the Company's business model, including risks and opportunities often labeled as "ESG". The Board also considers whether the strategy is consistent with the Company's risk appetite. The Board regularly reviews the Company's progress with respect to its strategic goals, the risks that could impact the long-term sustainability of our business and the related opportunities that could enhance the Company's long-term sustainability. The Board oversees these efforts in part through its various committees based on each Committee's responsibilities and expertise. Each Committee regularly reports to the Board regarding its areas of responsibility.

The Board has allocated and delegated risk oversight responsibility to various committees of the Board in accordance with the following principles:

Committee	Responsible for Oversight of:
Audit	• Risks related to the integrity of the Company's financial statements, including oversight of financial reporting principles and policies and internal controls. • The Company's process for establishing insurance reserves. • Risks related to regulatory and compliance matters.
Compensation	• Certain human capital management matters, including the Company's compensation and pay-for-performance philosophy, compensation program objectives and practices designed to ensure equitable pay across the organization. • Risks related to the Company's compensation programs, including with respect to formulation and administration of those programs and regulatory compliance with respect to compensation matters.
Investment and Capital Markets	• Risks related to the Company's investment portfolio (including valuation and credit risks), capital structure, financing arrangements and liquidity.
Nominating and Governance	• Risks related to corporate governance matters, including director independence and related person transactions. • Certain human capital management matters, including the Company's succession planning, the employee code of conduct and workforce diversity and inclusion efforts; public policy initiatives; and community relations.
Risk	• The Company's Enterprise Risk Management activities. • Risks related to the Company's business operations, including insurance underwriting and claims; reinsurance; catastrophe risk and the impact of changing climate conditions; credit risk in insurance operations; and information technology, including cybersecurity. • The Company's business resiliency planning.

Each committee is also responsible for monitoring reputational risk to the extent arising out of its area of responsibility.

As a result, each committee charter contains specific risk oversight functions delegated by the Board, consistent with the principles set forth above. In that way, monitoring of strategic objectives, risk oversight responsibilities and oversight of the Company's sustainability more generally are shared by all committees of the Board, with each committee assigned responsibility for oversight of matters most applicable to its charter responsibilities and meeting regularly with management members responsible for such matters. Further, we believe that allocating responsibility to a committee with relevant knowledge and experience improves the oversight of risks and opportunities.

The allocation of risk oversight responsibility may change, from time to time, based on the evolving needs of the Company. On at least an annual basis, the Board reviews significant risks that management, through its Enterprise Risk Management efforts, has identified. The Board then evaluates, and may change, the allocation among the various committees of oversight responsibility for each identified risk. Further, each committee periodically reports to the Board on its risk oversight activities. In addition, at least annually, the Company's Chief Risk Officer conducts a review of the interrelationships of risks and reports the results to the Risk Committee and the Board. These reports and reviews are intended to inform the Board's annual evaluation of the allocation of risk oversight responsibility.

Enterprise Risk Management

Enterprise Risk Management ("ERM") is a Company-wide initiative that involves the identification and assessment of a broad range of risks that could affect our ability to fulfill our business objectives as well as the development of plans to mitigate their effects. Our Board of Directors oversees our ERM process. The Risk Committee and the other committees of the Board, as well as our separate management-level enterprise risk and underwriting risk committees, are key elements of our ERM structure and help to establish and reinforce our strong culture of risk management. For example, having both a Board Risk Committee that oversees operational risks and our ERM activities, and a management-level enterprise risk committee that reports regularly to the Board Risk Committee, enables a high degree of coordination between management and the Board.

We describe our ERM function in more detail in our Annual Report on Form 10-K, under "Business— Enterprise Risk Management" and on the Capital and Risk Management section of our sustainability website. We also discuss the alignment of our executive compensation with our risk management below.

Risk Management and Compensation

Our compensation structure is intended to encourage a careful balance of risk and reward, both on an individual risk basis and in the aggregate on a Company-wide basis, and promote a long-term perspective.

As discussed in more detail under "Compensation Discussion and Analysis" in this Proxy Statement, consistent with our goal of achieving a core return on equity in the mid-teens over time, the Compensation Committee selected adjusted core return on equity as the quantitative performance measure for the performance share portion of our stock-based long-term incentive program and as a material factor, although not the only factor, in determining amounts paid under our annual cash bonus program. Because core return on equity is a function of both core income and shareholders' equity, it encourages senior executives, as well as other employees with management responsibility, to focus on a variety of performance objectives that are important for creating shareholder value, including the quality and profitability of our underwriting and investing activities and capital management.

In addition, the long-term nature of our stock-based incentive awards (which generally do not vest until three years after the award is granted), our significant executive stock ownership requirements and the fact that more than 50% of our named executive officers' total direct compensation in the aggregate was in the form of stock-based long-term incentives, all encourage prudent enterprise risk management and discourage excessive risk taking to achieve short-term gains.

Moreover, neither the long-term incentive awards nor annual cash bonuses require growth in revenues or earnings in order for our executives to be rewarded, and none of our executives are paid based on a formulaic percentage of revenues or profits. As a result of this and the mix of short- and long-term performance criteria across our compensation programs, among other factors, we believe that our compensation practices and policies are not reasonably likely to have a material adverse effect on the Company.

Furthermore, the Compensation Committee's independent compensation consultant evaluates and advises the Compensation Committee as to the design and risk implications of our incentive plans and other aspects of our compensation programs to ensure that the mix of compensation, the balance of performance measures and the overall compensation framework all support our short-and long-term objectives.

Dating and Pricing of Equity Grants

The Board has adopted a governance guideline establishing fixed grant dates for the grant of equity awards made at times other than at a regularly scheduled meeting of the Compensation Committee, so as to avoid the appearance that equity grant dates have been established with a view to benefiting recipients due to the timing of material public announcements. The Compensation Committee typically makes annual awards of equity at its first regularly scheduled meeting of the year, which is usually held in early February. This meeting date is typically set a few years in advance as part of the Board's annual calendar of scheduled meetings.

In addition, to further ensure the integrity of our equity awards process, the Compensation Committee requires that the exercise price of all stock options granted, and the fair value of all equity awards made, must be determined by reference to the closing price for a share of our common stock on the NYSE on the date of any such grant or award. Under the Company's stock plans, the Compensation Committee may not take any action with respect to any stock option that would be treated as a "repricing" of such stock option, unless such action is approved by the Company's shareholders in accordance with applicable rules of the NYSE.

Code of Business Conduct and Ethics

We maintain a Code of Business Conduct and Ethics, which is applicable to all of our directors, officers and employees, including our CEO, Chief Financial Officer, Controller and other senior financial officers. The Code of Conduct provides a framework for sound ethical business decisions and sets forth our expectations on a number of topics, including conflicts of interest, compliance with laws, use of our assets and business ethics. The Code of Conduct may be found on our website at *www.travelers.com* under "Investors: Corporate Governance: Code of Conduct". Our Chief Ethics and Compliance Officer is responsible for overseeing

compliance with the Code of Conduct as part of fulfilling her responsibility for overseeing our ethics and compliance functions throughout the organization. Our Chief Ethics and Compliance Officer also assists in the communication of the Code of Conduct and oversees employee education regarding its requirements through the use of global, computer-based training, supplemented with focused in-person sessions where appropriate. All employees and directors are required to certify annually that they have reviewed, understand and agree to comply with the contents of the Code of Conduct.

Ethics Helpline

We maintain an Ethics Helpline, which is administered by an independent third party, through which employees can report integrity concerns or seek guidance regarding a policy or procedure. The Ethics Helpline is available seven days a week, 24 hours a day and can be accessed by individuals online or through a toll-free number. In either case, employees can report concerns anonymously. We maintain a formal non-retaliation policy that prohibits retaliation against, or discipline of, an employee who raises an ethical concern in good faith.

Trained professionals investigate each concern and, where appropriate, escalate the concern internally. Any

ethics- or compliance-related issues are addressed by the Ethics and Compliance Office. Our Chief Ethics and Compliance Officer provides the Audit Committee with quarterly summaries of matters reported through the Ethics Helpline and more frequent compliance updates as appropriate. Additionally, the Audit Committee receives reports on all matters reported to the Chief Ethics and Compliance Officer that involve accounting, internal control or audit matters, or any fraud involving persons with a significant role in our internal controls.

Communications with the Board

As described on our website at *www.travelers.com*, interested parties, including shareholders, who wish to communicate with a member or members of the Board, including the Lead Director of the Board, the Nominating and Governance Committee, the non-employee directors as a group or the Audit Committee may do so by addressing their correspondence as follows: if intended for the full Board or one or more non-employee directors, to the Lead Director;   if intended for the Lead Director, to

the Lead Director; and if intended for the   Audit Committee or the Nominating and Governance Committee, to the Chair of such Committee.

All such correspondence should be sent c/o Corporate Secretary, The Travelers Companies, Inc., 385 Washington Street, Saint Paul, Minnesota 55102. The office of the Corporate Secretary will forward such correspondence as appropriate.

Transactions with Related Persons

General

The Board has adopted a written Related Person Transaction Policy to assist it in reviewing, approving and ratifying related person transactions and to assist us in the preparation of related disclosures required by the SEC. This Related Person Transaction Policy supplements our other policies that may apply to transactions with related persons, such as our Governance Guidelines and Code of Conduct.

The Related Person Transaction Policy provides that all related person transactions covered by the policy are prohibited, unless approved or ratified by the Board or by the Nominating and Governance Committee. Our directors and executive officers are required to provide prompt and detailed notice of any potential Related Person Transaction (as defined in the policy) to the Corporate Secretary, who in turn must promptly forward such notice and information to the Chair of the Nominating and Governance Committee and to our counsel for analysis, to determine whether the particular transaction constitutes a Related Person Transaction requiring compliance with the policy. The analysis and recommendation of counsel are then presented to the Nominating and Governance Committee for consideration at its next regular meeting.

In reviewing Related Person Transactions for approval or ratification, the Nominating and Governance Committee will consider the relevant facts and circumstances, including:

- the commercial reasonableness of the terms;

- the benefit (or lack thereof) to the Company;

- opportunity costs of alternate transactions;

- the materiality and character of the related person's interest, including any actual or perceived conflicts of interest; and

- with respect to a non-employee director or nominee, whether the transaction would compromise the director's independence under our Governance Guidelines, the NYSE rules (including those applicable to committee service) and Rule 10A-3 of the Exchange Act, if such non-employee director serves on the Audit Committee, or status as a "non-employee director" under Rule 16b-3 of the Exchange Act, if such non-employee director serves on the Compensation Committee.

The Nominating and Governance Committee will not approve or ratify a Related Person Transaction unless, after considering all relevant information, it has determined that the transaction is in, or is not inconsistent with, the best interests of the Company and our shareholders.

Generally, the Related Person Transaction Policy applies to any current or proposed transaction in which:

- the Company was or is to be a participant;
- the amount involved exceeds $120,000; and
- any related person had or will have a direct or indirect material interest.

A copy of our Related Person Transaction Policy is available on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents".

In addition to the Related Person Transaction Policy, our Code of Conduct requires that all employees, officers and directors avoid any situation that involves or appears to involve a conflict of interest between their personal and professional relationships. Our Audit Committee provides oversight regarding compliance with our Code of Conduct and discusses any apparent conflicts of interest with senior management. The policies of the Company also require that all employees seek approval from our Chief Ethics and Compliance Officer prior to accepting a position as a director or officer of any unaffiliated for-profit company or organization.

Third-Party Transactions

We engage many service providers, nationally and internationally, as part of our daily business operations. For more than 10 years, a number of our offices across the country engaged GJ Sullivan Co. Reinsurance ("GJS") in connection with the placement of reinsurance for the Company's Business Insurance segment in the ordinary course of business and on an arm's-length basis. In 2023, in connection with those reinsurance placements, we estimate that GJS received commissions from reinsurers of approximately $2.32 million in the aggregate. Jeffrey P. Klenk is Executive Vice President and President of our Bond & Specialty Insurance segment, and his father-in-law, Mr. Jerry Sullivan, is owner, Chairman and President of GJS. Mr. Klenk has been an executive officer of the Company since September 2021 and has not had, and has explicitly recused himself from, any involvement with respect to our engagement of, or payments to, GJS.

From time to time, institutional investors, such as large investment management firms, mutual fund management organizations and other financial organizations, become beneficial owners (through aggregation of holdings of their affiliates) of 5% or more of voting securities of the Company and, as a result, are considered a "related person" under the Related Person Transaction Policy. These organizations may provide services to the Company or its benefit plans. In addition, the Company may provide insurance coverage to these organizations. In 2023, the following transactions occurred with

investors who reported beneficial ownership of 5% or more of the Company's voting securities:

- In 2023, BlackRock, Inc. ("BlackRock") paid premiums of approximately $2.71 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, an affiliate of BlackRock provides investment management services to the Company's Canadian Savings Plan, and pursuant to that agreement, the participants in the Canadian Savings Plan paid management fees to BlackRock in 2023. The investment management agreement was entered into on an arm's-length basis. Also, in 2023, the Company paid approximately $268,000 to a subsidiary of BlackRock for a software license. The software license was entered into on an arm's-length basis, prior to the acquisition of the subsidiary by BlackRock.

- In 2023, FMR LLC ("Fidelity") paid premiums of approximately $1.66 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. Also, the Company has entered into agreements on an arm's-length basis with affiliates of Fidelity for services related to certain of the Company's benefit plans. An affiliate of Fidelity serves as the administrator of the Company's equity compensation programs under an agreement originally entered into with the Company in November 2009. Pursuant to such agreement, the Company paid such affiliate approximately $145,000 in 2023. Further, an affiliate of Fidelity has provided trust, recordkeeping and administrative services for the 401(k) Savings Plan since 1998. Pursuant to the current agreement for such services, which was last restated in July 2022, Fidelity was paid approximately $691,000 in 2023 for recordkeeping of the 401(k) Savings Plan trust. Participants in the 401(k) Savings Plan paid management fees in 2023 to affiliates of Fidelity that provide investment management services to funds included in the 401(k) Savings Plan. In addition, an affiliate of Fidelity provides administrative services for health savings accounts for employees of the Company under an agreement that became effective in October 2013, and the Company paid approximately $25,000 in fees for such services in 2023. Finally, the Company paid approximately $7,400 in fees to affiliates of Fidelity in 2023 for administrative services under the Benefit Equalization Plan, Deferred Compensation Plan and Executive Savings Plan, each as defined below under "Post-Employment

Compensation", and the Deferred Compensation Plan for Non-Employee Directors, pursuant to agreements that date back to December 1997.

- In 2023, an affiliate of State Street Corporation ("State Street") paid premiums of approximately $185,000 for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, State Street provides investment management services to funds included in the 401(k) Savings Plan. Participants in the 401(k) Savings Plan paid management fees to such affiliate of State Street in 2023. The investment management agreement was entered into on an arm's-length basis.

- In 2023, The Vanguard Group ("Vanguard") paid premiums of approximately $1.69 million for insurance policies with subsidiaries of the Company in the ordinary course of business and on substantially the same terms as those offered to other customers, and subsidiaries of the Company have paid, or may pay, claims in the ordinary course of business in connection with such insurance policies. In addition, Vanguard provides investment management services to funds included in the qualified and non-qualified pension plans and the 401(k) Savings Plan. In 2023, the Company paid approximately $668,000 in management fees to Vanguard in connection with these plans and participants in the 401(k) Savings Plan also paid management fees to Vanguard. The investment management agreements were entered into on an arm's-length basis.

From time to time, an individual who is considered a "related person" under the Related Person Transaction Policy may purchase insurance policies from the Company in the ordinary course of business and on customary terms. A number of related persons currently hold policies issued by the Company on terms available to customers generally, in accordance with standard underwriting guidelines.

- In October 2023, pursuant to a watercraft insurance policy issued in the ordinary course and on customary terms, a subsidiary of the Company made claim payments totaling approximately $220,520 to Mr. Ruegger and paid approximately $16,300 in expenses. Mr. Ruegger's policy was terminated in October 2023, and no further payments will be made pursuant to such policy.

Non-Employee Director Compensation

The Nominating and Governance Committee of the Board recommends to the full Board for approval the amount and composition of Board compensation for non-employee directors. Directors who are our employees are not compensated for their service on the Board. In accordance with the Company's Governance Guidelines, the Nominating and Governance Committee reviews the significance and appropriateness of each of the components of the Director Compensation Program at least once every two years. The Compensation Committee's independent compensation consultant, FW Cook, advises the Nominating and Governance Committee with respect to director compensation.

The objectives of the Nominating and Governance Committee are to compensate directors in a manner that closely aligns the interests of directors with those of our shareholders, to attract and retain highly qualified directors and to structure and set total compensation in such a manner and at such levels that will not call into question any director's objectivity. The Committee works with its independent compensation consultant to ensure that its compensation program is consistent with current market practices. It is the Board's practice to provide a mix of cash and equity-based compensation to non-employee directors, as discussed below.

Elements of Non-Employee Director Compensation

	Element		Timing
CASH	**Annual Retainer**	Each non-employee director receives an annual retainer of $135,000.	Annual retainers and committee chair fees are paid in quarterly installments, in arrears at the end of each quarter, either: (1) in cash or (2) if the director so elects, in common stock units credited to his or her deferred compensation account (discussed under "Director Deferral Plan" below) and distributed at a later date designated by the director.
ADDITIONAL FEES	**Committee Chair Fees and Lead Director Retainer**	The chairs of certain committees are paid additional fees in cash in connection with their services as follows: • Audit Committee - $35,000 • Compensation Committee - $30,000 • Nominating and Governance Committee - $25,000 • Investment and Capital Markets Committee - $25,000 • Risk Committee - $35,000 The Lead Director is paid an additional $50,000 annual cash retainer.	
EQUITY	**Annual Deferred Stock Award**	Under the Director Compensation Program, during 2023, each non-employee director nominated for re-election to the Board was awarded $180,000 in deferred stock units. The deferred stock units were granted under our Amended and Restated 2014 Stock Incentive Plan (the "2014 Stock Incentive Plan") and vest in full one day prior to the date of the annual shareholder meeting occurring in the year following the year of the date of grant so long as the non-employee director continuously serves on the Board through that date. The value of deferred stock units rises or falls as the price of our common stock fluctuates in the market. Dividend equivalents (in an amount equal to the dividends paid on shares of our common stock) on the deferred stock units are deemed "reinvested" in additional deferred stock units. Directors are subject to a stock ownership target as described under "Director Stock Ownership" below. In May 2023, the Director Compensation Program was amended to increase the value of the annual deferred stock award to non-employee directors to $195,000 beginning with the 2024 award.	The accumulated deferred stock units, including associated dividend equivalents, in a director's account are distributed in the form of shares of our common stock either in a lump sum or in annual installments, at the director's election, **beginning at least six months following termination of his or her service as a director.**

Director Deferral Plan

In addition to receiving the annual deferred stock award in the form of deferred stock units, non-employee directors may elect to have all or any portion of their annual retainer and any lead director or committee chair fees paid in cash or deferred through our Deferred Compensation Plan for Non-Employee Directors. Deferrals of the annual retainer and any lead director or committee chair fees are notionally "invested" in common stock units. Any director who elects to have any of his or her fees credited to his or her deferred compensation plan account as common stock units will be deemed to have purchased shares on the date the fees would otherwise have been paid in cash, based on the closing market price of our common stock on such date.

The value of common stock units rises or falls as the price of our common stock fluctuates in the market. In addition, dividend equivalents (in an amount equal to the dividends paid on shares of our common stock) on the units are deemed "reinvested" in additional common stock units. The accumulated common stock units, including associated dividend equivalents, in a director's account are distributed in the form of shares of our common stock on pre-designated dates. Shares of common stock issued in payment of the deferred fees are awarded under our 2023 Stock Incentive Plan.

Director Stock Ownership

The Board believes its non-employee directors should accumulate and retain a level of ownership of our equity securities to align the interests of the non-employee directors and the shareholders. Accordingly, the Board has established an ownership target for each non-employee director equal to four times the director's most recent annual deferred stock award. Each new director is expected to meet or exceed this target within four years of his or her initial election to the Board, except that, if the annual deferred stock award for any of those four years is less than the most recent previous annual deferred stock award, the director is expected to meet or exceed the higher target within five years of his or her initial election to the Board.

All of our current non-employee directors have achieved stock ownership levels in excess of the target amount or have joined the board within the last five years and are expected to meet the target within the required time period. Non-employee directors currently receive more than 50% of their annual board and committee compensation in the form of deferred stock units. The shares underlying these units are not distributed to a director until at least six months after the director leaves the Board. Accordingly, all of our non-employee directors hold equity interests that they cannot sell for so long as they serve on the Board and at least six months afterwards.

Director Compensation for 2023

The 2023 compensation of non-employee directors is displayed in the table below.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation ($)	Total ($)
Alan L. Beller	135,000	179,938	—	314,938
Janet M. Dolan	135,000	179,938	—	314,938
Russell G. Golden	81,593	180,038	—	261,631
Patricia L. Higgins	135,000	179,938	—	314,938
William J. Kane	168,022	179,938	—	347,960
Thomas B. Leonardi	135,000	179,938	—	314,938
Clarence Otis Jr.	165,000	179,938	—	344,938
Elizabeth E. Robinson	160,000	179,938	—	339,938
Philip T. Ruegger III	160,000	179,938	—	339,938
Rafael Santana	135,000	179,938	—	314,938
Todd C. Schermerhorn	218,022	179,938	—	397,960
Laurie J. Thomsen	135,000	179,938	—	314,938
Bridget van Kralingen	135,000	179,938	—	314,938

[1] The fees earned for non-employee directors consist of an annual retainer along with committee chair fees and a lead director annual retainer, to the extent applicable. All of the non-employee directors, other than Ms. Robinson and Mr. Golden, received all of their fees in cash. Ms. Robinson and Mr. Golden elected to receive the 2023 annual retainer and committee chair fees, as applicable, in the form of common stock units, which will be accumulated in their deferred compensation plan account and distributed, together with associated dividend equivalents, at a later date (Ms. Robinson — 918 common stock units and Mr. Golden — 464 common stock units). The table above does not include a value for dividend equivalents attributable to the common stock units received in lieu of cash fees because they are earned at the same rate as the dividends on the Company's common stock and are not preferential.

[2] The dollar amounts represent the grant date fair value of deferred stock units granted in 2023, calculated in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC Topic 718"), without taking into account estimated forfeitures, based on the closing market price on the NYSE of our common stock on the grant date. The dividend equivalents attributable to the annual deferred stock unit awards are deemed "reinvested" in additional deferred stock units and are distributed, together with the underlying deferred stock units, in the form of shares of our common stock beginning at least six months following termination of service as a director. In accordance with the SEC's rules, dividend equivalents on stock awards are not required to be reported because the amounts of future dividends are factored into the grant date fair value of the awards. For a discussion of annual deferred stock awards, see "Elements of Non-Employee Director Compensation – Annual Deferred Stock Award" above.

On February 7, 2023, each non-employee director nominated for re-election to the Board at that time was granted 952 deferred stock units (determined by dividing $180,000 by the closing market price on the NYSE of our common stock of $189.01 on February 7, 2023). Upon his election to the Board on May 24, 2023, Mr. Golden was granted 1,023 deferred stock units (determined by dividing $180,000 by the closing market price on the NYSE of our common stock of $175.99 on May 24, 2023). Each award is subject to forfeiture if a director leaves the Board before May 14, 2024 (the day prior to the Annual Meeting).

The following table provides information with respect to aggregate holdings of common stock units and unvested and vested deferred stock units beneficially owned by our non-employee directors at December 31, 2023. The amounts below include dividend equivalents credited (in the form of additional common stock units or deferred stock units, respectively) on common stock units and deferred stock units.

Name	Unvested Deferred Stock Units (#)	Common Stock Units and Vested Deferred Stock Units (#)
Alan L. Beller	973	41,157
Janet M. Dolan	973	55,278
Russell G. Golden	1,040	467
Patricia L. Higgins	973	41,157
William J. Kane	973	20,676
Thomas B. Leonardi	973	2,261
Clarence Otis Jr.	973	13,270
Elizabeth E. Robinson	973	7,103
Philip T. Ruegger III	973	14,919
Rafael Santana	973	1,089
Todd C. Schermerhorn	973	10,409
Laurie J. Thomsen	973	56,482
Bridget van Kralingen	973	1,089

ITEM 2	Ratification of Independent Registered Public Accounting Firm	 Your Board recommends you vote **FOR** the ratification of KPMG LLP as our independent registered public accounting firm for 2024.

The Audit Committee is responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has selected KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for 2024.

Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of KPMG to our shareholders for ratification because we value our shareholders' views on the Company's independent registered public accounting firm. If our shareholders fail to ratify the selection, it will be considered notice to the Board and the Audit Committee to consider the selection of a different firm. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our shareholders.

Travelers Property Casualty Corp. ("TPC") and The St. Paul Companies, Inc. ("The St. Paul") merged in 2004 (the "Merger") to form the Company. KPMG has continuously served as the independent registered public accounting firm of TPC since 1994. KPMG had continuously served as the independent registered public accounting firm of The St. Paul and its subsidiaries from 1968 through the time of the Merger, when TPC was deemed the acquirer for accounting purposes.

As part of the evaluation of its independent registered public accounting firm, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. In addition, in conjunction with the mandated rotation of the independent registered public accounting firm's lead audit partner, the Audit Committee and the Audit Committee Chairman are directly involved in the selection of KPMG's lead audit partner. The Audit Committee and the Board of Directors believe that the continued retention of KPMG to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Representatives of KPMG are expected to be present at the Annual Meeting. They also will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

Audit and Non-Audit Fees

In connection with the audit of the 2023 financial statements, we entered into an agreement with KPMG which sets forth the terms by which KPMG would perform audit services for the Company. The following table presents fees for professional services rendered by KPMG for 2023 and 2022:

	2023	2022
Audit fees[1]	$ 10,570,500	$ 10,063,900
Audit-related fees[2]	834,500	838,200
Tax fees[3]	119,800	164,500
Total	$ 11,524,800	$ 11,066,600

[1] Fees paid were for audits of financial statements, reviews of quarterly financial statements and related reports, as well as reviews of registration statements and certain periodic reports filed with the SEC.

[2] Services primarily consisted of audits of employee benefit plans and reports on internal controls not required by applicable regulations.

[3] Tax fees related primarily to tax return preparation and assistance services, as well as domestic and international tax compliance-related services.

The Audit Committee of the Board considered whether providing the non-audit services included in this table was compatible with maintaining KPMG's independence and concluded that it was.

Consistent with SEC policies regarding auditor independence and the Audit Committee's charter, the Audit Committee has responsibility for appointing, setting compensation for and reviewing the performance of the independent registered public accounting firm. In exercising this responsibility, the Audit Committee preapproves all audit and permitted non-audit services provided by the independent registered public accounting firm. Each year, the Audit Committee approves an annual budget for such permitted non-audit services and requires the independent registered public accounting firm and management to report actual fees versus the budget periodically throughout the year. The Audit Committee has authorized our Chief Auditor to approve KPMG's commencement of work on such permitted services within that budget, although the Chair of the Audit Committee must approve any such permitted non-audit service within the budget if the expected cost for that service exceeds $100,000. During the year, circumstances may arise that make it necessary to engage the independent registered public accounting firm for additional services that would exceed the initial budget. The Audit Committee has delegated the authority to the Chair of the Audit Committee to review such circumstances and to grant approval when appropriate.

All such approvals are then reported by the Audit Committee Chair to the full Audit Committee at its next meeting.

Report of the Audit Committee

The Audit Committee operates pursuant to a charter which is reviewed annually by the Audit Committee. Additionally, a brief description of the primary responsibilities of the Audit Committee is included under the heading "Governance of Your Company—Committees of the Board and Meetings—Audit Committee" in this Proxy Statement. Under the Audit Committee charter, management is responsible for the preparation, presentation and integrity of the Company's financial statements, the application of accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent registered public accounting firm is responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles. In addition, the independent registered public accounting firm is responsible for auditing and expressing an opinion on the Company's internal controls over financial reporting.

In the performance of its oversight function, the Audit Committee reviewed and discussed the audited financial statements of the Company with management and with the independent registered public accounting firm. The Audit Committee also received information regarding, and discussed with the independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, including matters concerning the independence of the independent registered public accounting firm.

Based upon the review and discussions described in the preceding paragraph, the Audit Committee recommended to the Board that the audited financial statements of the Company be included in the Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC.

Submitted by the Audit Committee of the Company's Board of Directors:

William J. Kane (Chair)	Todd C. Schermerhorn
Alan L. Beller	Laurie J. Thomsen
Russell G. Golden	Bridget van Kralingen
Patricia L. Higgins	

 

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Non-Binding Vote to Approve Executive Compensation

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</td><td>

Your Board recommends you vote **FOR** approval of named executive officer compensation.

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</table>

The Company is requesting, pursuant to Section 14A of the Exchange Act, that shareholders vote, on a non-binding basis, to approve the compensation of our named executive officers as discussed in the "Compensation Discussion and Analysis" and the tabular executive compensation disclosure, including the "Summary Compensation Table" and accompanying narrative disclosure. The Company currently intends to hold such votes annually. The next vote to approve the compensation of our named executive officers is expected to be held at the Company's 2025 Annual Meeting of Shareholders. While the Board intends to consider carefully the results of this vote, the final vote is advisory in nature and is not binding on the Company or the Board.

The Board recommends that shareholders vote "FOR" the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the "Compensation Discussion and Analysis", compensation tables and related narrative discussion, is hereby APPROVED.

As described in the "Compensation Discussion and Analysis", our executive compensation programs are structured consistent with our longstanding pay-for-performance philosophy and utilize performance measures that are intended to align compensation with the creation of shareholder value and to reinforce a long-term perspective.

In deciding how to vote on this proposal, the Board encourages you to read the "Compensation Discussion and Analysis", particularly the "2023 Overview". In making compensation decisions for the 2023 performance year, the Compensation Committee considered the Company's strong results in 2023 and over time on both an absolute basis and relative to our peers, as well as the financial metrics and other factors described in the "Compensation Discussion and Analysis".

Compensation Discussion and Analysis

2023 Overview

This overview summarizes performance highlights from this year and over time that the Compensation Committee considered when awarding variable compensation to our named executive officers in February 2024 with respect to the 2023 performance year.

Another Year of Very Strong Financial Performance

With respect to this year's performance, the Compensation Committee considered the Company's strong top- and bottom-line results, despite elevated industrywide catastrophe losses and a personal lines operating environment that, while improving, was difficult during the year.

Net Income of $3.0 billion and Net Income per Diluted Share of $12.79	**Core Income* of $3.1 billion and Core Income per Diluted Share* of $13.13**	**Return on Equity of 13.6% and Core Return on Equity* of 11.5%**	**Book Value per Share and Adjusted Book Value per Share* grew meaningfully, while we also returned more than $1.9 billion in capital to shareholders and continued to make strategic investments in our business.**

Underwriting	We are pleased to have generated **underwriting income* of $1.0 billion pre-tax**, despite elevated industrywide catastrophe losses and a personal lines operating environment that, while improving, was difficult during the year. Underlying underwriting income* (which is our underwriting income excluding the impact of catastrophes and net prior year reserve development) increased by more than 55% to **$3.2 billion after-tax**. Underlying underwriting income is a meaningful measure to assess business performance for the current year because this measure excludes catastrophes, which are unpredictable in nature and can only be managed over time, and prior year loss reserve development, which relates to the re-estimation of reserves recorded in prior years.
Expense Ratio	Our **expense ratio** decreased by 40 basis points to a **record low 28.1%**. Over the past five years, we have reduced our expense ratio by 200 basis points, or 7%, even after making important investments in ongoing and new strategic initiatives as we delivered on our objective of improving productivity and efficiency through technology investments and workflow enhancements. Importantly, at the same time, we have meaningfully increased our overall technology spend and improved the mix of our technology spend. Over the past five years, we have increased our spending on strategic initiatives by nearly 75%, while carefully managing growth in routine but necessary technology expenditures.
Execution of Our Marketplace Strategy	**Net written premium**s increased by 14% to a **record $40.2 billion**. Each of our operating segments contributed to this growth, with Business Insurance growing 16%, Bond & Specialty Insurance growing 3% and Personal Insurance growing 13%.
Investment Performance	Our disciplined strategy and well-constructed portfolio positioned us to deliver very strong **pre-tax net investment income of $2.9 billion.**
Total Shareholder Return (TSR)	Our total return to shareholders for the one-, three- and five-year periods ended December 31, 2023 was approximately 4%, 45% and 79%, respectively. Our total return to shareholders for the one-, three- and five-year periods ended February 6, 2024, the date of the Compensation Committee meeting at which incentive compensation decisions were made with respect to the 2023 performance year, was approximately 17%, 57% and 91%, respectively.

*   See "Annex A–Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions" on page A-1.

Another Year of Delivering on the Travelers Promise

Our long-term success depends not only on our business strategy and competitive advantages but also on keeping our promise to be there for our customers, communities and employees – or what we call the Travelers Promise. For this reason, we take an integrated approach to sustained value creation. Here are some of the ways we delivered on the Travelers Promise in 2023:

Customers	Communities	Employees
• Responded to 1.8 million claims or more than three claims per minute. • Despite an all-time high number of industrywide catastrophe events that spanned 47 states and impacted 267 days, we closed nearly 90% of all property claims arising out of catastrophe events within 30 days. • The highest Net Promoter Score amongst insurance carriers for overall experience as measured by Marsh McLennan for its corporate segment.	• Donated more than $24 million to our communities and a total of approximately $234 million over the past decade. • Employees donated nearly $2.6 million to our communities through company-wide programs. • Celebrated the 16th anniversary of our Travelers EDGE program, empowering students from historically underrepresented backgrounds.	• $128,000 median pay for full-time employees (in the United States). • $18/hour minimum wage (in the United States). • 52,000 individuals covered under Travelers' medical plans. • Nearly $600 million and $270 million provided for retirement and medical costs, respectively. • ~54% women and 27% people of color in our U.S. workforce. • In each of the last ten years, increased the percentage of people of color in our workforce and increased the percentage of women and people of color in management positions.

2023 Performance-Based Compensation

When making the compensation decisions described below, the Compensation Committee considered the factors discussed above under "2023 Overview" and the substantial contributions made by the named executive officers in achieving these strong financial and operating results, as well as that our named executive officers individually performed at superior levels. In addition, the Compensation Committee considered relevant compensation information for our Compensation Comparison Group, each the individual executive's experience and skill set and other relevant factors. The Compensation Committee also considered that, while the Company delivered very strong top- and bottom-line results and core income and core income per diluted share increased year-over-year, core income and core income per diluted share were below plan, primarily due to elevated industrywide catastrophe losses. Based in part on these factors, the Compensation Committee determined that incentive compensation for the named executive officers should be set at levels lower than the prior year.

	Element	Chief Executive Officer	Other Named Executive Officers
PERFORMANCE-BASED CASH	**Annual Bonus**	• Mr. Schnitzer's annual cash bonus decreased from $6.8 million to $6.0 million year-over-year, a decrease of 11.8%. Mr. Schnitzer's annual cash bonus reflected the Company's very strong top- and bottom-line results; the successful execution of the Company's strategic plan; and Mr. Schnitzer's effective leadership over many years, including this year. As discussed above, Mr. Schnitzer's annual cash bonus also reflected that core income and core income per diluted share were below plan, primarily due to elevated industrywide catastrophe losses.	• The annual cash bonus for each of Messrs. Frey, Kess and Toczydlowski decreased by an average of 4.7% compared to the prior year. • Mr. Klein's annual cash bonus decreased by 8.0% compared to the prior year. Mr. Klein's annual cash bonus reflected his effective leadership, Personal Insurance's excellent marketplace execution in a challenging environment and the strategic accomplishments of Personal Insurance during the year. The annual cash bonus also reflected the impact on the Personal Insurance segment's financial results of an operating environment that, while improving, was difficult during the year.
PERFORMANCE-BASED EQUITY	**Long-Term Incentives**	• Mr. Schnitzer's annual equity award decreased from $14.25 million to $14.0 million year-over-year, a decrease of 1.8%.	• The annual equity award for Mr. Frey was increased by $100,000 to $2,500,000, or 3.13 times his base salary, to increase his total direct compensation relative to his peers at the insurance companies included in the Compensation Comparison Group. • Consistent with the prior year, the annual equity award for Mr. Kess was set at 3.0 times base salary. • Consistent with the prior year, the annual equity awards for each of Messrs. Toczydlowski and Klein were set at 4.0 times base salary.

Consistent Performance Over Time

Our very strong results in 2023 build upon our exceptional results over the past decade. These results demonstrate the continued successful execution of our long-term financial strategy to create shareholder value.

STRATEGIC OBJECTIVE	TRAVELERS TEN-YEAR PERFORMANCE
Deliver superior returns on equity by leveraging our competitive advantages	✔ Produced **industry-leading return on equity** with **low levels of volatility**
Generate earnings and capital substantially in excess of our growth needs	✔ Increased dividends per share at an **average annual rate of approximately 7%**
Thoughtfully rightsize capital and grow book value per share over time	✔ Returned approximately **$28 billion** of excess capital to our shareholders
	✔ Increased our book value per share by **56%** and our adjusted book value per share by **85%**
	✔ Delivered a total return to shareholders of **165%**



The Company's successful execution of this long-term financial strategy is demonstrated by the results we have achieved over time as discussed below, and our total return to shareholders over time, as discussed under "Achieved Superior Total Return to Shareholders Over Time" on page 39.

Continued Profitability and Quality Underlying Underwriting Results

- Our business starts with **risk selection, underwriting and pricing segmentation**.

- Our 2023 **underlying underwriting income** (or "underwriting margin" excluding the impact of catastrophes and net prior year reserve development) **increased year-over-year by more than 55% to $3.2 billion after-tax.** To put these results in context, from 2012 to 2019, annual underlying underwriting income averaged $1.3 billion. In 2023, underlying underwriting income exceeded $2.0 billion for the fourth consecutive year and exceeded $3.0 billion for the first time ever. Through higher business volumes and continued strong profitability, we have driven underlying underwriting income to a new, higher level and sustained it at that level.

- This result reflects the success we have had **executing on our innovation strategy** and demonstrates the **quality of our underwriting** and the **discipline with which we run our business**.



UNDERLYING UNDERWRITING GAIN[1]
(in billions, after-tax)

(1) Excludes the impact of net prior year reserve development and catastrophe losses.

The results we deliver are due to our deliberate and consistent approach to creating shareholder value. Our consistently articulated objective is to produce an appropriate return on equity for our shareholders over time. We emphasize that the objective is measured over time because we recognize that a long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, including interest rates, reserve developments and weather, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time. The Compensation Committee believes that our compensation program should continue to reinforce this long-term perspective, as it has historically.

Strategic Focus in Light of Forces of Change

Shortly after Mr. Schnitzer was appointed Chief Executive Officer in 2015, the leadership team identified the forces of change impacting our industry – namely, changing consumer expectations, emerging technology trends, more sophisticated data and analytics and evolving distribution models. In light of these trends, the Company established key innovation priorities and invested in capabilities to advance those priorities. These investments are largely geared toward positioning the Company to grow the top-line at attractive returns and improve operating leverage.

While the primary measure that we use for managing the business is core return on equity, any strategy to deliver a leading return on equity over time requires a strategy to grow over time. To that end, we laid out a strategy to position the Company for profitable growth. We have faithfully and consistently executed on this strategy through various economic and market conditions.

The charts below illustrate this strategy at work and its compounding, multi-year benefit. We have more than doubled our rate of growth, sustained strong underlying underwriting margins and meaningfully lowered our expense ratio. That has resulted in record levels of underlying underwriting income, cash flow from operations and invested assets excluding net unrealized investment gains (losses).

ACCELERATING NET WRITTEN PREMIUM GROWTH

$22.4B   2.7% CAGR[1]   7.0% CAGR[2] $40.2B

2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

CONSISTENTLY STRONG UNDERLYING PROFITABILITY[3][4]

93.0%   AVG = 91.4%   89.5%

2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

IMPROVING EXPENSE RATIO

AVG = 31.7%   Improved 3.6 pts   28.1%

2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023

HIGHER UNDERLYING UNDERWRITING INCOME (AFTER-TAX)[4]

$1.3B   +146% $3.2B

Avg. 2012-2016   2017   2018   2019   2020   2021   2022   2023

HIGHER CASH FLOW FROM OPERATIONS

$3.7B   +108% $7.7B

Avg. 2012-2016   2017   2018   2019   2020   2021   2022   2023

GROWING INVESTED ASSETS[5]

$69.7B   +33% $92.8B

Avg. 2012-2016   2017   2018   2019   2020   2021   2022   2023

[1] Represents growth from 2012 through 2016.
[2] Represents growth from 2016 through 2023.
[3] The combined ratio is used as an indicator of the Company's underwriting discipline, efficiency in acquiring and servicing its business and overall underwriting profitability. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.
[4] Excludes the impact of catastrophes and prior year reserve development.
[5] Invested assets excludes net unrealized investment gains (losses).

 

Achieved a Superior Return on Equity

Our return on equity has meaningfully outperformed the average return on equity for the property and casualty industry in each of the past ten years.

- Our 2023 return on equity of **13.6%** substantially exceeded the average return on equity for the domestic property and casualty industry in 2023 of approximately **8.4%**, as estimated by Conning, Inc., a global investment management firm. For 2023, our return on equity comfortably covered our cost of equity and exceeded the average 10-year treasury by more than 950 basis points.

- Our average return on equity over the past decade of **12.0%** exceeded the average return on equity for the domestic property and casualty industry of **7.0%** and the average return on equity for the property and casualty companies in our Compensation Comparison Group of **10%**. We have posted a double-digit return on equity in every year over the last decade, except for 2017, a difficult catastrophe year for the industry (with three hurricanes and wildfires in California), in which we posted a **9%** return on equity. In every one of those years we comfortably covered our cost of equity. In addition, over the past decade, our average return on equity has exceeded the average 10-year treasury by an average of more than 950 basis points.

- Our average return on equity over the past decade has been accompanied by significantly less volatility as compared to the average volatility for the property and casualty insurers who are members of our Compensation Comparison Group. We believe that our performance over time demonstrates the value of our competitive advantages and the discipline with which we run our business.



RETURN ON EQUITY

Legend:
- Travelers
- Travelers Average
- US P&C Insurers[1]
- US P&C Insurers Average[1]

(1) 2023 Forecast: © 2024 Conning, Inc., as published in Conning's Property-Casualty Forecast & Analysis by Line of Insurance, 2023 Q4 edition. Used with permission. Historical data: © 2024 S&P Global Market Intelligence LLC. Used with permission.

Increased Book Value Per Share and Returned Significant Excess Capital to Our Shareholders

Over the last ten years, we meaningfully grew both book value per share and adjusted book value per share (which excludes the after-tax impact of unrealized gains and losses on investments) while at the same time continuing to invest meaningfully in our competitive advantages and returning substantial excess capital to shareholders.

- During 2023, our book value per share **increased by nearly 18%**, primarily due to the impact of the change in interest rates on the value of our fixed income portfolio during the year. Because we generally hold our fixed income investments to maturity and maintain a very high-quality investment portfolio, we manage based on adjusted book value per share. Our **adjusted book value per share increased by 8%** during 2023, while, at the same time, we continued to make strategic investments in our business and to return a significant amount of excess capital to our shareholders through dividends and share repurchases.

- Over the last 10 years, **the compound annual growth rate of our book value per share was approximately 4% and the compound annual growth rate of our adjusted book value per share was approximately 6%**.



GROWING ADJUSTED BOOK VALUE PER SHARE[1]

(1) Excludes net unrealized investment gains (losses), net of tax, included in shareholders' equity.

- During 2023, we returned more than **$1.9 billion** in capital to shareholders through dividends of **$0.9 billion** and share repurchases of **$1.0 billion**.

- Over the last 10 years, we have increased our dividend each year and increased dividends per share at an **average annual rate of 7%**.

- Since we began our current share repurchase program in 2006, we have returned approximately **$55 billion** of excess capital to shareholders through dividends and share repurchases (at an average price per share of $73.60).



GROWING DIVIDENDS PER SHARE

Achieved Superior Total Return to Shareholders Over Time

Strong financial results have led to outstanding total returns to shareholders over time (measured as the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment on the respective dividend payment dates).

When making compensation decisions for the year, the Compensation Committee considered that our total return to shareholders, including share price appreciation and dividends, was approximately 4%, 27% and 45% for the one, two and three years ended December 31, 2023, respectively, as compared to 9%, 14%, and 52% for the Compensation Comparison Group, respectively. While we underperformed the S&P 500 on a total shareholder return basis in 2023, we outperformed the S&P 500 on a total shareholder return basis for the two- and three-year periods ended December 31, 2023, by approximately 24% and 12%, respectively.

The Compensation Committee also considered that total shareholder return is a measure of a company's stock price performance that depends upon the market value of the company's stock on a particular date. Because of the inherent volatility of the markets and the impact of short-term trading on a particular stock, a view of performance based on a stock price on a single, specific date can provide an incomplete picture. Accordingly, the Compensation Committee also considered that our total shareholder return for the one, two and three years ended as of the date of the Compensation Committee meeting at which incentive compensation decisions were made was: 17%, 29% and 57%, respectively, placing the company at the 57th, 73rd, 40th percentile of our Compensation Comparison Group, respectively.

Finally, we measure our success in executing on our financial strategy over time. This long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends, and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time. Consequently, in assessing total shareholder return, the Compensation Committee generally gives greater weight to performance over a longer period of time. With that in mind, the Compensation Committee also considered the graph below which compares our total return to shareholders since the 2008 financial crisis to our Compensation Comparison group, the S&P 500, the Dow 30 and the S&P 500 Financials. For the period beginning January 1, 2008 (prior to the 2008 financial crisis) and ending December 31, 2023, our total shareholder return of more than 420% exceeded that of our Compensation Comparison Group, the Dow 30 Index, the S&P 500 and the S&P 500 Financials.



TOTAL RETURN TO SHAREHOLDERS[1]

(1) Represents the change in stock price plus the cumulative amount of dividends, assuming dividend reinvestment. For each year on the chart, total return is calculated with January 1, 2008 as the starting point and December 31 of the relevant year as the ending point. © Bloomberg Finance L.P. Used with permission of Bloomberg.

Shareholder Engagement

The Company has taken a comprehensive and integrated approach to its shareholder engagement efforts, including with respect to its financial results, corporate strategy, compensation practices and environmental, social and governance matters. We continue to seek additional opportunities to communicate directly with our investors to discuss current and emerging trends and to hear investor feedback. In 2023, the Company sought meetings with shareholders representing approximately 52% of its outstanding shares and engaged with shareholders representing more than 40% of its outstanding shares.

With respect to executive compensation, the matters discussed included:

• The design of the Company's executive compensation program;

• The Company's pay-for-performance philosophy, which is designed to reinforce a long-term perspective and to align the interests of our executives with those of our shareholders;

• That while the objectives and structure of our compensation program have been stable over time compensation levels vary significantly from year-to-year and correlate with our results;

• The mix of the Company's long-term equity compensation program, including the use of stock options;

• That certain of the proxy advisory firms apply their own assumptions and methodology for valuing stock options, which causes the value assigned by certain of the proxy advisory firms to the options granted to our senior executives to be significantly higher than the value computed in accordance with generally accepted accounting principles ("GAAP") and reported by the Company in its financial statements;

• The use of a discretionary bonus plan, given the Compensation Committee's belief, as discussed in further detail above, that a formulaic approach to the determination of performance-based compensation, particularly in the property and casualty insurance industry, could result in unintended consequences and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment;

• The composition of the Company's Compensation Comparison Group selected by the Compensation Committee, and how it differs from the Compensation Comparison group selected by the proxy advisory firms;

• That total shareholder return is a measure of a company's stock price performance that depends upon the market value of the company's stock at a particular time. Because of the inherent volatility of the markets and the impact of short-term trading on a particular stock, a view of performance based on a stock price at a particular time can provide an incomplete picture. Moreover, reliance on total shareholder return is inconsistent with the structure of our executive compensation program, which relies on multiple metrics in determining pay for performance and considers performance over multiple time periods; and

• The actions we have taken over the years, based in part, on investor feedback as described under "Shareholder Engagement and Board Responsiveness" on page 5 of this Proxy Statement.

In light of the numerous conversations the Company has had with its largest shareholders and the results of the Company's advisory vote on executive compensation over the years, the Company believes that a significant majority of its shareholders are supportive of the design and operation of the Company's executive compensation program.

Pay-for-Performance Philosophy

Our compensation program, the objectives and structure of which have been stable over time and aligned with our articulated financial strategy, is designed to reinforce a long-term perspective and align the interests of our executives with those of our shareholders. We measure our success in executing on our financial strategy over time. As noted above, this long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk for shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly when measured year-to-year due to a variety of factors, and success can only be measured over time and in the context of periods of financial crises, natural and man-made catastrophes, pandemics and other anticipated and unanticipated developments impacting loss trends and through both general economic cycles and more extreme economic conditions. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time.

Consistent with our longstanding pay-for-performance philosophy, the Compensation Committee believes that:



When we generally exceed our performance goals and the named executive officers individually perform at superior levels in achieving that performance, total compensation for our executive officers should be set at superior levels compared to the compensation levels for equivalent positions in our Compensation Comparison Group.



When we do not generally exceed our performance goals or the named executive officers individually do not perform at superior levels, total compensation for these executives should be set at lower levels.



In addition, to a greater extent than many of the companies included in our Compensation Comparison Group, due to the absence of time-based restricted stock in our ongoing program, the ultimate value of our named executive officer compensation is performance-based and is tied to operating results and increases in shareholder value over time.

While the objectives and structure of our compensation program have been stable over time, compensation levels vary significantly from year-to-year and correlate with our results. The following chart illustrates the directional relationship for the past ten performance years ("PY") between total direct compensation (consisting of paid salary, cash bonus and the fair value at grant of long-term incentives as reflected in the Supplemental Table on page 62 for the Chief Executive Officer and the Company's performance, as reflected by core return on equity ("ROE")). As explained under "— Objectives of Our Executive Compensation Program" below, the Compensation Committee believes that the effective management of catastrophes can only be evaluated over a longer period of time and that compensation levels should encourage a long-term perspective. Therefore, the Compensation Committee believes that, while catastrophe losses ("CATs") should impact compensation levels, compensation levels should reflect but not be as volatile from year-to-year as changes in financial results due to catastrophe losses.

CEO TOTAL DIRECT COMPENSATION AND ADJUSTED CORE ROE WITH CATS AT AVERAGE LEVEL AND AS REPORTED[1]



		2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
■	CEO Comp ($M) [2]	$19.50	$19.10	$15.20	$13.90	$15.20	$17.75	$19.00	$20.70	$22.35	$21.45
—●—	Adjusted Core ROE	12.9%	11.9%	10.9%	9.6%	11.6%	9.1%	11.8%	14.8%	12.6%	15.6%
—●—	ROE	15.5%	15.2%	13.3%	9.0%	10.7%	10.9%	11.3%	13.7%	11.3%	11.5%
	Reported ROE	14.6%	14.2%	12.5%	8.7%	11.0%	10.5%	10.0%	12.7%	12.2%	13.6%

(1) The chart is intended to facilitate a year-to-year comparison of core return on equity by showing core return on equity both as reported and as adjusted to reflect the average level of catastrophe losses for the ten-year period ended December 31, 2023 in order to eliminate the volatility that undermines the comparison of period-to-period results. The average annual after-tax catastrophe losses for the ten-year period presented was $1.1 billion (reflecting a U.S. corporate income tax rate of 21% for the six years ended December 31, 2023 and a U.S. corporate income tax rate of 35% for the prior four years). Actual catastrophe losses for each year are presented in Annex A.

(2) The total direct compensation for the CEO reflects the compensation paid to Mr. Schnitzer, our current Chief Executive Officer, for the performance years 2016 through 2023, and the compensation paid to Mr. Fishman, our former Chief Executive Officer, until December 2015, for the performance years 2014 and 2015.

Differences between total direct compensation for each performance year in the chart above and information included in the "Summary Compensation Table" are discussed in "—Total Direct Compensation for 2021-2023 (Supplemental Table)" and "—The Differences Between this Supplemental Table and the Summary Compensation Table" on page 62.

Objectives of Our Executive Compensation Program

With our overarching pay-for-performance philosophy in mind, the Compensation Committee has approved the following five primary objectives of our executive compensation program.

Objective	
Link compensation to the achievement of our short- and long-term financial and strategic objectives	The Compensation Committee believes that a properly structured compensation system should measure and reward performance on multiple bases. To ensure an appropriate degree of balance in the program, the compensation system is designed to measure short- and long-term financial and operating performance, the efficiency with which capital is employed in the business, the effective management of risk, the achievement of strategic initiatives and the individual performance of each executive. The Compensation Committee further believes that the most senior executives, who are responsible for the development and execution of our strategic and financial plans, should have the largest portion of their compensation tied to performance-based incentives, including stock-based compensation, the ultimate value of which is dependent on the performance of our stock price over time and on our three-year core return on equity. Accordingly, the proportion of total compensation that is performance-based increases with successively higher levels of responsibility. In addition, in evaluating the Company's overall performance, the Compensation Committee considers that our business is subject to year-to-year volatility outside of management's control, including natural and man-made catastrophic events. The Compensation Committee believes that, because the impact of catastrophes in any given year can produce significant volatility, the effective management of catastrophes can only be evaluated over a longer period of time. As a result, although the Compensation Committee believes that the impact of catastrophes on the Company's financial results should be reflected in its executive compensation decisions, the Compensation Committee does not believe it is appropriate for compensation levels to be subject to as much volatility year-to-year as may be caused by actual catastrophes.
Provide competitive compensation opportunities to attract, retain and motivate high-performing executive talent	Our overall compensation levels are designed to attract and retain the best executives in light of the competition for executive talent. We recognize that to continue to produce industry-leading results over time, we need to continuously cultivate that talent. We do so with competitive compensation programs that are designed to attract, motivate and retain our best people, development programs that foster personal and professional growth, and a focus on diversity and inclusion as a business imperative. In addition, the Compensation Committee believes that, when we generally exceed our performance goals and the named executive officers individually perform at superior levels in achieving that performance, total compensation for these executive officers should be set at superior levels compared to the compensation levels for equivalent positions in our Compensation Comparison Group. When we do not generally exceed our performance goals or the named executive officers individually do not perform at superior levels, total compensation for these executives should be set at lower levels. The Compensation Committee may also consider other relevant facts and circumstances in awarding compensation in order to attract, retain and motivate high-performing talent.

Objective

Align the interests of management and shareholders by paying a substantial portion of total compensation in stock-based incentives and ensuring that executives accumulate meaningful stock ownership stakes over their tenure	The Compensation Committee believes that the interests of executives and shareholders should be aligned. Accordingly, a significant portion of the total compensation for the named executive officers is in the form of stock-based compensation. The components of the annual stock-based compensation granted to the named executive officers in 2024 and 2023 were stock options and performance shares. Stock options provide value only if our stock appreciates, and performance shares vest only if a specified core return on equity threshold is met. In addition, as discussed below, senior executives are expected to achieve specified stock ownership targets. Both the portion of total compensation attributable to stock-based programs and the expected level of executive stock ownership increase with successively higher levels of responsibility.
Maximize, to the extent equitable and practicable, the financial efficiency of the overall compensation program	As part of the process of approving the initial design of incentive plans, or any subsequent modifications made to such plans, and determining awards under the plans, the Compensation Committee evaluates the aggregate economic costs and dilutive impact to shareholders of such compensation, the expected tax and accounting treatment and the impact on our financial results. The Compensation Committee attempts to balance the various financial implications of each program to ensure that the system is as efficient as possible and that unnecessary costs are avoided.
Reflect established and evolving corporate governance standards	The Compensation Committee, with the assistance of our Human Resources Department and the Compensation Committee's independent compensation consultant, stays abreast of current and developing corporate governance standards and trends with respect to executive compensation and adjusts the various elements of our executive compensation program, from time to time, as it deems appropriate.

As a result of this process, the Compensation Committee has adopted the following practices, among others:



What We DO

✔ Provide for a cap on the maximum cash bonus opportunity with regard to our Chief Executive Officer

✔ Maintain a robust share ownership requirement

✔ Maintain clawback policies giving us the ability to recover incentive awards from our executive officers

✔ Prohibit hedging transactions as specified in our securities trading policy

✔ Prohibit pledging shares without the consent of the Company (no pledges have been made)

✔ Engage in extensive outreach and maintain a regular dialogue with shareholders relating to the Company's governance, compensation and sustainability practices

✔ Engage an independent consultant that works directly for the Compensation Committee and does not work for management



What We DO NOT Do

✖ No excise tax "gross-up" payments in the event of a change in control

✖ No tax "gross-up" payments on perquisites for named executive officers

✖ No repricing of stock options and no buy-out of underwater options

✖ No excessive or unusual perquisites

✖ No dividends or dividend equivalents paid on unvested performance shares

✖ No above-market returns provided for in deferred compensation plans

✖ No guaranteed equity awards or bonuses for named executive officers

For a description of the duties of the Compensation Committee and its use of an independent compensation consultant, see "Governance of Your Company—Committees of the Board and Meetings—Compensation Committee" on page 14.

Compensation Elements and Decisions

With our pay-for-performance philosophy and compensation objectives discussed above as our guiding principles, we deliver annual executive compensation through the following elements:

2023 Compensation Mix[1]

CEO



7%
Base Salary

28%
Annual Cash Bonus

39%
Performance Shares

26%
Stock Options

Performance-Based Pay
93%

OTHER NEO AVERAGE



13%
Base Salary

40%
Annual Cash Bonus

28%
Performance Shares

19%
Stock Options

Performance-Based Pay
87%

[1] Pay mix of total direct compensation for the 2023 performance year as reported in the Supplemental Table on page 62.

CASH-BASED COMPENSATION

The Compensation Committee has determined that it is appropriate for the allocation of compensation between performance-based annual cash bonus and stock-based long-term incentives to be somewhat more heavily weighted towards cash bonus as compared to our Compensation Comparison Group. The Compensation Committee believes that this allocation is appropriate in light of the fact that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group. In particular, unlike a number of other companies in our Compensation Comparison Group that grant time-vesting restricted stock, annual equity awards made to the named executive officers are typically all performance-based.

STOCK-BASED COMPENSATION

Annual awards of stock-based compensation are typically in the form of performance shares and stock options. Because our performance shares only vest if specified core return on equity thresholds are met, and because stock options provide value only if our stock price appreciates, the Compensation Committee believes that such compensation is all performance-based; that is, the compensation typically awarded annually to our Chief Executive Officer and other named executive officers generally does not include awards that are earned solely due to the passage of time without regard to performance.

The following chart illustrates the mix of performance-based compensation to non-performance-based compensation of our Chief Executive Officer, compared to the chief executive officers of our Compensation Comparison Group.

Travelers CEO Pay Mix[1] and Peer Average CEO Pay Mix[2]

TRAVELERS CEO



7%
Base
Salary

28%
Annual Cash Bonus

39%
Performance Shares

26%
Stock Options

Performance-Based Pay
93%

PEER CEO AVERAGE



8%
Base
Salary

12%
Restricted
Stock

24%
Bonus

43%
Performance Shares/units

13%
Stock Options

Performance-Based Pay
80%

[1] Pay mix of total direct compensation for the 2023 performance year as reported in the Supplemental Table on page 62.

[2] Peer Average CEO Pay Mix reflects the pay mix of total direct compensation for our Compensation Comparison Group for their 2022 performance year (the most recent year for which data was publicly available) and was calculated by the Compensation Committee's independent compensation consultant. As part of that calculation, the independent compensation consultant annualized special non-recurring long-term incentive grants (for example, new hire, retention and promotion awards) to reflect an estimate of "per year" value when appropriate.

We also provide benefits and modest perquisites. In addition, from time to time, the Compensation Committee may make special cash or equity awards to one or more of our named executive officers. No special cash or equity awards were made to our named executive officers for the 2023 performance year.

Base Salary

Metrics

The Compensation Committee's philosophy is to generally set base salary for executive officers at a level that is intended to be on average at or near the 50th percentile for equivalent positions in our Compensation Comparison Group.

Individual salaries may range above or below the median based on a variety of factors, including the potential impact of the executive's role at the Company, the terms of the executive's employment agreement, if any, the tenure and experience the executive brings to the position and the performance and potential of the executive in his or her role. Because salaries for executive officers are typically changed infrequently, at the time the Compensation Committee increases the salaries of executives, such salaries on average may initially, and for a period of time following such increases, be higher than the 50th percentile of our Compensation Comparison Group on the basis that over time the average is expected to be at, or near, approximately the 50th percentile.

Base salaries are reviewed annually, and adjustments are made from time to time as the Compensation Committee deems appropriate to recognize performance, changes in duties and/or changes in the competitive marketplace.



Link To Strategy

The Compensation Committee's base salary positioning supports the attraction and retention of high-quality talent, ensures an affordable overall cost structure and mitigates excessive risk taking.

Base Salaries

At its February 2024 meeting, the Compensation Committee made no changes to the base salaries of the named executive officers. At its February 2023 meeting, the Compensation Committee increased Mr. Schnitzer's base salary by $150,000 in order to position Mr. Schnitzer's base salary more competitively when compared to the other chief executive officers in our Compensation Comparison Group. Prior to the adjustment made to Mr. Schnitzer's salary in February 2023, his base salary was at the approximately 30th percentile of our Compensation Comparison Group, based on the most recently available data as provided by the Compensation Committee's independent compensation consultant. Following the February 2023 increase, the base salary for Mr. Schnitzer was approximately 6.6% above the median dollar amount of our Compensation Comparison Group, based on the most recently available data as provided by the compensation consultant. Other than the change to Mr. Schnitzer's base salary, no changes were made to the base salaries of the other named executive officers at the Compensation Committee's February 2023 meeting.

The current base salaries for the named executive officers are on average approximately 6% above the median dollar amount of our Compensation Comparison Group, based on the most recently available data as provided by the Compensation Committee's independent compensation consultant.

Because salaries for executive officers are typically changed infrequently, at the time the Compensation Committee increases the salaries of executives who have not received an increase in several years, such salaries on average may initially, and for a period of time following such increases, be higher than the 50th percentile of our Compensation Comparison Group indicated by the most recently available data on the basis that over time the average is expected to be at, or near, approximately the 50th percentile.

Annual Cash Bonus

The named executive officers are eligible to earn performance-based annual cash bonuses. The annual bonuses are based on the performance of the Company as a whole, taking into consideration performance against predetermined metrics as approved by the Board at the beginning of the year, as well as the individual performance of each executive. The annual cash bonuses are designed to further our goals described under "—Objectives of Our Executive Compensation Program", including motivating and promoting the achievement of our short- and long-term financial and strategic objectives.

METRICS

The Compensation Committee evaluates a broad range of financial and non-financial metrics in awarding performance-based incentives each year.

The Compensation Committee believes that a formulaic approach to the determination of performance-based compensation could result in unintended consequences and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment. The Compensation Committee believes that there is no substitute for understanding the Company's results and how those results were achieved. The application of a formulaic approach could be particularly damaging in the property and casualty industry, where prudent risk management and long-term thinking are critically important, and where the impact of executive decisions are only evident over longer periods of time. The Compensation Committee's believes that its current approach allows it to appropriately assess the quality of performance results and ensures that executives are not unduly rewarded, or disadvantaged, based purely on the application of a mechanical formula.

CORE RETURN ON EQUITY

Core return on equity is a principal factor in the Compensation Committee's evaluation of the Company's performance. The Compensation Committee believes that core return on equity should not be viewed as a single metric. Rather, by being a function of both core income and shareholders' equity (excluding unrealized gains and losses on investments), core return on equity is a function of both the Company's income statement and balance sheet.

When evaluating core return on equity, the Compensation Committee considers:

- the Company's cost of equity;
- recent and historical trends with respect to interest rates;
- recent and historical trends with respect to core return on equity for the Company;
- recent and historical trends with respect to return on equity for the domestic property and casualty insurance industry, including the industry peers included in the Compensation Comparison Group; and
- the significantly lower level of volatility with respect to the Company's return on equity relative to the average volatility of the industry peers included in the Compensation Comparison Group.

ADDITIONAL METRICS

The Compensation Committee also evaluates the Company's performance with respect to a wide range of other financial metrics included in the financial plan approved by the Board prior to the beginning of the year, including:

- Core income and core income per diluted share, and the metrics that contribute to those results, such as:
  - earned premiums;
  - investment income;
  - insurance losses; and
  - expense and capital management.

In evaluating performance against the metrics, however, the Compensation Committee does not use a formula or pre-determined weighting, and no one metric is individually material other than core return on equity and core income.

In light of the Company's objective to create shareholder value by generating significant earnings and taking a balanced approach to capital management, the Compensation Committee also reviews per share growth in book value and adjusted book value over time.

However, because (1) book value can be volatile due to, among other things, the impact of changing interest rates on the fair value of the Company's fixed-income investment portfolio, and (2) the Company's capital management strategy also emphasizes returning excess capital to shareholders, the Compensation Committee does not set a specific target for per share growth in book value or adjusted book value. Further, while it evaluates changes in book value and adjusted book value in the context of overall results, the Compensation Committee does not believe such changes, by themselves, are always the most meaningful indicators of relative performance.



Link To Strategy

Senior executives, as well as other employees with management responsibility, are encouraged to focus on multiple performance objectives that are important for creating shareholder value, including the quality and profitability of our underwriting and investment decisions, the pricing of our policies, the effectiveness of our claims management and the efficacy of our capital and risk management. In addition, senior executives are encouraged to focus on executing the Company's ambitious innovation agenda to position the Company for continued success.

Factors Considered in Awarding 2023 Bonuses

In determining the actual annual bonuses awarded, the Compensation Committee considered a number of factors, including:

✓ Another year of strong top- and bottom-line results, despite elevated industrywide catastrophe losses and a personal lines operating environment that, while improving, was difficult during the year;

✓ The Company's successful execution of its marketplace strategies, including the growth of net written premiums by 14% to a record $40.2 billion, with each of our operating segments contributing to this growth. Business Insurance grew 16%, Bond & Specialty Insurance grew 3% and Personal Insurance grew 13%;

✓ That even as we have improved our expense ratio to a record low 28.1%, we continued to successfully execute on our long-term strategy to "transform" Travelers into the insurance company of the future through our ambitious innovation agenda. Our ongoing investments in improving productivity and efficiency have allowed us to meaningfully increase the amount we spend on technology and direct significantly more of our technology dollars to strategic technology initiatives while carefully managing growth in routine but necessary technology expenditures;

✓ The successful execution of the Company's long-term strategic plan for continued success in light of the forces of change the Company has identified as impacting the industry, as described under "—Strategic Focus in Light of Forces of Change", including by leveraging the power of artificial intelligence;

✓ The consolidated, business segment and/or investment results relative to the various financial measures set forth in our 2023 business plan that was established and approved by the Board at the end of 2022;

✓ Our thoughtful risk reward approach to catastrophe management, which has resulted in favorable catastrophe loss experience relative to our property insurance market share over time;

✓ Our Claim organization's excellent performance in delivering for our customers, including closing nearly 90% of all claims arising out of industrywide catastrophe events within 30 days, despite an all-time high number of catastrophe events that spanned 47 states and impacted 267 days in 2023;

✓ Our success in establishing Travelers as a thought leader in the ESG space, including our comprehensive ESG reports and disclosures, which are consistent with the standards and recommendations of the TCFD and SASB;

✓ Our successful execution of our comprehensive human capital management strategies as evidenced by our high employee tenure and low employee turnover rates, which have returned to pre-pandemic levels, as well as progress on the Company's diversity and inclusion initiatives;

✓ Our performance relative to the companies in our Compensation Comparison Group and other companies in the property and casualty insurance industry, with a particular emphasis on core return on equity;

✓ Compensation market practices as reflected by the Compensation Comparison Group in the most recent publicly available data;

✓ The performance of the executive;

✓ The tenure and compensation history of the executive; and

✓ The demonstration of leadership and teamwork and a commitment to a culture of collaboration.

In addition, in connection with Mr. Schnitzer's compensation for the 2023 performance year, the Compensation Committee also considered: (i) the Company's very strong top-and bottom-line results, (ii) the successful development and execution over the past eight years of the Company's strategic plan for continued success in light of the forces of change impacting the industry, and (iii) Mr. Schnitzer's effective leadership this past year and over many years. In addition, the Compensation Committee considered Mr. Schnitzer's continued leadership role in the property and casualty insurance industry, including his service as the Chairman of the American Property and Casualty Insurance Association (APCIA), the primary national trade association for home, auto and business insurers.

The Compensation Committee generally weighs financial performance measures, particularly core return on equity and core income, and comparable compensation information more heavily than other factors. In particular, when assessing results, the Compensation Committee considers the Company's overall financial performance relative to prior years' performance, the financial plan, the performance of industry peers and, in the case of core return on equity, the Company's cost of equity and the risk-free rate.

The achievement, or inability to achieve, any particular financial or operational measure in a given year neither guarantees, nor precludes, the payment of an award, but is considered by the Compensation Committee as one of several factors among the other factors noted above and any additional information available to it at the time, including market conditions in general. The Compensation Committee does not use a formula or assign any particular relative weighting to any performance measure.

As discussed under "—Annual Cash Bonus—Metrics" on page 47, the Compensation Committee believes that a formulaic approach to compensation is not appropriate in the property and casualty insurance industry and is not an appropriate substitute for the Compensation Committee's informed and thorough deliberation and the application of its reasoned business judgment as it would not allow the Compensation Committee to assess the quality of the performance results and could result in negative unintended consequences. For example, a formulaic bonus plan tied to revenue growth (a common metric used in formulaic bonus plans) could create an incentive for management to relax underwriting or investment standards to increase revenue and reported profit on a short-term basis, thereby driving higher short-term bonuses, but create excessive risk for shareholders over the longer term. This is of particular concern in the property and casualty insurance industry due to the fact that the "cost of goods sold" (that is, the amount of insured losses) is not known at the time of sale and develops over time — in some cases over many years. Based in part on investor feedback, the Compensation Committee has implemented a maximum cash bonus opportunity for our Chief Executive Officer of $10 million.

2023 Financial Metrics, Including Core Return on Equity Target

In evaluating the foregoing factors, the Compensation Committee reviewed management's progress in meeting a broad range of financial and operational metrics included in the 2023 financial plan approved by the Board in December 2022. As discussed above, of the various financial metrics evaluated by the Compensation Committee, the Compensation Committee considered core return on equity to be the most important metric in its evaluation of the Company's annual performance, and it reviewed other metrics in light of their contribution to the Company's core return on equity goals.

Core Return on Equity Target

In February 2023, the Compensation Committee established specific targets for both: (1) core return on equity and (2) adjusted core return on equity, which excludes catastrophes and prior year reserve development, if any, related to asbestos and environmental coverages. In particular, the 2023 financial plan targeted: (1) a core return on equity of 12.8% and (2) an adjusted core return on equity of 18.2%.

One of management's important responsibilities is to produce an appropriate return on equity for our shareholders and to develop and execute financial and operational plans consistent with our financial goal of achieving a superior core return on equity over time. We emphasize that the objective is measured over time because we recognize that interest rates, reserve development and weather, among other factors, impact our results from year to year, and that there are years — or longer periods — and environments in which a mid-teens return is not attainable and other years in which we expect we will achieve or exceed a mid-teens return. In all environments, the Company aspires to generate a core return on equity that is industry leading.

The targeted returns for 2023 reflect that while interest rates increased during the last couple of years, the higher rates will take a number of years to earn into the fixed income portfolio. The target for core return on equity also assumed that catastrophes would be consistent with normalized levels reflecting long-term historical experience. In evaluating the appropriateness of the target set for core return on equity, the Compensation Committee considers our return on equity relative to the Compensation Comparison Group, the U.S. property and casualty insurance industry generally and our estimated cost of equity. This relationship to industry returns, over time, is described in the chart on page 37. As a result, when the Board approved our 2023 financial plan, both management and the Board believed the plan to be reasonably difficult to achieve.

Notably, the Company's financial plan—and thus its targets—did not budget for any prior year reserve development, positive or negative. As required, by GAAP, the Company's actuarial estimates of loss reserves as included in the Company's balance sheet always reflect management's best estimates of ultimate loss as of the relevant date. As a result, when developing financial plans, the Company does not budget for, or target, prior year reserve development. Adjusted core return on equity excludes prior year reserve development related to asbestos and environmental coverages because, to a significant degree, those items relate to policies that were written decades ago and, particularly in the case of asbestos, arise to a significant extent as a result of court decisions and other trends that have attempted to expand insurance coverage far beyond what we believe to be the intent of the original parties. Accordingly, their financial impact is largely beyond the control of current management.

FACTORS CONSIDERED BY THE COMPENSATION COMMITTEE WHEN ESTABLISHING TARGETS FOR 2023

For the reasons discussed above, the targets for 2023 for each of core return on equity and adjusted core return on equity did not include any prior year reserve development, either positive or negative. For 2022, core return on equity and adjusted core return on equity included 190 basis points and 290 basis points of prior year reserve development, respectively.

For 2023, our core return on equity and adjusted core return on equity compared to our targets were as follows:



CORE RETURN ON EQUITY

- 2022 Actual: 11.3%
- 2023 Target[1]: 12.8%
- 2023 Actual: 11.5%

ADJUSTED CORE RETURN ON EQUITY[2]

- 2022 Actual: 17.3%
- 2023 Target[1]: 18.2%
- 2023 Actual: 20.3%

[1] For the reasons discussed above, the 2023 targets for core return on equity and adjusted core return on equity did not include any prior year reserve development, either positive or negative. For 2022, core return on equity and adjusted core return on equity included 190 basis points and 290 basis points of prior year reserve development, respectively.

[2] Excludes catastrophes and prior year reserve development related to asbestos and environmental coverages.

As part of its evaluation of the 2023 results, the Compensation Committee considered that core return on equity was less than plan primarily due to an all-time high number of industrywide catastrophe events that spanned 47 states and impacted 267 days of the year. The Compensation Committee also assessed these results relative to the U.S. property and casualty insurance industry as a whole. In particular, the Company's 2023 return on equity of 13.6% substantially exceeded the average return on equity for the domestic property and casualty industry of approximately 8.4%, as estimated by Conning.

Other Financial Metrics

In determining annual cash bonuses to be paid to the named executive officers, the Compensation Committee evaluates the Company's performance with respect to not only core return on equity, but also a broad range of other financial metrics, including, among other things, core income and core income per diluted share (and other metrics that contribute to core income and core income per diluted share, such as written and earned premiums, investment income and expense management), book value per share and adjusted book value per share. In 2023, none of these other financial metrics was individually material to 2023 compensation decisions. The relevant targets for these other financial metrics were included in the 2023 financial plan approved by the Board at the end of 2022.

The following charts show actual 2023 core income, core income per diluted share and adjusted core income, which excludes prior year reserve development related to asbestos and environmental ("A&E") and catastrophes, compared to the 2022 results and the corresponding metrics contained in the Company's 2023 financial plan. Core income and Core income per diluted share increased year-over-year but were lower than the amounts contained in the Company's financial plan, primarily due to elevated industrywide catastrophe losses. Adjusted core income, which excludes A&E and catastrophes, exceeded the respective goal in the Company's financial plan.



FACTORS CONSIDERED BY THE COMPENSATION COMMITTEE WHEN ESTABLISHING TARGETS FOR 2023

For the reasons discussed above, the targets for 2023 for each of core income, core income per diluted share and adjusted core income did not include any prior year reserve development, either positive or negative. For 2022, core income, core income per diluted share and adjusted core income included $512 million, $2.12 and $784 million of positive prior year reserve development, respectively.

CORE INCOME

in billions

$3.0
$3.4
$3.1
2022 Actual
2023 Target(1)
2023 Actual(2)

CORE INCOME PER DILUTED SHARE

$12.42
$14.86
$13.13
2022 Actual
2023 Target(1)
2023 Actual(2)

ADJUSTED CORE INCOME[3]

in billions

$4.8
$5.0
$5.7
2022 Actual
2023 Target(1)
2023 Actual

(1) For the reasons discussed above, the 2023 target for each of core income, core income per diluted share and adjusted core income did not include any prior year reserve development, either positive or negative. For 2022, core income, core income per diluted share and adjusted core income included $512 million, $2.12 and $784 million of positive prior year reserve development, respectively.

(2) Actual core income and core income per diluted share for 2023 were below plan primarily due to $2.4 billion of catastrophe losses, which were also elevated industrywide.

(3) Excludes catastrophes and prior year reserve development related to asbestos and environmental coverages.

Amount of 2023 Annual Cash Bonuses

At its February 2024 meeting, the Compensation Committee considered the quantitative and qualitative factors described above and the substantial contributions made by the named executive officers in achieving these strong financial and operating results, as well as that our named executive officers individually performed at superior levels. In addition, the Compensation Committee considered relevant compensation information for our Compensation Comparison Group, each individual executive's experience and skill set and other relevant factors. The Compensation Committee also considered that, while the Company delivered very strong top- and bottom-line results and core income and core income per diluted share increased year-over-year, core income and core income per diluted share were below plan, primarily due to elevated industrywide catastrophe losses. Based in part on these factors, the Compensation Committee determined that annual cash bonuses for the named executive officers should be set at levels lower than the prior year.

	Annual cash bonus	Change in annual cash bonus compared to 2022
Mr. Schnitzer	$6.0 million	Decreased by 11.8%. Mr. Schnitzer's annual cash bonus reflected the Company's very strong top- and bottom-line results; the successful execution of the Company's strategic plan; and Mr. Schnitzer's effective leadership over many years, including this year. As discussed above, Mr. Schnitzer's annual cash bonus also reflected that core income and core income per diluted share were below plan, primarily due to elevated industrywide catastrophe losses.
Mr. Frey	$2.3 million	Decreased by an average of 4.7%.
Mr. Kess	$3.0 million	
Mr. Toczydlowski	$2.7 million	
Mr. Klein	$2.3 million	Decreased by 8.0%. Mr. Klein's annual cash bonus reflected his effective leadership, Personal Insurance's excellent marketplace execution in a challenging environment and the strategic accomplishments of Personal Insurance during the year. The annual cash bonus also reflected the impact on the Personal Insurance segment's financial results of an operating environment that, while improving, was difficult during the year.

Long-Term Stock Incentives

The Compensation Committee believes that the interests of executives and shareholders should be closely aligned. Accordingly, a significant portion of the total compensation for the named executive officers is in the form of stock-based long-term incentive awards.

Metrics

In determining the size of the total long-term incentive opportunity, the Compensation Committee considers a number of factors, including the factors applied with regard to the determination of the annual cash bonus award. Once the performance share award has been granted, the number of shares that a named executive officer will receive upon vesting, if any, depends on the Company's attainment of specific financial targets related to core return on equity. These targets, which are described on page 55, are specified at the time the awards are granted and, unlike the practice of most companies, disclosed in advance to shareholders to enable a full evaluation of the rigor of our performance goals and how the performance schedule compares to our cost of equity. The value provided by the stock options is determined solely on the appreciation of the stock price subsequent to the time of the award.



Link To Strategy

Long-term stock-based incentives ensure that our executive officers have a continuing stake in our long-term success and manage the business with a long-term, risk-adjusted perspective. In addition, senior executives are encouraged to focus on executing the Company's ambitious innovation agenda to position the Company for continued success.

Guidelines for the Allocation of Annual Equity Grants

The Compensation Committee, with advice from its independent compensation consultant, has developed guidelines for the allocation of annual grants of equity compensation between performance shares and stock options. Under the guidelines, the mix of long-term incentives, for the named executive officers, based on the grant date fair value of the awards, is approximately:



Stock Options 40%

Performance Shares 60%

These allocations are intended to result in a mix of annual long-term incentives that is sufficiently performance-based and will result in:

• a large component of total compensation being tied to the achievement of **specific**, **multi-year operating performance objectives** and **changes in shareholder value (performance shares)**; and

• an appropriate portion being tied solely to **changes in shareholder value (stock options)**.

The mix of annual long-term incentive compensation reflects the Compensation Committee's judgment as to the appropriate balance of these incentives to achieve its objectives. While the aggregate grant date fair values of equity awards granted to the named executive officers consider both individual and Company performance, the mix of equity incentives awarded annually is fixed and generally does not vary from year-to-year. For a description of the equity awards granted in fiscal year 2023, refer to "—Grants of Plan-Based Awards in 2023" on page 65.

Annual Equity Grants

At its February 2024 meeting, the Compensation Committee determined to grant the named executive officers' stock-based long-term incentive awards as described in the chart below. In making that determination, the Compensation Committee recognized that all of the named executive officers individually performed at superior levels and contributed substantially to our very strong 2023 operating and financial results despite elevated industrywide catastrophe losses and a personal lines operating environment that, while improving, was difficult during the year. The Compensation Committee also considered the fact that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group.

	Stock-based long-term incentive award grant date fair value	Change in grant date fair value compared to awards granted in 2023
Mr. Schnitzer	$14.0 million	Decreased by $250,000.
Mr. Frey	$2.5 million	The annual equity award for Mr. Frey was increased by $100,000, to increase his total direct compensation relative to his peers at the insurance companies included in the Compensation Comparison Group.
Mr. Kess	3.0 times base salary	Consistent with the prior year.
Messrs. Toczydlowski and Klein	4.0 times base salary	Consistent with the prior year.

These equity awards approved for the named executive officers at the February 2024 meeting will be reflected in the "Summary Compensation Table" in our Proxy Statement for our 2025 annual meeting.

At its February 2023 meeting, the Compensation Committee determined to grant the named executive officers' stock-based long-term incentive awards as described in the chart below. In making that determination, the Compensation Committee recognized that all of the named executive officers individually performed at superior levels and contributed substantially to our very strong 2022 operating and financial results despite the significant industrywide headwinds that impacted our Personal Insurance segment and an elevated level of catastrophe losses for the year. The Compensation Committee also considered the fact that a higher percentage of the named executive officers' total compensation (and total direct compensation) is performance-based as compared to the peer average and peer median of the Compensation Comparison Group.

	Stock-based long-term incentive award grant date fair value	Change in grant date fair value compared to awards granted in 2022
Mr. Schnitzer	$14.25 million	Increased by $1.35 million.
Messrs. Frey and Kess	3.0 times base salary	Consistent with the prior year.
Messrs. Toczydlowski and Klein	4.0 times base salary	Consistent with the prior year.

These equity awards approved for the named executive officers at the February 2023 meeting are reflected in the "Summary Compensation Table" on page 63.

The ultimate value of stock-based long-term incentive awards at the time of vesting or, in the case of stock options, exercise may be greater than or less than the grant date fair value, depending upon our operating performance and changes in the value of our stock price. The grant date fair values of long-term incentive awards are computed in accordance with the accounting standards described in footnote (1) to the "Summary Compensation Table" on page 63.

Consistent with our historical practice, 60% of the stock-based long-term incentive awards were granted in the form of performance shares and 40% of the stock-based long-term incentive awards were granted in the form of stock options in each of 2024 and 2023.

Performance Shares

Under our program for granting performance shares, we may grant performance shares to certain of our employees who hold positions of vice president (or its equivalent) or above, including the named executive officers. These awards provide the recipient with the right to receive a variable number of shares of our common stock based upon our attainment of specified performance goals. The performance goals for performance share awards granted in 2024 and 2023 are based upon our attaining various adjusted returns on equity over three-year performance periods commencing January 1, 2024 and ending December 31, 2026, and commencing January 1, 2023 and ending December 31, 2025, respectively (in each case, "Performance Period Return on Equity").

Performance Period Return on Equity represents the average of the "Adjusted Return on Equity" for each of the three calendar years in the performance period. The "Adjusted Return on Equity" for each calendar year is determined by dividing "Adjusted Core Income" by "Adjusted Shareholders' Equity" for the year, each as defined in the Performance Share Awards Program and described below. "Adjusted Core Income", as defined in the performance share awards granted in 2023 and 2024, excludes the after-tax effects of:

- specified losses from officially designated catastrophes;

- asbestos and environmental reserve charges or releases;

- net realized investment gains or losses in the fixed maturities and real estate portfolios;

- items that are unusual or infrequently occurring (or both); and

- the cumulative effect of accounting changes and federal income tax rate changes, charges for amortization of goodwill to the extent goodwill is amortized and exit or disposal costs, each as defined by GAAP and each as disclosed in our financial statements (including accompanying footnotes and management's discussion and analysis);

and is then reduced by the after-tax dollar amount for expected "normal" catastrophe losses. In the first year of the performance period, such expected "normal" catastrophe losses are represented by a fixed amount set forth in the terms of the performance shares ($1.58 billion for 2023). In the two subsequent years of the performance period, such fixed amount for catastrophes is adjusted up or down by formula to reflect any increases or decreases, as the case may be, in written premiums in specified catastrophe-exposed commercial and personal lines.

For the performance share awards granted in February 2023, "Adjusted Core Income" was also reduced by an amount reflecting the historical level of credit losses (on an after-tax basis) associated with our fixed-income investments. The Compensation Committee believed this reduction of Adjusted Core Income was appropriate because credit losses in our fixed-income portfolio are part of reported net income but not core income and thus, absent making this reduction, would not be reflected in Adjusted Core Income. Specifically, for the performance share awards granted in February 2023, the annual reduction was determined by multiplying a fixed factor (expressed as 2.25 basis points) by the amortized cost of the fixed maturity investment portfolio at the beginning of each quarter during the relevant year in the performance period and adding such amounts (on an after-tax basis) for each year in the performance period. At its meeting in February 2024, the Compensation Committee updated the quarterly fixed adjustment factor applicable to the 2024 performance share awards to an amount equal to 0.31 basis points to reflect the actual average credit losses for the past ten years.

"Adjusted Shareholders' Equity" for each year in the performance period is defined in the Performance Share Awards Program as the sum of our total common shareholders' equity, as reported on our balance sheet as of the beginning and end of the year (excluding net unrealized appreciation or depreciation of investments and adjusted as set forth in the immediately following sentence), divided by two. In calculating Adjusted Shareholders' Equity, our total common shareholders' equity as of the beginning and end of the year is adjusted to remove the cumulative after-tax impact of the following items during the performance period: (1) discontinued operations and (2) the adjustments and reductions made in calculating Adjusted Core Income.

The Compensation Committee selected Performance Period Return on Equity as the performance measure in the Performance Share Plan because the Compensation Committee believes it is the best measure of return to shareholders and efficient use of capital over a multi-year period, as described further above under "—Pay-for-Performance Philosophy" and "Objectives of Our Executive Compensation Program".

The Compensation Committee seeks to establish the Performance Period Return on Equity standards such that 100% vesting requires a level of performance over the performance period that is expected to be in the top tier of the industry.

In considering what would constitute such top tier performance over a future three-year period, the Compensation Committee considered:

- Recent and historical trends in return on equity for the domestic property and casualty insurance industry, including industry peers included in the Company's Compensation Comparison Group;

- Recent and historical trends in core return on equity for the Company;

- Current and expected underwriting and investment market conditions;

- The Company's business plan and the Company's cost of equity;

- That performance is measured over a three-year period and the plan and related award agreements do not provide for adjustments to be made during the performance period (other than in the case of specifically enumerated events, such as changes in corporate income tax rates and accounting changes). Accordingly, there is uncertainty, particularly in the second and third years of the performance period, and what actually constitutes top-tier performance during the performance period may differ from expectations due to factors that impact the Company's performance objectives and are both difficult to forecast in advance and are outside of the control of management. These factors include, among others, changes in the level of economic activity, interest rates and the competitive environment for pricing;

- That, while interest rates increased during the last couple of years: (i) the higher rates will take a number of years to earn into the fixed income portfolio; (ii) our financial goal of achieving a mid-teens core return on equity over time will depend on interest rates returning to more normal levels by historical standards for a sustained period; and (iii) the ongoing objective of achieving an industry-leading core return on equity over any period, and in particular a short- or medium-term period such as three years, would, in its view, be reasonably difficult to achieve; and

- That the Company's actuarial estimates reflect management's best estimates of ultimate loss as of the relevant date and, accordingly, the Company's financial plans do not include any prior year reserve development, positive or negative.

Accordingly, while the Compensation Committee does not implement a formulaic calculation based on relative performance, which it believes could result in over or under compensation, it does set the Performance Period Return on Equity standards after considering the level of historical and expected performance that would constitute superior returns relative to other companies in the industry, including industry peers included in our Compensation Comparison Group.

For performance shares granted in 2024 and 2023, the number of shares that vest, if any, is contingent upon our attaining Performance Period Return on Equity as indicated in the following chart. Performance falling between any of the identified points in the applicable chart below will result in an interpolated vesting percentage (for example, a Performance Period Return on Equity of 9% will yield a vesting of 83.3% for the performance shares granted in 2023 and 66.7% for the performance shares granted in 2024).

PERFORMANCE PERIOD RETURN ON EQUITY STANDARDS

| | Vesting Percentage | Performance Period Return on Equity for Performance Shares | |
		Granted in 2023	Granted in 2024
Threshold	0%	<8.0%	<8.0%
	50%	8.0%	8.0%
	75%	8.5%	9.5%
	100%	10.0%	11.0%
	120%	11.0%	11.5%
	140%	12.0%	12.5%
	160%	13.0%	13.0%
	180%	14.5%	14.5%
Maximum	200%	16.0%	16.0%

In setting the Performance Period Return on Equity of 10.0% that is required for 100% vesting of the performance shares granted in 2023, the Compensation Committee considered that, in each case, a Performance Period Return on Equity of 10% would meaningfully

exceed the average return on equity for the domestic property and casualty insurance industry of 6.6% for 2021, and 4.5% for 2022, respectively. In addition, the Compensation Committee considered that a Performance Period Return on Equity of 10% would exceed our cost of equity and meaningfully exceed the actual average return on equity for the domestic property and casualty industry for the immediately preceding ten years. See the chart on page 37 which shows the historical returns on equity for the Company and the domestic property and casualty insurance industry.

Because the performance shares are a long-term incentive intended to align a significant portion of our executives' compensation with return on equity objectives over time, the Compensation Committee generally seeks to maintain consistency in the Performance Period Return on Equity standards from year-to-year. However, the Compensation Committee does from time to time make adjustments if it determines that there have been significant changes in the returns that it expects will constitute top-tier performance.

In setting the Performance Period Return on Equity levels for the performance shares granted in February 2023, the Compensation Committee decided not to make any changes to the Performance Period Return on Equity standards as compared to the levels for the performance shares granted in 2022.

In setting the Performance Period Return on Equity levels for the performance shares granted in February 2024 the Compensation Committee determined, based in part on the advice of its independent compensation consultant, to raise the levels of Performance Period Return on Equity required to achieve vesting percentages between 75% and 100% by 100 basis points and to raise the levels of Performance Period Return on Equity required to achieve vesting percentages between 120% and 140% by 50 basis points, in each case as compared to the levels for the performance shares granted in February 2023. The Compensation Committee did not make any changes to the vesting percentages for a Performance Period Return on Equity required to achieve vesting percentages above 160% as compared to the levels for the performance shares granted in February 2023.

In making these decisions with respect to the performance shares granted in February 2024, the Compensation Committee considered that:

- Performance Period Return on Equity of 11% required for 100% vesting would meaningfully exceed our cost of equity and the ten-year treasury as of December 31, 2023, as well as the actual average return on equity for the domestic property and casualty industry for the immediately preceding ten years of 7%;

- While interest rates increased during the last couple of years, this increase will take a number of years to earn into the fixed income portfolio; and over the next three years, approximately a third of our long-term fixed income portfolio will turn over; and

• The impact of the fixed income benefit due to higher interest rates declines and underwriting income becomes a larger driver of Performance Period Return on Equity as Performance Period Return on Equity increases.

To support our recruitment and retention objectives and to encourage a long-term focus on our operations, the performance shares vest subject to both the satisfaction of the requisite performance goals and the participant meeting specified service period criteria. The program provides for accelerated vesting and/or waiver of service requirements in the event of death, disability or a qualifying "retirement," as defined in the awards.

In the event of a participant's voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a change in control of the Company, the service vesting requirements with respect to the performance share grants will be waived.

Further, under his employment agreement, Mr. Schnitzer is entitled to conversion of all of his performance shares into time-vesting awards upon a change in control and he is entitled to accelerated vesting of all of his equity awards if his equity awards are not assumed by the surviving entity following a change in control or in the event of a voluntary termination for "good reason" or an involuntary termination without "cause" (each as defined in his employment letter) within 24 months following a change in control of the Company. These provisions are included to minimize the potential influence of the treatment of these equity awards in connection with a change in control on Mr. Schnitzer's and our other executives' decision-making processes and to conform the terms of our program more closely to compensation practices among our peers. The Compensation Committee believes that these provisions will enhance Mr. Schnitzer's and our other executives' independence and objectivity when considering a potential transaction. These provisions are described in more detail under "— Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control— Summary of Key Agreements—Mr. Schnitzer's Employment Letter".

New performance share cycles commence annually and overlap one another, helping to foster retention and reduce the impact of the volatility in compensation associated with changes in our annual return on equity performance. Dividend equivalent shares are paid only when and if performance shares vest, and are paid, in shares, at the same vesting percentage as the underlying performance shares.

Payment of Performance Shares Granted for the 2021-2023 Period

In February 2024, the Compensation Committee reviewed and subsequently certified the results for the performance shares granted to the named executive officers in 2021.

Payout of shares under these performance share awards was subject to attaining specified adjusted returns on equity over the three-year performance period commencing on January 1, 2021 and ending on December 31, 2023. The adjusted return on equity for such performance period was 13.7%, which resulted in the vesting of the performance shares at 169.3%.

Stock Options

All stock options are granted with an exercise price equal to the closing price of the underlying shares on the date of grant. Our annual award of stock options generally vests 100% three years after the date of grant and has a maximum expiration date of ten years from the date of grant. The named executive officers are entitled to accelerated vesting of their stock options following a qualified retirement, death or disability or in the event of a voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a change in control of the Company. For a description of other vesting events see "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control".

Other Compensation

Pension Plans

We provide retirement benefits as part of a competitive pay package to retain employees. Specifically, we currently offer U.S. employees a tax-qualified defined benefit plan with a cash-balance formula, with some legacy participants accruing benefits under a final average pay formula. Also, a number of employees and executives participate or have accrued benefits in other pension plans which are frozen as to new participants and/or new accruals. Under the cash-balance formula, each enrolled employee has a hypothetical account balance, which grows with interest and pay credits each year.

In addition, we sponsor a non-qualified excess benefit retirement plan that covers U.S. employees whose tax-qualified plan benefit is limited by the Internal Revenue Code with respect to the amount of compensation that can be taken into account under a tax-qualified plan. The non-qualified plan makes up for the benefits that cannot be provided by the qualified plan as a result of those Internal Revenue Code limits by using the same cash-balance pension formula that applies under the qualified plan. The purpose of this plan is to ensure that employees who receive retirement benefits only through the qualified cash-balance plan and employees whose qualified plan benefit is limited by the Internal Revenue Code are treated substantially the same. The details of the existing plans are described more fully under "—Post-Employment Compensation—Pension Benefits for 2023" on page 68.

Deferred Compensation

In the United States, we offer a tax-qualified 401(k) plan to employees and a non-qualified deferred compensation plan to employees who hold positions of vice president or above. Both plans are available to the named executive officers.

The non-qualified deferred compensation plan allows an eligible employee to defer receipt of a portion of his or her salary and/or annual bonus until a future date or dates elected by the employee. This plan provides an additional vehicle for employees to save for retirement on a tax-deferred basis. The deferred compensation plan is not funded by us and does not provide preferential rates of return. Participants have only an unsecured contractual commitment by us to pay amounts owed under that plan.

For further details, see "—Post-Employment Compensation—Non-Qualified Deferred Compensation for 2023" on page 70.

Other Benefits

We also provide other benefits described below to our named executive officers, which are not tied to any performance criteria. Rather, these benefits are intended to support objectives related to the attraction and retention of highly skilled executives and to ensure that they remain appropriately focused on their job responsibilities without unnecessary distraction.

Personal Security

We have established a security policy in response to a study prepared by an outside consultant that analyzed security risks to our Chief Executive Officer based on a number of factors, including travel patterns, past security threats and the evolving security environment. This security policy is periodically reviewed by an outside security consultant. In accordance with the security policy, a Company car and driver or other ground transportation arrangements are provided to our Chief Executive Officer for business and personal travel. These ground transportation services provide the necessary security for, and maintain the health and safety of, our Chief Executive Officer and enable him to conduct business on behalf of the Company while in transit. The methodologies we use to value the personal use of a Company car and driver and other ground transportation arrangements as a perquisite are described in footnote (5) to the "Summary Compensation Table". In 2023, the aggregate incremental cost for personal use of a Company car and driver and other ground transportation provided pursuant to our security policy for our Chief Executive Officer was $26,183.

Pursuant to the security policy, our Chief Executive Officer uses our aircraft for business and personal air travel. Use of our Company aircraft provides the necessary security for, and maintains the health and safety of, our Chief Executive Officer and enables him to be immediately available to respond to business priorities from any location and to use his travel time productively for the Company's benefit. Our Chief Executive Officer reimburses the Company for personal travel on our aircraft in an amount equal to the incremental cost to the Company associated with such personal travel, provided that the amount does not exceed the maximum amount legally payable under FAA regulations, in which case our Chief Executive Officer reimburses such maximum amount.

In addition, under the security policy described above, we provide our Chief Executive Officer with additional home security enhancements and other protections. The methodology we use to value the incremental costs of providing additional home security enhancements and other protections to our Chief Executive Officer is the actual cost to us of home security and other equipment or other personal security protection and any other incremental related expenses. In 2023, the aggregate incremental cost of security for our Chief Executive Officer was $243,788 as shown in footnote (5) to the "Summary Compensation Table", primarily related to security upgrades recommended by the Company's outside security consultant. Our Chief Executive Officer is responsible for all taxes due on any income imputed to him in connection with his personal use of Company-provided transportation and other security related protections.

Other Transportation on Company Aircraft

We also on occasion provide transportation on Company aircraft for spouses or others, although under SEC rules, such spousal or other travel may not always be considered to be directly and integrally related to our business. Consistent with past practice, we only reimburse the named executive officers for any tax liabilities incurred with respect to travel by spouses or others if such travel is considered directly and integrally related to business.

Health Benefits; Treatment of Higher Paid and Lower Paid Employees

We subsidize health benefits more heavily for lower paid employees as compared to higher paid employees, such as the named executive officers. Accordingly, our higher paid employees pay a significantly higher percentage of the cost of their health benefits than our lower paid employees.

Financial and Tax Planning

We offer financial and tax planning services to our named executive officers. In addition to ensuring that management attention is preserved for Company business, providing tax and financial planning services to executives promotes compliance with tax reporting.

Additional Compensation Information

Compensation Comparison Group

Our Compensation Comparison Group includes:

Key competitors in the property and casualty insurance industry —

- American International Group, Inc. (AIG)
- Allstate Corporation (ALL)
- Chubb Ltd. (CB)
- Hartford Financial Services Group (HIG)
- Progressive Corporation (PGR)

General **financial services** and **life and health insurance** companies of relatively similar size and complexity —

- Aflac (AFL)
- American Express (AXP)
- Bank of New York Mellon (BK)
- Humana (HUM)

- Lincoln National (LNC)
- Marsh & McLennan (MMC)
- MetLife Inc. (MET)
- Prudential Financial Inc. (PRU)

We regard these companies as potential competition for executive talent.

As of December 31, 2023, the Company's net income and revenue were at approximately the 47th percentile and the 38th percentile of the Compensation Comparison Group, respectively, and its market cap was at 91% of the median of the Compensation Comparison Group. The Compensation Committee reviews the composition of our peer group annually to ensure that the companies constituting the peer group continue to provide meaningful and relevant compensation comparisons. The Compensation Committee did not make any changes to our Compensation Comparison Group in 2023 as a result of this review.

Non-Competition Agreements

All members of our Management Committee, including the named executive officers, have signed non-competition agreements. The agreements provide that, upon an executive's termination of employment, we may elect to, and in the event of Mr. Schnitzer's voluntary termination for "good reason" or involuntary termination without "cause" within the 24-month period following a change in control, we have elected to, impose a six-month non-competition obligation upon the executive that would preclude the executive, subject to limited exceptions, from (1) performing services for or having any ownership interest in any entity or business unit that is primarily engaged in the property and casualty insurance business or (2) otherwise engaging in the property and casualty insurance business. This restriction will apply in the United States and any other country where we are physically present and engaged in the property and casualty insurance business as of the executive's termination date.

If we elect to enforce the non-competition terms, and the executive complies with all of the obligations under the agreement, then the executive will be entitled to:

- receive a lump sum payment at the end of the six-month restricted period equal to the sum of (1) six-months' base salary plus (2) 50% of the executive's average annual bonus for the prior two years plus (3) 50% of the aggregate grant date fair value of the executive's average annual equity awards for the prior two years; and

- reimbursement for the cost of continuing health benefits on similar economic terms as in place immediately prior to the executive's termination date during the six-month non-competition period or payment of an equivalent amount, payable at the end of the six-month restricted period.

Timing and Pricing of Equity Grants

The Compensation Committee typically makes annual awards of equity at its first regularly scheduled meeting of the year, which is usually held in early February. This meeting date is typically set a few years in advance as part of the Board's annual calendar of scheduled meetings. The Compensation Committee has in the past, and may in the future, make limited grants of equity on other dates in order to retain key employees, to compensate an employee in connection with a promotion

or to compensate newly hired executives for equity or other benefits lost upon termination of their previous employment or to otherwise induce them to join us.

Under our Governance Guidelines, the Compensation Committee may make off-cycle equity grants only on previously determined dates in each calendar month, which will be either (1) the date of a regularly scheduled Board or Compensation Committee meeting, (2) the next succeeding 15th day of the calendar month (or if the 15th is not a business day, the business day immediately preceding the 15th) or (3) in the case of grants in connection with new hires and/or promotions, on, or within 15 days of, the first day of employment or other personnel change. The grant date of equity grants to executives is the date of Compensation Committee approval. As discussed above, the exercise price of stock option grants is the closing market price of our common stock on the date of grant.

As discussed under "Governance of Your Company—Committees of the Board and Meetings—Compensation Committee" on page 14, the Compensation Committee has delegated to the Chief Executive Officer, subject to the prior written consent of our Executive Vice President and General Counsel, the authority to make limited "off-cycle" grants to employees who are not Committee Approved Officers on the grant dates established by our Governance Guidelines. For these grants, as discussed above, the grant date is the date of such approval, and the exercise price of all stock options is the closing market price of our common stock on the date of grant.

Under the 2023 Stock Incentive Plan, stock options cannot be "repriced" unless such repricing is approved by our shareholders. See "Governance of Your Company—Dating and Pricing of Equity Grants" on page 22.

We monitor and periodically review our equity grant policies to ensure compliance with plan rules and applicable law. We do not have a program, plan or practice to time our equity grants in coordination with the release of material, non-public information. In 2023, we did not grant equity awards to any of our named executive officers within four business days before or one business day after the release of material, non-public information.

Severance and Change in Control Agreements

All of our current senior executives, other than Mr. Schnitzer, are covered by our severance plan. Mr. Schnitzer's letter agreement, discussed at greater length below under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements" on page 74, contains severance benefits that are triggered under some circumstances, including some circumstances related to a change in control of the Company.

Each of our named executive officers, other than Mr. Schnitzer, has entered into an agreement with us pursuant to which the named executive officer is granted enhanced severance benefits in exchange for agreeing to non-solicitation and non-disclosure provisions. Under the terms of such agreements, these named executive officers are eligible to receive a severance benefit if they are involuntarily terminated due to a reduction in force or for reasons other than "cause" or if they are asked to take a substantial demotion. The terms of these agreements are described more fully under "—Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements" on page 74.

In addition, based on the advice of the Compensation Committee's independent compensation consultant and consistent with market practice, the equity awards provide for waiver of service vesting conditions in the event of a voluntary termination for "good reason" or an involuntary termination without "cause" within 24 months of a change in control.

The Compensation Committee believes that these severance agreements and, in some circumstances, change in control arrangements are necessary to attract and retain the talent necessary for our long-term success. The Compensation Committee also believes that these severance and change in control programs allow our executives to focus on duties at hand and provide security should their employment be terminated as a result of an involuntary termination without cause or a constructive discharge or following a change of control, as applicable. For these reasons, and based on advice of the Compensation Committee's independent compensation consultant, the Compensation Committee believes that these arrangements are appropriate and consistent with similar provisions agreed to by members of our Compensation Comparison Group and their executive officers.

None of the severance and change in control agreements with the named executive officers include excise tax gross-up protections.

Stock Ownership Guidelines, Anti-Hedging and Pledging Policies, and Other Trading Restrictions

We maintain an executive stock ownership policy under which executives are expected to accumulate and retain specified levels of ownership of our equity securities until termination of employment, so as to further align the interests of management and shareholders. The Compensation Committee developed this policy based in part on an analysis of policies instituted at our peer competitors and in response to feedback received from our shareholders.

Under the policy, executives have target ownership levels as follows:

Rank	Target Stock Ownership Level
CEO	600% of base salary
Other Named Executive Officers	300% of base salary



What We Count Toward the Requirement

✔ Shares held directly by the executive

✔ Shares held indirectly through our 401(k) Savings Plan or deferred compensation plan



What We DO NOT Count Toward the Requirement

✖ Unexercised stock options

✖ Unvested performance shares

As of December 31, 2023, each of our named executive officers was in compliance with our stock ownership policy.

> The policy provides that executives who have not achieved these levels of stock ownership are expected to retain at least 50% of the shares acquired upon exercising stock options or upon the vesting of restricted stock, restricted stock units or performance shares (other than shares used to pay the exercise price of options and withholding taxes) until the requirements are met.

We have a securities trading policy that sets forth guidelines and restrictions applicable to employees' and directors' transactions involving our stock. Among other things, this policy prohibits our employees and directors from engaging in short-term or speculative transactions involving our stock, including purchasing our stock on margin, short sales of our stock (that is, selling stock that is not owned and borrowing shares to make delivery), buying or selling puts, calls or other derivatives related to our stock and arbitrage trading or day trading of our stock. Directors and executive officers are not allowed to pledge Company stock without the consent of the Company, and no shares beneficially owned by them are pledged.

Recapture/Forfeiture Provisions

Our Board has adopted a policy requiring the reimbursement and/or cancellation of all or a portion of any incentive cash bonus or stock-based incentive compensation awarded to members of our Management Committee or other officers who are subject to Section 16 of the Exchange Act when the Compensation Committee has determined that all of the following factors are present:

- the award and/or payout of an award was predicated upon the achievement of financial results that were subsequently the subject of a restatement;

- the employee engaged in fraud or willful misconduct that was a significant contributing factor in causing the restatement; and

- a lower award and/or payout of an award would have been made to the employee based upon the restated financial results.

Incentive compensation is granted subject to the policy that, in each such instance described above, the Company will, to the extent permitted by applicable law and subject to the discretion and approval of the Compensation Committee, taking into account such facts and circumstances as it deems appropriate, including the costs and benefits of doing so, seek to recover the employee's cash bonus and/or stock-based incentive compensation paid or issued to the employee in excess of the amount that would have been paid or issued based on the restated financial results. If the Compensation Committee determines, however, that, after recovery of an excess amount from an employee, the employee is nonetheless unjustly enriched, it may seek recovery of more than such excess amount up to the entire amount of the bonus or other incentive compensation.

In addition, in 2023, in accordance with the Dodd-Frank Wall Street Reform and Consumer Act, the Board adopted an additional compensation recovery policy applicable to executive officers and the principal accounting officer in the event the Company is required to prepare an accounting restatement. This clawback policy is applicable to all incentive compensation awarded based on the achievement of a financial reporting measure, including the performance shares. All compensation received on or after October 2, 2023 and during the three completed fiscal years immediately preceding the date the Company concludes it must prepare a restatement is subject to recovery pursuant to the policy.

In addition, under the terms of our executive equity award agreements, in the event that the employment of an executive, including the named executive officers, is terminated for gross misconduct or for cause, as determined by the Compensation Committee, all outstanding vested and unvested awards are cancelled upon his or her termination.

Further, in connection with equity awards, the named executive officers and other recipients of equity awards are parties to an agreement that provides for the forfeiture of unexercised or unvested awards and the recapture by us of any compensatory value, including any amount included as compensation in his or her taxable income, that the former executive received or realized by way of payment, exercise or vesting during the period beginning 12 months prior to the date of termination of employment with us, and ending 12 months after the date of the termination of employment with us, if during the 12-month period following his or her termination, the executive breaches certain restrictive covenants regarding confidentiality or non-solicitation.

Total Direct Compensation for 2021-2023 (Supplemental Table)

The following table shows the base salary actually earned during each of the last three years as well as annual cash bonuses paid and equity awards granted to our named executive officers in February in respect of the immediately preceding performance year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity Awards ($)	Total ($)	Increase/ (Decrease) from Prior Year (%)
Alan D. Schnitzer	2023	1,450,000	6,000,000	14,000,000	21,450,000	(4)
Chairman and	2022	1,300,000	6,800,000	14,250,000	22,350,000	8
Chief Executive Officer	2021	1,300,000	6,500,000	12,900,000	20,700,000	9
Daniel S. Frey	2023	800,000	2,280,000	2,500,000	5,580,000	—
Executive Vice President and	2022	787,692	2,400,000	2,400,000	5,587,692	6
Chief Financial Officer	2021	737,739	2,300,000	2,250,000	5,287,739	8
Gregory C. Toczydlowski	2023	850,000	2,720,000	3,400,000	6,970,000	(1)
Executive Vice President and President,	2022	825,385	2,835,000	3,400,000	7,060,385	8
Business Insurance	2021	750,000	2,725,000	3,080,000	6,555,000	23
Avrohom J. Kess	2023	950,000	2,970,000	2,850,000	6,770,000	(2)
Vice Chairman and	2022	937,692	3,125,000	2,850,000	6,912,692	5
Chief Legal Officer	2021	900,000	3,000,000	2,700,000	6,600,000	4
Michael F. Klein	2023	800,000	2,300,000	3,200,000	6,300,000	(3)
Executive Vice President and President,	2022	775,385	2,500,000	3,200,000	6,475,385	6
Personal Insurance	2021	700,000	2,500,000	2,900,000	6,100,000	23

The Purpose Behind This Supplemental Table

This Supplemental Table has been included to provide investors with additional compensation information for the last three performance years. As part of reaching its compensation decisions for a performance year, the Compensation Committee refers to this data. Accordingly, this supplemental information enables investors to better understand the actions of the Compensation Committee with respect to total direct compensation for a performance year. This Supplemental Table is not, however, intended to be a substitute for the information provided in the "Summary Compensation Table" on page 63, which has been prepared in accordance with the SEC's disclosure rules.

The Differences Between This Supplemental Table and the Summary Compensation Table

The information contained in this Supplemental Table differs substantially from the total direct compensation information contained in the "Summary Compensation Table" for the relevant year because the stock awards and option awards columns for a particular year in the "Summary Compensation Table" report awards actually granted in that fiscal year (not equity awards granted in respect of that performance year). For example, for 2023, the "Summary Compensation Table" includes awards made in February 2023 in respect of the 2022 performance year but does not include awards made in February 2024 in respect of the 2023 performance year. On the other hand, the "2023" rows in the Supplemental Table presented above include stock-based grants made in February 2024 in respect of the 2023 performance year and not the stock-based grants made in February 2023 in respect of the 2022 performance year.

Compensation Committee Report

The Compensation Committee has discussed and reviewed the foregoing "Compensation Discussion and Analysis" with management. Based upon this review and discussion, the Compensation Committee recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Submitted by the Compensation Committee of the Company's Board of Directors:

Clarence Otis Jr. (Chair)	Elizabeth E. Robinson
Janet M. Dolan	Philip T. Ruegger III
Thomas B. Leonardi	Rafael Santana

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to our Chairman and Chief Executive Officer, our Executive Vice President and Chief Financial Officer and each of our three other most highly compensated executive officers who served in such capacities at December 31, 2023. We refer to these individuals collectively as the "named executive officers".

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
Alan D. Schnitzer	2023	1,450,000	—	8,550,056	5,699,058	6,000,000	703,164	327,794	22,730,072
Chairman and Chief	2022	1,300,000	—	7,740,075	5,159,281	6,800,000	—	73,041	21,072,397
Executive Officer	2021	1,300,000	—	6,900,051	4,598,852	6,500,000	471,951	82,843	19,853,697
Daniel S. Frey	2023	800,000	—	1,440,067	959,828	2,280,000	242,635	12,606	5,735,136
Executive Vice President	2022	787,692	—	1,349,985	899,885	2,400,000	76,381	7,792	5,521,735
and Chief Financial Officer	2021	737,739	—	1,260,008	839,801	2,300,000	183,704	7,000	5,328,252
Gregory C. Toczydlowski	2023	850,000	—	2,039,985	1,359,792	2,720,000	375,424	30,970	7,376,171
Executive Vice President and President, Business	2022	825,385	—	1,847,993	1,231,848	2,835,000	—	26,866	6,767,092
Insurance	2021	750,000	—	1,350,059	899,785	2,725,000	176,949	23,860	5,925,653
Avrohom J. Kess	2023	950,000	—	1,709,973	1,139,792	2,970,000	238,422	7,500	7,015,687
Vice Chairman and Chief	2022	937,692	—	1,619,948	1,079,862	3,125,000	48,785	7,336	6,818,623
Legal Officer	2021	900,000	—	1,619,931	1,079,737	3,000,000	157,508	7,000	6,764,176
Michael F. Klein	2023	800,000	—	1,919,964	1,279,770	2,300,000	344,839	28,655	6,673,228
Executive Vice President	2022	775,385	—	1,740,008	1,159,836	2,500,000	—	33,157	6,208,386
and President, Personal Insurance	2021	700,000	—	1,260,008	839,801	2,500,000	157,963	28,607	5,486,379

[1] The dollar amounts represent the aggregate grant date fair value of stock awards granted during each of the years presented. The grant date fair value of a stock award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2023 included in the Company's Annual Report on Form 10-K filed with the SEC on February 15, 2024 (the "Form 10-K"), without taking into account estimated forfeitures. Stock awards during the years presented reflect performance shares. With respect to the performance shares, the estimate of the grant date fair value determined in accordance with the guidance in FASB ASC Topic 718 assumes the vesting of 100% of the performance shares awarded. Assuming the highest level of performance is achieved (which would result in the vesting of 200% of the performance shares granted), the aggregate grant date fair value of the performance shares reflected in the table above would be:

Name	2023	2022	2021
Alan D. Schnitzer	$ 17,100,113	$ 15,480,150	$ 13,800,102
Daniel S. Frey	$ 2,880,134	$ 2,699,970	$ 2,520,016
Gregory C. Toczydlowski	$ 4,079,970	$ 3,695,985	$ 2,700,117
Avrohom J. Kess	$ 3,419,947	$ 3,239,895	$ 3,239,861
Michael F. Klein	$ 3,839,927	$ 3,480,015	$ 2,520,016

The dividend equivalents attributable to performance shares are deemed "reinvested" in additional performance shares and will only be distributed upon the vesting, if any, of the performance shares in accordance with the performance share award terms. In accordance with the SEC's rules, dividend equivalents on performance shares, as well as cash dividends on restricted stock units, are not required to be reported because the values of such future dividends are factored into the grant date fair value of the awards. For a discussion of specific stock awards granted during 2023, see "Grants of Plan-Based Awards in 2023" below and the narrative discussion that follows.

[2] The dollar amounts represent the grant date fair value of stock option awards granted during each of the years presented. The grant date fair value of a stock option award is measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2023 included in the Company's Form 10-K, without taking into account estimated forfeitures. For a discussion of specific stock option awards granted during 2023, see "Grants of Plan-Based Awards in 2023" below and the narrative discussion that follows.

[3] Reflects annual cash incentive compensation paid in 2024 for performance year 2023, cash incentive compensation paid in 2023 for performance year 2022 and cash incentive compensation paid in 2022 for performance year 2021, respectively. For a discussion of the Company's annual cash bonus determinations, see "Compensation Discussion and Analysis—Compensation Elements and Decisions—Annual Cash Bonus".

(4) These amounts represent the aggregate change in actuarial present value of accumulated pension benefits for each of the years presented, using the same pension plan measurement date used for financial statement reporting purposes. For 2022, the aggregate change in actuarial present value of accumulated pension benefits for Messrs. Schnitzer, Toczydlowski, and Klein was a decrease of $82,095, a decrease of $232,023 and a decrease of $280,362, respectively. We do not provide any of our executives with any above-market or preferential earnings on non-qualified deferred compensation. For additional information about pension benefits, see "Post-Employment Compensation—Pension Benefits for 2023" below.

(5) For 2023, "All Other Compensation" for Mr. Schnitzer includes $26,183 for personal use of a Company car and driver and other ground transportation arrangements, calculated as described below, $243,788 of personal security expenses (primarily related to security upgrades recommended by the Company's outside security consultant), calculated at the actual cost to us, incurred on his behalf pursuant to the Company's executive security program, and $18,073 for tax and financial planning services, calculated at the actual cost to us.

Pursuant to our security policy, in 2023, we provided a car and driver or other ground transportation arrangements to Mr. Schnitzer for business and personal travel. We calculated the incremental cost to us for the personal use of any Company car and driver (including commuting and business travel not considered directly and integrally related to the performance of the executive's duties) based on the operating costs, such as fuel and maintenance, related to such travel. Compensation and benefits for the employee drivers are not included in the calculation of incremental cost because the employee drivers are members of our security staff and, consistent with our executive security policy, we would have otherwise incurred such cost for business purposes, whether or not the driver was available to Mr. Schnitzer for personal travel. The incremental cost of personal trips using other ground transportation arrangements, such as car services, are valued at the actual cost to us.

Mr. Schnitzer uses Company aircraft for business and personal air travel as required by our security policy. Mr. Schnitzer reimburses the Company for personal travel on Company aircraft in an amount equal to the incremental cost to the Company associated with such travel up to the maximum amount legally payable under FAA regulations. Incremental costs in excess of the amount legally payable under FAA regulations in the amount of $25,680 are included in "All Other Compensation" for 2023.

For 2023, "All Other Compensation" for Messrs. Toczydlowski and Klein includes the cost of tax and financial planning services, and the amount for Mr. Toczydlowski also includes costs under our executive physical program.

For more information about these perquisites, see "Compensation Discussion and Analysis—Other Compensation—Other Benefits".

Grants of Plan-Based Awards in 2023

The following table provides information on stock awards and stock options granted in 2023 to each of our named executive officers.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target[1] ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Option Awards: Number of Securities Underlying Options[3] (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($)
			Threshold (#)	Target (#)	Maximum (#)			
Alan D. Schnitzer	2/07/2023		22,618	45,236	90,472			8,550,056
	2/07/2023					119,292	189.01	5,699,058
		n/a[1]						
Daniel S. Frey	2/07/2023		3,810	7,619	15,238			1,440,067
	2/07/2023					20,091	189.01	959,828
		n/a						
Gregory C. Toczydlowski	2/07/2023		5,397	10,793	21,586			2,039,985
	2/07/2023					28,463	189.01	1,359,792
		n/a						
Avrohom J. Kess	2/07/2023		4,524	9,047	18,094			1,709,973
	2/07/2023					23,858	189.01	1,139,792
		n/a						
Michael F. Klein	2/07/2023		5,079	10,158	20,316			1,919,964
	2/07/2023					26,788	189.01	1,279,770
		n/a						

[1] Other than a maximum annual cash bonus of $10 million with respect to our Chief Executive Officer, our annual Senior Executive Performance Plan does not include thresholds, targets or maximums that are determinable at the beginning of the performance year. For additional information regarding annual cash bonuses, see "Compensation Discussion and Analysis—Compensation Elements and Decisions—Annual Cash Bonus" above. The actual cash bonuses paid to our named executive officers are disclosed in the "Summary Compensation Table" in the "Non-Equity Incentive Plan Compensation" column.

[2] Represents performance shares granted as part of the annual long-term equity grant in 2023 with respect to performance year 2022. All performance shares were granted under the Company's 2014 Stock Incentive Plan. Performance shares represent the right to earn shares of our common stock based on our attainment of specified performance goals, as described above under "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares". As described in more detail in that section, for awards granted in 2023, if our return on equity (as defined in the award agreement) over the three-year performance period meets the minimum threshold of 8%, then 50% of the number of performance shares awarded and accumulated dividend equivalents will vest. If our return on equity over the three-year performance period is 10%, then 100% of the number of shares awarded and accumulated dividend equivalents will vest. If our return on equity over the three-year performance period equals or exceeds 16%, then a maximum of 200% of the number of shares awarded and accumulated dividend equivalents will vest. The estimated future payouts of performance shares in the table above do not include additional shares that may be allocated to recipients of performance shares as a result of the phantom reinvestment of dividend equivalents on unvested performance shares, but the value of such additional shares is factored into the grant date fair values of the performance shares in the table above.

[3] Represents stock options granted in 2023 as part of the annual long-term equity grant with respect to performance year 2022. All stock options were granted under the Company's 2014 Stock Incentive Plan.

[4] The amount represents the grant date fair value of stock and option awards measured in accordance with the guidance in FASB ASC Topic 718 using the assumptions discussed in Note 14 to our financial statements for the fiscal year ended December 31, 2023 included in the Company's Form 10-K, without taking into account estimated forfeitures. With respect to the performance shares, the estimate of the grant date fair value determined in accordance with the guidance in FASB ASC Topic 718 assumes the vesting of 100% of the performance shares awarded.

Narrative Supplement to Summary Compensation Table and Grants of Plan-Based Awards in 2023

Employment Arrangements

Mr. Schnitzer's Employment Arrangement

On August 4, 2015, the Company entered into an employment letter with Mr. Schnitzer pursuant to which he serves as our Chief Executive Officer. As described more fully in "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control—Summary of Key Agreements—Mr. Schnitzer's Employment Letter", if Mr. Schnitzer's employment is terminated by us without "cause" or he resigns for "good reason" (each as defined in his agreement), he would become entitled to receive specified additional benefits. Additionally, Mr. Schnitzer would be entitled to specified special protections with respect to his equity awards following a "change in control".

Mr. Schnitzer used our corporate aircraft for business and personal travel and was provided a car and driver or other ground transportation arrangements, in each case in accordance with our security policy. See the detailed discussion under "Compensation Discussion and Analysis—Other Compensation—Other Benefits—Personal Security".

Terms of Equity-Based Awards

Vesting Schedule

Stock option awards granted in 2023 vest in full three years after the date of grant. Performance shares reflected in the tables and accumulated dividend equivalents vest at the end of a three-year performance period if, and to the extent, performance goals are attained, as more fully described above in "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares".

Forfeiture and Post-Employment Treatment

Unvested shares underlying stock option, restricted stock unit and performance share awards are generally forfeited upon termination of employment except in specific cases for which different treatment is provided (see footnote (2) to the "Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Table" for a discussion regarding different treatments).

Option Exercise Price

Stock options have an exercise price equal to the closing price of our common stock on the date of grant.

Dividends

Dividend equivalents attributable to performance shares are deemed "reinvested" in additional performance shares. The additional shares allocated to recipients of performance shares as a result of the phantom reinvestment of dividend equivalents on unvested performance shares will only be distributed upon the vesting, if any, of such performance shares in accordance with the performance share award terms.

Option Exercises and Stock Vested in 2023

The following table provides information regarding the values realized by our named executive officers upon the exercise of stock options and the vesting of stock awards in 2023.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Alan D. Schnitzer	150,829	12,443,287	89,317	17,014,068
Daniel S. Frey	40,506	2,126,585	16,310	3,106,914
Gregory C. Toczydlowski	—	—	17,475	3,328,959
Avrohom J. Kess	—	—	20,969	3,994,407
Michael F. Klein	40,246	2,329,004	16,310	3,106,914

[1] Value realized on exercise is equal to the difference between the fair market value of the stock acquired upon exercise on the exercise date less the exercise price, multiplied by the number of options exercised.

[2] The shares acquired upon vesting represent performance shares that are treated as vested on December 31, 2023, the last day of the relevant three-year performance period, including the following shares in respect of phantom dividend equivalents on such performance shares: Mr. Schnitzer (5,759 shares), Mr. Frey (1,051 shares), Mr. Toczydlowski (1,126 shares), Mr. Kess (1,352 shares) and Mr. Klein (1,051 shares).

[3] The value realized on vesting is based on the closing price of our common stock on the NYSE on the vesting date. If vesting occurs on a day on which the NYSE is closed, the value realized on vesting is based on the closing price on the last trading day prior to the vesting date.

Outstanding Equity Awards at December 31, 2023

The following table provides information with respect to the option awards and stock awards held by the named executive officers at December 31, 2023.

	Option Awards					Stock Awards		
							Equity Incentive Plan Awards	
		Number of Securities Underlying Unexercised Options[(1)] (#)						
Name	Option Award Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Unearned Shares, Units or Other Rights That Have Not Vested[(2)] (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[(3)] ($)
Alan D. Schnitzer	2/09/2017	222,901	—	118.78	2/09/2027			
	2/06/2018	162,927	—	140.85	2/06/2028			
	2/05/2019	216,246	—	126.18	2/05/2029			
	2/04/2020	298,368	—	132.58	2/04/2030			
	2/02/2021	—	197,343	139.83	2/02/2031			
	2/08/2022	—	144,507	172.50	2/08/2032			
						2/08/2022	93,756	17,859,623
	2/07/2023	—	119,292	189.01	2/07/2033			
						2/07/2023	92,530	17,626,054
Daniel S. Frey	2/04/2020	58,286	—	132.58	2/04/2030			
	2/02/2021	—	36,037	139.83	2/02/2031			
	2/08/2022	—	25,205	172.50	2/08/2032			
						2/08/2022	16,352	3,114,985
	2/07/2023	—	20,091	189.01	2/07/2033			
						2/07/2023	15,585	2,968,718
Gregory C. Toczydlowski	2/02/2016	2,249	—	106.03	2/02/2026			
	2/09/2017	43,342	—	118.78	2/09/2027			
	2/06/2018	34,771	—	140.85	2/06/2028			
	2/05/2019	42,048	—	126.18	2/05/2029			
	2/04/2020	52,735	—	132.58	2/04/2030			
	2/02/2021	—	38,611	139.83	2/02/2031			
	2/08/2022	—	34,503	172.50	2/08/2032			
						2/08/2022	22,385	4,264,100
	2/07/2023	—	28,463	189.01	2/07/2033			
						2/07/2023	22,077	4,205,455
Avrohom J. Kess	12/30/2016	30,358	—	122.42	12/30/2026			
	2/09/2017	63,155	—	118.78	2/09/2027			
	2/06/2018	47,686	—	140.85	2/06/2028			
	2/05/2019	61,270	—	126.18	2/05/2029			
	2/04/2020	74,939	—	132.58	2/04/2030			
	2/02/2021	—	46,333	139.83	2/02/2031			
	2/08/2022	—	30,246	172.50	2/08/2032			
						2/08/2022	19,623	3,737,903
	2/07/2023	—	23,858	189.01	2/07/2033			
						2/07/2023	18,506	3,525,133
Michael F. Klein	2/06/2018	22,287	—	140.85	2/06/2028			
	2/05/2019	39,044	—	126.18	2/05/2029			
	2/04/2020	48,572	—	132.58	2/04/2030			
	2/02/2021	—	36,037	139.83	2/02/2031			
	2/08/2022	—	32,486	172.50	2/08/2032			
						2/08/2022	21,077	4,014,932
	2/07/2023	—	26,788	189.01	2/07/2033			
						2/07/2023	20,778	3,958,030

(1) Stock options are exercisable 100% on the third anniversary of the stock option award grant date.

(2) The number of shares reflected for each of the named executive officers represents the sum of (a) the maximum number of performance shares and (b) the additional shares that have been allocated to the named executive officer through December 31, 2023, as a result of the phantom reinvestment of dividend equivalents on the maximum number of performance shares. We have reflected the maximum number of performance shares for each named executive officer because (a) results for 2022 and 2023, the first and second year of the three-year performance period for the February 8, 2022 awards, were above target and (b) results for 2023, the first year of the three-year performance period for the February 7, 2023 awards, were also above target. The actual numbers of shares that will be distributed with

respect to the 2022 and 2023 awards are not yet determinable. The awards granted on February 8, 2022 vest in proportion to actual performance over the three-year performance period ending on December 31, 2024, and the awards granted on February 7, 2023 vest in proportion to actual performance over the three-year performance period ending on December 31, 2025. For purposes of this column, fractional shares have been rounded to the nearest whole share. See the description of performance shares in the "Compensation Discussion and Analysis—Compensation Elements and Decisions—Long-Term Stock Incentives—Performance Shares" section.

[3] The market value is based on the closing price on the NYSE of our common stock on December 29, 2023, the last trading day of 2023 ($190.49), multiplied by the number of performance shares reported in the table.

Post-Employment Compensation

The Company has four active retirement plans:

- A qualified 401(k) Savings Plan, which is referenced under "Compensation Discussion and Analysis—Other Compensation—Deferred Compensation";

- A qualified pension plan (the "Pension Plan"), which is discussed under "—Pension Benefits for 2023" below;

- A non-qualified pension restoration plan that is a component of the Benefit Equalization Plan described below (the "Pension Restoration Plan"), which is discussed under "—Pension Benefits for 2023" below; and

- A non-qualified deferred compensation plan (the "Deferred Compensation Plan"), which is discussed under "—Non-Qualified Deferred Compensation for 2023" below.

The Company has two inactive retirement plans from which benefits are still payable to one or more named executive officers but under which no additional benefits are being earned (other than earnings credits as described below):

- A non-qualified pension plan maintained by TPC prior to the Merger that is a component of the Benefit Equalization Plan (the "TPC Benefit Equalization Plan"), which is discussed under "—Pension Benefits for 2023" below; and

- A non-qualified deferred compensation plan maintained by The St. Paul prior to the Merger that is a component of the Benefit Equalization Plan (the "Executive Savings Plan"), which is discussed under "—Non-Qualified Deferred Compensation for 2023" below.

Pension Benefits for 2023

The following table provides information regarding the pension benefits for our named executive officers under the Company's pension plans. The material terms of the plans are described following the table.

Name	Plan Name	Number of Years Credited Service[1]	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Alan D. Schnitzer	Pension Plan	16	238,847	—
	Pension Restoration Plan	16	4,119,146	—
Daniel S. Frey	Pension Plan	21	209,249	—
	Pension Restoration Plan	21	994,165	—
Gregory C. Toczydlowski	Pension Plan	34	472,796	—
	Pension Restoration Plan	34	2,426,914	—
	TPC Benefit Equalization Plan[3]	11	11,590	—
Avrohom J. Kess	Pension Plan	7	76,912	—
	Pension Restoration Plan	7	894,272	—
Michael F. Klein	Pension Plan	34	557,036	—
	Pension Restoration Plan	34	2,144,484	—

[1] Credited service includes (as applicable) service for time worked at the Company plus TPC, Citigroup and certain of its affiliates and predecessors (prior to August 20, 2002) and The St. Paul. Number of years of credited service represents actual years of service. We do not have a policy with respect to granting extra years of credited service.

[2] The present value of accumulated benefit is calculated by projecting the qualified and non-qualified cash-balance accounts reflected in the tables below forward to age 65 by applying a 4.01% interest rate (except for some sub-accounts which use a 6.00% rate) and then discounting back to December 31, 2023, using a discount rate of 5.02% for the Pension Plan and 4.94% for the Pension Restoration Plan and the TPC Benefit Equalization Plan. These are the same assumptions the Company uses for financial reporting purposes. See Note 15 to our financial statements for the fiscal year ended December 31, 2023, included in the Company's Form 10-K.

[3] Service under the TPC Benefit Equalization Plan was frozen as of January 1, 2002, and the plan was merged into the Benefit Equalization Plan as of January 1, 2009.

The Company's Pension Plan

The Company's Pension Plan is a qualified defined benefit pension plan with a cash-balance formula or, for certain legacy participants, traditional final average pay formulas or legacy frozen cash-balance formulas. Each named executive officer participates in the cash-balance formula under which the named executive officer has a hypothetical account balance that grows with interest and pay credits each year. As of December 31, 2023, the named executive officers' qualified pension account balances were as follows:

Name	Qualified Account Balance at December 31, 2023[1]
Alan D. Schnitzer	$ 255,391
Daniel S. Frey	$ 220,727
Gregory C. Toczydlowski	$ 505,033
Avrohom J. Kess	$ 84,351
Michael F. Klein	$ 607,267

[1] These dollar amounts represent the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2023" table above and calculated as described in footnote (2) to that table.

Interest credits are applied quarterly to the prior quarter's cash-balance pension account balance. These interest credits are generally based on the yield on ten-year treasury bonds, subject to a minimum annual interest rate of 4.01%.

Pay credits are calculated on an annual basis as a percentage of compensation, with the percentage determined based on the sum of age plus service at the end of the year under the following schedule:

Age + Service	Pay Credit
< 30	2.00%
30 - 39	2.50%
40 - 49	3.00%
50 - 59	4.00%
60 - 69	5.00%
> 69	6.00%

Service is calculated based on elapsed time with the Company plus any service with TPC, Citigroup and certain of its affiliates and predecessors (prior to August 20, 2002) and The St. Paul. Pay credits are calculated by multiplying the appropriate pay credit percentage by the named executive officer's compensation for the year, including base salary and bonus, up to the qualified plan compensation limit (which for 2023 was $330,000).

The pension plan benefit is subject to the qualified plan benefit limit (if applicable) under Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), income tax provisions.

The plan's normal retirement age is 65. However, under the cash-balance formula, participants are eligible to receive a distribution from the plan any time after they vest (currently after three years of service) and they

separate from us. Once separated from us, participants may elect to receive a lump sum payment, life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity, 100% joint and survivor annuity or a ten-year certain and life annuity. All payment forms are actuarially equivalent. Eligible part-time employees who are at least age 62 can apply for an in-service distribution from the plan, calculated as if they separated from us. There are no special early retirement benefits under the cash-balance formula, even in the case of an in-service distribution.

Under the plan, the benefits of some participants may be determined in whole or in part under transition benefit rules—that is, legacy benefit provisions.

The Company's Benefit Equalization Plan (Non-Qualified Pension Plan Components)

The Benefit Equalization Plan consists of three components:

- the Pension Restoration Plan (currently active);
- the TPC Benefit Equalization Plan (currently inactive); and
- the Executive Savings Plan (currently inactive; described under "—Non-Qualified Deferred Compensation for 2023" below).

The Benefit Equalization Plan is not funded, and plan participants have only an unsecured contractual commitment by the Company to pay amounts owed under the plan.

Pension Restoration Plan (Non-Qualified Pension Plan)

The Pension Restoration Plan is a non-qualified pension restoration plan which provides non-qualified pension benefits on compensation and benefits in excess of the qualified plan compensation limit and the benefit limit (if applicable) under Internal Revenue Code income tax provisions. Benefits under the plan accrue, in the same manner as described above for the Company's Pension Plan, for pay and benefits in excess of the compensation limit and the benefit limit (if applicable).

As of December 31, 2023, the named executive officers' non-qualified pension account balances were as follows:

Name	Non-Qualified Account Balance at December 31, 2023[1]
Alan D. Schnitzer	$ 4,381,261
Daniel S. Frey	$ 1,044,289
Gregory C. Toczydlowski	$ 2,602,762
Avrohom J. Kess	$ 973,647
Michael F. Klein	$ 2,322,001

[1] These dollar amounts represent the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2023" table and calculated as described in footnote (2) to that table.

The plan's normal retirement age is 65. However, participants are eligible to receive a distribution from the plan any time after they vest (currently after three years of service) and they separate from us, subject to a six-month delayed payment requirement following separation. Once separated from us, participants will receive their benefit in ten annual installment payments (for account balances greater than $50,000) or a single lump sum payment (for balances equal to or less than $50,000). There are no special early retirement benefits. To the extent that a participant's qualified plan benefits are determined under legacy benefit provisions, those provisions can affect the benefits payable under the Pension Restoration Plan.

TPC Benefit Equalization Plan (Non-Qualified Pension Plan)

The TPC Benefit Equalization Plan is a non-qualified pension plan. Benefit accruals were frozen as of January 1, 2002. As of January 1, 2009, the TPC Benefit Equalization Plan was merged into the Benefit Equalization Plan. Participants in the plan have cash-balance accounts that accrue interest credits but no pay credits. As of December 31, 2023, the non-qualified account balance for Mr. Toczydlowski, the only participant among the named executive officers, was as follows:

Name	Non-Qualified Account Balance at December 31, 2023[1]
Gregory C. Toczydlowski	$ 12,430

[1] This dollar amount represents the participant's account balance rather than the present value of the accumulated benefit, which is set forth in the "—Pension Benefits for 2023" table and calculated as described in footnote (2) to that table.

Interest credits are applied quarterly to the prior quarter's account balance. These interest credits are generally based on the yield on ten-year treasury bonds, subject to a minimum annual interest rate of 4.01%. The plan's normal retirement age is 65. However, Mr. Toczydlowski is eligible to receive a distribution from the plan any time after becoming vested, attaining age 55 and separating from us. The participant may elect to receive a lump sum payment, life annuity, 50% joint and survivor annuity, 75% joint and survivor annuity or 100% joint and survivor annuity. All payment forms are actuarially equivalent. There are no special early retirement benefits. To the extent that a participant's qualified plan benefits are determined under legacy benefit provisions, those provisions can affect the benefits payable under the TPC Benefit Equalization Plan.

Non-Qualified Deferred Compensation for 2023

The following table provides information regarding contributions, earnings and balances for our named executive officers under the active Deferred Compensation Plan, as well as under the Executive Savings Plan, which is closed to new deferrals. Under each of the plans, no Company "match" is currently made on amounts deferred, account balances are fully vested at all times, and the Company does not provide any opportunity for above-market or preferential earnings, nor does it provide any minimum internal rate of return. Additionally, the Deferred Compensation Plan and the Executive Savings Plan do not permit "hardship" withdrawals. The Deferred Compensation Plan and Executive Savings Plan are not funded, and plan participants have only an unsecured contractual commitment by the Company to pay amounts owed under each plan. Each of these plans is further described below.

Name	Non-Qualified Deferred Compensation Plan Name	Executive Contributions in 2023[1] ($)	Company Contributions in 2023 ($)	Aggregate Earnings in 2023 ($)	Aggregate Withdrawals/ Distributions in 2023 ($)	Aggregate Balance at 12/31/23[2] ($)
Alan D. Schnitzer	Deferred Compensation Plan	—	—	1,617,146	—	11,295,266
Daniel S. Frey		—	—	—	—	—
Gregory C. Toczydlowski		—	—	—	—	—
Avrohom J. Kess	Deferred Compensation Plan	2,702,501	—	3,293,102	—	18,325,110
Michael F. Klein	Deferred Compensation Plan	—	—	178,039	—	1,065,469
	Executive Savings Plan	—	—	933	—	10,932

[1] Of Mr. Kess's contributions, $475,001 was reported as "Salary" in the "Summary Compensation Table" for 2023 and $2,227,500, which was otherwise payable in 2024 for performance year 2023, was reported as "Non-Equity Incentive Plan Compensation" in the "Summary Compensation Table" for 2023.

[2] Of the totals in this column, the following amounts have been reported in the "Summary Compensation Table" for this year and for previous years.

Name	2023	Previous Years	Total
Alan D. Schnitzer	—	$ 4,000,000	$ 4,000,000
Avrohom J. Kess	$2,702,501	$ 12,408,212	$15,110,713

Deferred Compensation Plan

The Company's Deferred Compensation Plan is a non-qualified plan that, in 2023, allowed each U.S. employee who is at the Vice President level or above to defer receipt of up to 50% of his or her salary and/or up to 100% of his or her annual bonus until a date or dates elected by the employee. Employees participating in the Deferred Compensation Plan elect the time and form of payout prior to the year in which the deferred amounts are earned. These elections are irrevocable.

Participants in the plan may receive distributions of deferred accounts in three situations: when the participant terminates employment or retires (in which case, payment will be made or commence six months after the date of the termination or retirement) or upon a distribution date the participant specifies in advance and that occurs while the participant is still an employee of the Company. If the participant's balance is greater than $10,000, the participant may elect to receive retirement distributions and in-service distributions as a lump sum or in up to ten annual installments. All other distributions will be paid in a lump sum. Balances remaining at the time of the executive's death will be paid in a lump sum, unless distributions in installment payments have already begun.

Deferrals may be allocated among hypothetical investment options that mirror the investment options available under our qualified 401(k) Savings Plan.

As of December 31, 2023, Messrs. Schnitzer, Kess and Klein were the only named executive officers with account balances under the Deferred Compensation Plan, as shown above.

Executive Savings Plan

The Executive Savings Plan is a legacy non-qualified excess deferral plan that has been a component of the Benefit Equalization Plan since it was established by The St. Paul in 1976. It includes salary deferrals and Company matching contributions made to the plan prior to the closing of the plan to any new deferrals as of January 1, 2005. Executives will receive distribution of their vested accounts upon termination of employment from the Company, with some accounts subject to a six-month delayed payment requirement following separation. Once separated from us, executives will receive their benefits in ten annual installment payments (for account balances greater than $50,000) or a single lump sum (for balances of $50,000 or less). Balances remaining at the time of the executive's death will be paid in a lump sum, unless distributions in installment payments have already begun.

Deferrals may be allocated among hypothetical investment options that mirror the investment options available under our qualified 401(k) Savings Plan.

As of December 31, 2023, Mr. Klein was the only named executive officer with an account balance under the Executive Savings Plan, as shown above.

Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control

The following table describes the potential payments and benefits under the Company's compensation and benefit plans and contractual agreements to which the named executive officers would have been entitled if a termination of employment or change in control occurred on the last business day of 2023.

The only agreements, arrangements or plans that entitle executive officers to severance, perquisites or other enhanced benefits upon termination of their employment or change in control are:

- Mr. Schnitzer's employment letter, as described following the table;
- the individual non-solicitation and non-disclosure agreements executed by members of our Management Committee (other than Mr. Schnitzer), as described following the table;
- the non-competition agreements executed by all members of the Management Committee, as described in footnote (1) to the table;
- the Company's Executive Severance Plan, as described in footnote (3) to the table; and
- the terms of performance share and stock option awards.

The amounts shown in the table below do not include:

- payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the named executive officers (including welfare benefits that are provided to all U.S. retirees of the Company);
- regular pension benefits under our Pension Plan, the Benefit Equalization Plan or the TPC Benefit Equalization Plan (see "Post-Employment Compensation—Pension Benefits for 2023" above); and
- distributions of previously vested plan balances under our 401(k) Savings Plan, the Deferred Compensation Plan and the Executive Savings Plan (see "Compensation Discussion and Analysis—Other Compensation—Deferred Compensation" for information about those plans generally and "Post-Employment Compensation—Non-Qualified Deferred Compensation for 2023" above for information about the Deferred Compensation Plan and the Executive Savings Plan).

Potential Payments to Named Executive Officers Upon Termination of Employment or Change in Control Table

Named Executive Officer	Involuntary Termination Without "Cause" or, if Applicable, Voluntary Termination for "Good Reason" ($)	Additional Value if Involuntary Termination without "Cause" or, if Applicable, Voluntary Termination for "Good Reason" Follows a Change in Control ($)	Change in Control ($)	Voluntary Termination without "Good Reason", including Voluntary Retirement ($)	Disability ($)	Death ($)
Alan D. Schnitzer						
Cash Severance Payment[1]	27,037,500	—	—	10,837,500	—	—
Acceleration of Equity Awards[2]	12,773,629	21,654,096	—	12,773,629	12,773,629	30,516,468
Value of Continuing Benefits[3]	28,306	—	—	6,846	—	—
Total Termination Benefits	**39,839,435**	**21,654,096**	**—**	**23,617,975**	**12,773,629**	**30,516,468**
Daniel S. Frey						
Cash Severance Payment[1]	9,037,500	—	—	2,737,500	—	—
Acceleration of Equity Awards[2]	2,308,807	—	—	2,308,807	2,308,807	5,350,659
Value of Continuing Benefits[3]	10,138	—	—	5,508	—	—
Total Termination Benefits	**11,356,445**	**—**	**—**	**5,051,815**	**2,308,807**	**5,350,659**
Gregory C. Toczydlowski						
Cash Severance Payment[1]	10,695,000	—	—	3,435,000	—	—
Acceleration of Equity Awards[2]	2,618,867	—	—	2,618,867	2,618,867	6,853,645
Value of Continuing Benefits[3]	12,412	—	—	7,782	—	—
Total Termination Benefits	**13,326,279**	**—**	**—**	**6,061,649**	**2,618,867**	**6,853,645**
Avrohom J. Kess						
Cash Severance Payment[1]	10,415,625	—	—	3,393,750	—	—
Acceleration of Equity Awards[2]	—	2,926,665	—	—	2,926,665	6,558,183
Value of Continuing Benefits[3]	12,412	—	—	7,782	—	—
Total Termination Benefits	**10,428,037**	**2,926,665**	**—**	**3,401,532**	**2,926,665**	**6,558,183**
Michael F. Klein						
Cash Severance Payment[1]	9,775,000	—	—	3,175,000	—	—
Acceleration of Equity Awards[2]	2,449,704	—	—	2,449,704	2,449,704	6,436,185
Value of Continuing Benefits[3]	12,412	—	—	7,782	—	—
Total Termination Benefits	**12,237,116**	**—**	**—**	**5,632,486**	**2,449,704**	**6,436,185**

[1] Cash Severance Payments:

- Under the terms of Mr. Schnitzer's employment letter, severance payments in the event of an involuntary termination without "cause" or a voluntary termination for "good reason" (each as defined in his agreement and described following this table) are equal to two times his base salary at termination plus two times the greater of: (a) the average of his two most recent annual cash bonuses and (b) 250% of his base salary at the time of termination.

- Pursuant to the terms of the individual non-solicitation and non-disclosure agreements, each of the named executive officers (other than Mr. Schnitzer) is eligible to receive a severance benefit if they are involuntarily terminated due to a reduction in force or for reasons other than "cause" or if they are asked to take a substantial demotion. All such named executive officers are eligible to receive a benefit equal to his total monthly cash compensation for at least 21 months (24 months for Messrs. Frey, Toczydlowski and Klein due to each having at least 10 years of service with the Company). For such named executive officers, total monthly cash compensation is equal to, at least, 1/12th of the executive's annual base salary in effect at the time of his termination, plus the greater of: (a) 1/12th of the average of the executive's two most recent annual cash bonuses or (b) 1/12th of 125% of final annual base salary.

- The cash severance payments listed assume that there would be no cutback of payments to avoid subjecting the executives to an excise tax under Section 280G of the Internal Revenue Code.

- The named executive officers, along with other members of our Management Committee, are each subject to a non-competition agreement that entitles an executive to specified post-termination payments if the Company elects, at the time of termination, to impose a six-month non-compete period. Under the non-competition agreements, if the Company elects to impose a six-month non-compete period with respect to a particular executive and the executive complies with such obligations, the executive will be entitled to receive a lump sum payment at the end of the period equal to the sum of (a) six months' base salary plus (b) 50% of the executive's average annual bonus for the prior two years plus (c) 50% of the aggregate grant date fair value of the executive's average annual equity awards for the prior two years. The table above assumes that the Company will elect to impose the six-month non-compete period and will make the corresponding payments to each named executive officer in the event of a termination without "cause" or for "good reason" (including termination without "cause" or for "good reason" within 24 months following a "change of control") or a voluntary termination without "good reason", including voluntary retirement. Under his employment letter, in the case of Mr. Schnitzer's voluntary termination for "good reason" or involuntary termination without "cause" within 24 months following a "change in control", the Company has elected to impose the six-month non-compete period.

(2) Acceleration of Equity Awards:

- "Acceleration of Equity Awards" is presented as the sum of the values as of the last business day of 2023 of the additional benefit from the acceleration of vesting, if any, of stock options and performance shares that would have occurred as a result of termination under the different circumstances presented. Performance share awards for the 2021-2023 performance period are treated as vested as of the last business day of 2023 and are not included in this table because the vesting of these awards is reflected in the "Option Exercises and Stock Vested in 2023" table above and the shares are no longer reflected in the "Outstanding Equity Awards at December 31, 2023" table above.

- The terms of Mr. Schnitzer's employment letter provide for acceleration of all outstanding equity awards (after giving effect to the conversion of his performance-vesting awards into time-vesting awards upon a change in control) in the event of a termination by the Company without "cause" or voluntary termination for "good reason", but only if such termination occurs within 24 months following a change in control of the Company. Mr. Schnitzer's outstanding equity awards would also become fully vested in the event of a change in control if the ultimate parent or surviving entity does not assume the awards. The table above assumes the ultimate parent or surviving entity would assume the awards and therefore does not reflect an incremental value for this circumstance.

- Outstanding unvested stock options and performance shares granted to all employees include "double triggered" vesting in the event of a termination by the Company without "cause" or voluntary termination for "good reason" that occurs within 24 months following a change in control of the Company (although Mr. Schnitzer's vesting protection in connection with a change in control would continue to be governed by the terms of his employment letter as described above). In the case of stock option grants, any such termination would result in immediate accelerated vesting of the stock options. In the case of performance share grants, any such termination would result in a waiver of the service vesting conditions for such awards, but the ultimate vesting of the performance shares would remain subject to the achievement of the actual performance goals during the performance period (other than with respect to Mr. Schnitzer, whose performance shares would convert into time-vesting awards in connection with a change in control).

- For stock options, the additional benefit to the named executive officer resulting from the acceleration of vesting reflected in the table is the value that the named executive officer would receive if his employment terminated on the last business day of 2023. On the last business day of 2023, Messrs. Schnitzer, Frey, Toczydlowski and Klein met the "retirement rule". Under the current provisions in their option award grants, had Mr. Schnitzer, Mr. Frey, Mr. Toczydlowski or Mr. Klein terminated employment as a result of involuntary termination without cause, termination for good reason, voluntary retirement, disability or death on the last business day of 2023, each would have been entitled to acceleration of their outstanding unvested stock option awards. Vested stock options may be exercised for up to three years (for grants prior to 2021) or five years (for grants made since 2021) from the termination date (one year in the case of death), but no later than the original option expiration date.

- On the last business day of 2023, Mr. Kess did not meet the "retirement rule". Under the current provisions in his applicable option award grants, had the employment of Mr. Kess been involuntarily terminated (with or without cause) or voluntarily terminated on the last business day of 2023, vesting would have immediately stopped and all unvested options would have been canceled. If Mr. Kess terminated employment as a result of disability or death, his unvested option awards would have become fully vested and exercisable for up to one year from the termination date.

- The value of accelerated stock options, for purposes of this table, was determined by subtracting the exercise price of the original stock option from the closing stock price on the NYSE of $190.49 on the last business day of 2023, and multiplying the result, if a positive number (in-the-money), by the number of option shares that would vest as a result of termination.

- In the event of a termination due to death, the full number of performance shares originally granted plus allocated dividend equivalent shares allocated to date would vest immediately at 100%. The amounts reflected in "Acceleration of Equity Awards" is determined by multiplying the closing stock price of $190.49 on the last business day of 2023, by the number of performance shares and related dividend equivalent shares that would be paid out upon death.

- In the event of termination due to disability, the full number of performance shares originally granted plus allocated dividend equivalent shares would vest according to their original vesting schedule (that is, at the end of the performance period), to the extent that the goals for the applicable performance periods have been met. For Messrs. Schnitzer, Frey, Toczydlowski and Klein in the event of termination due to a qualifying retirement, all of their performance shares would vest according to their original vesting schedule, to the extent that the goals for the applicable performance periods have been met. In the event of any other termination circumstances, the performance shares and attributed dividend equivalent shares would be forfeited, other than as described above in connection with some terminations following a change in control. Accordingly, no acceleration of vesting of the performance shares has been included under any termination circumstances other than death (or in the case of a qualifying termination following a change in control in the case of Mr. Schnitzer's performance shares) in the table above.

(3) Value of Continuing Benefits:

- For Mr. Schnitzer, the estimated value of continuing benefits as of the last business day of 2023 reflects two years of medical and dental premiums in the event of an involuntary termination without "cause" or a voluntary termination for "good reason".

- For all of the named executive officers (other than Mr. Schnitzer), the value of continuing benefits as of the last business day of 2023 reflects the cash value of nine months of outplacement services under the Company's Executive Severance Plan in the event of involuntary termination without "cause" or voluntary termination for "good reason". If the named executive officer has not secured viable employment within nine months, these outplacement services may be extended, at the Company's discretion, on a month-to-month basis for an additional cost to the Company of $540 per month.

- As discussed under "Compensation Discussion and Analysis-Non-Competition Agreements", the named executive officers, along with other members of our Management Committee, are each subject to a non-competition agreement that entitles an executive to specified post-termination payments if the Company elects, at the time of termination, to impose a six-month non-compete period. Under the non-competition agreements, if the Company elects to impose a six-month non-compete period with respect to a particular executive and the executive complies with such obligations, the executive will be entitled to reimbursement for the cost of continuing health benefits on similar economic terms as in place immediately prior to the executive's termination date during the six-month non-compete period or to payment of an equivalent amount, payable at the end of the period, and the value of these benefits (other than for Mr. Schnitzer) is reflected in the table above. In the case of Mr. Schnitzer, whose employment arrangement provides for the continuation of health benefits as explained above in this footnote (3) for a period longer than that specified in his non-competition agreement, no additional benefit is reflected with respect to his non-competition agreement in the case of voluntary termination for good reason or involuntary termination without cause.

Summary of Key Agreements

Mr. Schnitzer's Employment Letter

On August 4, 2015, the Company entered into an employment letter with Mr. Schnitzer, our Chairman and Chief Executive Officer.

If Mr. Schnitzer's employment is terminated without "cause" or if he were to resign for "good reason" (each as defined in his employment letter and summarized below), he would be entitled to severance payments equal to two times his base salary at termination plus two times the greater of: (a) the average of his two most recent annual cash bonuses and (b) 250% of his base salary at the time of termination. Additionally, Mr. Schnitzer would be entitled to receive up to 24 months of continued medical benefits.

Upon a "change in control" (as defined in Mr. Schnitzer's non-competition agreement), all of his then outstanding performance-vesting equity awards would convert into time-vesting awards based on actual performance through the end of the Company's most recently completed fiscal year prior to the change of control (or based on deemed target level performance, in the case of awards outstanding for less than one year). Additionally, if Mr. Schnitzer's employment is terminated within 24 months following such a change of control by us other than for "cause" or by him for "good reason", Mr. Schnitzer would also be entitled to full vesting of his outstanding equity awards (after giving effect to the adjustments described above in the case of performance-based equity awards), and the Company will be deemed to have exercised its "non-competition option" under the non-competition agreement between the Company and Mr. Schnitzer, which will subject Mr. Schnitzer to a six-month covenant not to compete with the Company and require the Company to make a corresponding payment to Mr. Schnitzer as described more fully under "Compensation Discussion and Analysis—Non-Competition Agreements".

The term "cause" is defined in his employment letter as Mr. Schnitzer's conviction of any felony, his willful misconduct in connection with the performance of his duties or his taking illegal action in his business or personal life that harms the reputation or damages the good name of the Company.

"Good reason" is generally defined in his employment letter to include such situations as: (1) reduction in base salary, bonus opportunity or aggregate compensation opportunity; (2) a diminution in his title, duties or responsibilities; (3) a consequential, involuntary relocation of his principal place of business; or (4) a material breach by the Company of his employment letter.

Severance Under Non-Solicitation and Non-Disclosure Agreements and Non-Competition Agreements

Each of the named executive officers listed in the table above (other than Mr. Schnitzer) is eligible to receive a severance benefit under his respective non-solicitation and non-disclosure agreement if asked to take a substantial demotion or if any of them is involuntarily terminated due to a reduction in force or for reasons other than "cause" as defined in the agreements. The severance benefit payable is equal to the executive's total monthly cash compensation for 21 to 24 months, depending on his years of service with the Company, with the total monthly cash compensation equal to, at least, 1/12th of the executive's annual base salary in effect at the time of the executive's termination, plus the greater of: (1) 1/12th of the average of the executive's two most recent annual cash bonuses or (2) 1/12th of 125% of final annual base salary for any named executive officer serving as Vice Chairman or an Executive Vice President or equivalent. In addition, each of our named executive officers is entitled to severance pursuant to the terms of a non-competition agreement, as more fully described under "Compensation Discussion and Analysis — Non-Competition Agreements."

Equity Recapture/Recoupment Provisions

The Board has adopted policies requiring the reimbursement and/or cancellation of all or a portion of any incentive cash bonus or equity-based incentive compensation awarded to a member of the Management Committee or other officers who are subject to Section 16 of the Exchange Act in specified circumstances relating to a restatement of Company financial results. In addition, in connection with equity awards, each recipient accepts the terms of an agreement that provides for the recapture by us of the equity awards during a one-year period following his or her departure, under specified circumstances. See "Compensation Discussion and Analysis—Recapture/Forfeiture Provisions".

ITEM 4 | Shareholder Proposal Relating to a Report on Methane in the Energy Sector

 Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to a Report on Methane in the Energy Sector

Green Century Capital Management, Inc. located at 114 State Street, Suite 200, Boston, MA 02109, has advised us that it plans to introduce the following resolution on behalf of Green Century Balanced Fund. Green Century Balanced Fund is the beneficial holder of at least $25,000 of the Company's common stock.

WHEREAS: As an underwriter of property and casualty insurance for the energy sector, including oil and gas producers, drilling contractors, suppliers, well operators, and mid-stream companies involved in storage, processing and transportation, Travelers may be exposed to risk if it does not adequately address methane emissions attributable to its clients.

Methane is a powerful greenhouse gas (GHG). Over a 20-year period, methane is 80 times more potent than carbon dioxide, and the United Nations identifies methane as the primary contributor to the formation of ground-level ozone and associated health hazards.[1] The energy sector is responsible for nearly 40% of anthropogenic methane emissions, with releases from oil and gas operations comprising nearly 61% of that figure.[2]

Recently, investors, NGOs, and legislators have scrutinized insurers' underwriting and investment practices associated with the fossil fuel industry, seeking comprehensive reductions of insurance-associated GHG emissions.[3],[4] Helping clients reduce methane emissions presents an opportunity for insurers to facilitate real world impacts and demonstrate environmental stewardship.

JPMorgan Chase writes in its 2023 brief entitled, *The Methane Emissions Opportunity, "Reducing* methane emissions and flaring in the Oil & Gas sector is an immediate action that can produce positive outcomes for businesses, the climate, and energy security."[5] Further, it states "... many Oil & Gas stakeholders, including investors, policymakers, insurance providers, and non-governmental organizations, are recognizing that reducing methane emissions is a pragmatic opportunity and are beginning to take action."[6]

In March 2023, Travelers' peer, Chubb, announced that coverage of clients involved in oil and gas extraction projects would be "contingent on client adoption of evidence-based plans to reduce methane emissions."[7] By July, it had engaged 59 clients and started to assess their management of methane leaks, venting, and flaring. It subsequently developed a methane hub, providing clients guidelines and resources in pursuit of methane emissions reductions.[8] Because of Chubb's proactive approach, its clients are likely better positioned to comply with strengthened methane emissions regulations in the U.S. and Canada.

As an insurer of owners, operators, and service contractors in the oil and gas industry, Travelers may be poised to help its clients improve management of their methane emissions, thereby better aligning the Company with its commitment to a "long-term sustainable approach to protecting the environment."[9]

RESOLVED: Shareholders request that Travelers issue a report on methane in the energy sector, including assessing whether and how it would be appropriate for the Company to engage with energy sector clients on their methane emissions.

SUPPORTING STATEMENT: At board and management's discretion, we recommend that the report consider how it might support meaningful measurement and reduction of methane emissions among its clients through a range of possible measures including disseminating informational materials, training programs or media, integration with other climate transition communications, and if appropriate, integration to the underwriting process.

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[1] https://www.unep.org/news-and-stories/story/methane-emissions-are-driving-climate-change-heres-how-reduce-them

[2] https://www.iea.org/energy-system/fossil-fuels/methane-abatement

[3] https://www.businessinsurance.com/article/20230609/NEWS06/912357960/US-Senate-budget-committee-opens-investigationinto-major-insurers-AIG,-Traveler

[4] https://global.insure-our-future.com/scorecard-2023/

[5] https://www.jpmorgan.com/content/dam/jpm/cib/complex/content/redesign-custom-builds/carboncompass/JPMC_methane.pdf.   Pg1.

[6] Ibid. Pg1.

[7] https://news.chubb.com/2023-03-22-Chubb-Announces-New-Climate-and-Conservation-Focused-Underwriting-Standards-forOil-and-Gas-Extraction

[8] https://about.chubb.com/content/dam/chubb-sites/chubb/about-chubb/citizenship/environment/pdf/chubb_2023_climaterelated_financial_disclosure_report.pdf Pg11.

[9] https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2022.pdf

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

As a property casualty insurance company, the Company recognizes that changing climate conditions affect its business, and accordingly, the Company considers climate risk as part of its underwriting, pricing, reinsurance and investment decisions. The Company is intently focused on the impacts of changing climate conditions on its business and is taking robust measures to appropriately manage both climate-related risks and opportunities. Further, the Company has been transparent on these issues through its prominent public disclosures.

After thoughtfully considering the proposal, the Board believes that the proposal's request is not in the best interest of shareholders. The Board believes that the preparation of a "report on methane in the energy sector" would amount to an **inadvisable use of significant management time and corporate resources** for the following reasons:

- **Methane *emissions* are almost never relevant to the Company's evaluation of its underwriting risk**.

- Where relevant to an underwriting assessment, the Company incorporates methane-related risks (e.g., identification of potential methane *leaks*) into its underwriting process, and **writing a report on the consideration of one specific and minor risk among many would be both wasteful and not meaningful to investors**.

- To the extent the proposal contemplates the incorporation of methane emissions into underwriting decisions where the Company believes such emissions are *not* relevant to the evaluation of its underwriting risk, the proposal represents a **prescriptive and inappropriate encroachment on the Company's longstanding risk-based approach to underwriting**, which would have significant negative consequences, including:

  - causing the Company to **violate state law** in certain states;

  - subjecting the Company to **contract debarment** in certain states;

  - **undermining the ability of the Company to compete effectively in the market**;

  - **damaging customer relationships** by introducing unnecessary friction into the insurance sales process; and

  - **negatively impacting customers, communities and the effective operation of insurance markets**.

- The energy sector constitutes a **very small percentage** of the Company's underwriting portfolio, and most of the Company's energy sector clients have an **attenuated connection to methane emissions**.

- The Company already provides extensive disclosures and has a **comprehensive and effective approach to identifying and mitigating climate-related risks** in its business and advancing climate-related opportunities.

The Board also notes that the proposal requests that the Company "issue a report on methane in the energy sector." As a property casualty insurer, **the Company does not have expertise with respect to methane in the energy sector**.

The Proposal's Request Is Inadvisable Because It Contemplates a Written Report on Methane Issues That the Company Either: (1) Already Considers In Its Underwriting Process, Where Relevant to Assessing Underwriting Risk, or (2) Would Not Incorporate Into Its Underwriting Process, Where Not Predictive of Underwriting Risk.

The business of insurance is highly complex and requires the application of mathematics, statistics and actuarial and economic methods to estimate the probability and financial implications of various risk factors. Throughout the underwriting and pricing process, the Company's actuaries and underwriting professionals apply informed business judgment and, as required by law, establish rates based on risk factors that correlate with losses. Accordingly, as part of the Company's ordinary-course underwriting process, when evaluating energy sector risks, the Company evaluates a number of risk-based factors, including the customer's knowledge of and compliance with safety and environmental regulations. Depending on the relevant operations, this evaluation may include the assessment of preventative maintenance programs designed to identify, among other things, potential methane leaks before they occur and/or site monitoring plans for early detection and resolution of leaks or other concerns relevant to the underwriting risk.

The Company believes that it would be a wasteful use of significant management time and corporate resources – and not meaningful to investors – to write a report describing how the Company incorporates into its underwriting process one specific and relatively minor risk out of a plethora of underwriting risks that may be relevant with respect to any particular entity it underwrites.

In contrast to potential methane *leaks*, methane *emissions* are almost never relevant to the Company's evaluation of its underwriting risk – i.e., they almost never correlate with expected risk of future loss. To the extent the proposal contemplates that the Company consider integrating methane emissions into underwriting decisions where the Company does *not* already do so – i.e., where the Company believes such emissions are not relevant to the underwriting risk – the proposal would represent a **prescriptive and inappropriate encroachment on the Company's underwriting judgment, which would have significant negative consequences**:

- **The proposal would cause the Company to violate state law in certain states**. Some states in which the Company conducts business have enacted legislation that prohibits insurers from refusing to insure, charging a different rate and/or offering different terms and conditions based on environmental or social criteria, unless such act is the result of the application of sound underwriting and actuarial principles related to actual or reasonable anticipated loss experience. These state statutes preclude Travelers from incorporating methane emissions as a factor in its underwriting process to the extent not predictive of risk – in other words, to the extent the Company does not already do so pursuant to its risk-based approach to underwriting.

- **By causing the Company to penalize companies in the energy sector, the proposal would subject the Company to contract debarment in certain states**. To the extent the proposal would result in the Company terminating business with, or otherwise penalizing, companies involved in the oil and gas industry without an ordinary business purpose, the Company could be deemed to be "boycotting energy companies" and thus be subject to contract debarment in those states. By potentially limiting the Company's ability to contract with existing and/or potential customers in certain states, the proposal inappropriately interferes with the Company's business decisions regarding whether and how to best compete in those markets.

- **The proposal would undermine the ability of the Company to compete effectively in the market**. To the extent the proposal's request is intended to compel the Company to consider in its underwriting methane emissions regardless of whether predictive of risk, the proposal inappropriately seeks to replace the Company's time-tested underwriting strategy and

attempts to prescribe the Company's business decisions. In so doing, the proposal inappropriately interferes with decisions that are at the heart of an insurer's business model and would undermine the ability of the Company to function in the manner that has allowed it to meet its obligations to its customers and other stakeholders, as well as to deliver industry-leading returns to its shareholders over time.

- **The proposal would introduce unnecessary friction into the insurance sales process, which would damage customer relationships and put the Company at a competitive disadvantage**. The proposal contemplates that the Company consider engaging with energy sector customers on methane emission reduction. Any substantive and meaningful engagement, such as requiring customers to participate in training sessions or to complete questionnaires unrelated to actuarial risk, would be burdensome for customers and provide no value to the underwriting process, thereby introducing significant unnecessary friction into customers' insurance buying experience. This would:

  - directly conflict with one of the Company's three innovation priorities – to provide great experiences for Travelers customers, agents and brokers;

  - negatively impact existing customer relationships; and

  - jeopardize the Company's ability to compete for new customers.

- **By using insurance as a tool to achieve public policy goals, the proposal would negatively impact customers, communities and the effective operation of insurance markets**. Risk-based underwriting and pricing is the bedrock principle of the insurance industry. It benefits consumers by increasing the availability of insurance at fair prices that appropriately reflect the related risks and ensures the financial solvency of insurers to pay covered claims decades into the future. Likewise, this approach benefits communities by ensuring that businesses can access traditional forms of risk transfer. Incorporating into insurance underwriting decisions factors that are not predictive of risk for the purpose of achieving public policy goals – however admirable – is likely to have long-term and unintended negative consequences on the Company, its customers, its communities and the effective operation of insurance markets.

The Proposal's Request is Inadvisable Given the Relatively Minor Percentage of the Company's Underwriting Portfolio Represented by the Energy Sector and the Attenuated Connection That Most of the Company's Energy Sector Customers Have to Methane Emissions.

The energy sector constitutes a very small percentage of the Company's underwriting portfolio.

The administrative and financial burdens that would be imposed on the Company by the proposal's request are blatantly out of proportion to the very small percentage of the Company's underwriting portfolio represented by energy sector customers, particularly given the composition of this customer base and its attenuated connection to methane emissions, as discussed below. As disclosed in the Company's most recent Task Force on Climate-related Financial Disclosures Report ("TCFD Report"), as of December 31, 2022, only 1.7% of Travelers domestic direct written premium was related to the energy industry (inclusive of renewable energy), and the percentage of Travelers premiums generated from the energy sector has meaningfully decreased in recent years; as of December 31, 2022, the Company's oil and gas industry-related business represented only 1.3% of Travelers domestic direct written premium and has meaningfully declined over time.

Most of the Company's energy sector customers have an attenuated connection to methane emissions.

As stated in the Company's TCFD Report, the Company's oil and gas sector customers are primarily entities engaged in "support activities," with such customers representing a majority of the Company's oil and gas industry premiums. As opposed to companies directly engaged in extraction, distribution or refinement activities, this customer segment is primarily composed of **small and mid-sized contractors**, such as plumbers, pipefitters, electricians and welders, with average annual revenues of less than $10 million and fewer than 25 employees. **The proposal does not seem to be aimed at these types of businesses, which have only an attenuated relationship to methane emissions, and appears not to contemplate the Company's business mix or its customer base in the oil and gas industry**. Moreover, based on the profile of the Company's customer base and product suite, methane emissions are rarely relevant to the Company's evaluation of its underwriting risk, such that Company engagement with the majority of its oil and gas-related customers with respect to methane reduction strategies would have no relevance from an underwriting perspective, while also having virtually no impact on methane emissions in the energy sector.

The Proposal's Request is Inadvisable in Light of the Company's Extensive Disclosures and Comprehensive and Effective Approach to Identifying and Mitigating Climate-Related Risks in its Business and Advancing Climate-Related Opportunities.

The Company takes comprehensive measures to identify and mitigate climate-related risks in its business and to avail itself of climate-related opportunities in the market. As described in detail in the Company's TCFD Report, the Board and its Risk Committee consider responding to changing climate conditions as part of, and integral to, overseeing the Company's business and operations. The Company also provides robust disclosures with respect to its management of climate risks and opportunities in its annual sustainability reporting, including in its TCFD Report.

The Company has enhanced its already comprehensive climate-related disclosures in recent years, to include, among other things:

• additional detail with respect to the composition of the Company's business mix, particularly as it relates to the energy industry;

• an alternative view to understanding GHG emissions related to the Company's underwriting portfolio, by disclosing the Company's premiums over time with respect to the four most carbon-intensive sectors as classified by Standard & Poor's (S&P), which have consistently represented a very low percentage of the Company's underwriting portfolio and have meaningfully declined over time;

• additional detail with respect to the composition of the Company's investment portfolio, a quantification of the GHG emissions for the portion of the Company's portfolio where some data is available and a discussion of the Company's multi-pronged approach to addressing the financial risks posed by GHG emissions on its investment portfolio; and

• a discussion of the results of its industry-leading climate scenario analyses, conducted by independent third parties, relating to both the Company's investment portfolio and aspects of its underwriting portfolio.

Shareholders are encouraged to review the Company's comprehensive disclosures regarding its robust climate-related strategy in greater detail in the Company's annual sustainability reporting, including in its TCFD Report, available at *https://sustainability.travelers.com*.

The Company's approach to managing changing climate conditions has proven effective; since 2016 – the year Travelers began to take precise peril-based underwriting actions in anticipation of a continued trend of elevated weather frequency and severity:

- **the Company's share of property catastrophe losses relative to total property catastrophe losses for the domestic property casualty industry has declined significantly compared to the prior five years; and**

- **the Company's property catastrophe losses have been meaningfully lower than the Company's corresponding market share.**

In light of the Company's existing extensive disclosure and comprehensive and effective approach to identifying and mitigating climate-related risks in its business and advancing climate-related opportunities, preparing a report on "methane in the energy sector" would amount to an unjustified significant use of the Company's time and resources.

Summary

The Board believes that the proposal's request would not be in the best interest of shareholders. Specifically, the Board believes that the proposal's request would require an **inadvisable use of significant management time and corporate resources** because:

- writing a report on the consideration of one relatively minor risk among many underwriting risks the Company considers would **not be meaningful to investors**;

- to the extent the proposal contemplates that the Company integrate methane emissions into its underwriting decisions where the Company believes such emissions are **not** relevant to the evaluation of its underwriting risk, the proposal represents a **prescriptive and inappropriate encroachment on the Company's underwriting judgment, which would have significant negative consequences**;

- the energy sector constitutes a **very small percentage** of the Company's underwriting portfolio, and most of the Company's energy sector clients have an attenuated connection to methane emissions; and

- the Company already provides extensive disclosures and has a **comprehensive and effective approach to identifying and mitigating climate-related risks** to its business and advancing climate-related opportunities.

For the above reasons, your Board recommends you vote AGAINST this proposal.

| ITEM 5 | **Shareholder Proposal Relating to GHG Emissions** |  Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to GHG Emissions |

As You Sow, located at 2020 Milvia St., Suite 500, Berkeley, CA 94704, has advised us that it plans to introduce the following resolution on behalf of Minnesota Valley National Wildlife Refuge Trust and a co-filers. Minnesota Valley National Wildlife Refuge Trust represents that it is the beneficial holder of more than $2,000 of the Company's common stock.

WHEREAS: The Intergovernmental Panel on Climate Change reports that immediate and significant emissions reductions are required of all market sectors to stave off the worst consequences of climate change.[1] Achieving global 1.5°C climate goals "will only be possible if we replace, at scale, the global economy's productive asset base with non-emissive technologies."[2]

The insurance industry is suffering from climate impacts. As global temperatures increase, annual insured losses from natural catastrophes routinely approach $100 billion in the U.S., compared to $4.6 billion in 2000.[3] The Travelers Companies is not exempt, it experienced an increase in pre-tax catastrophe losses over recent years, from $886 million in 2019[4] to $1.88 billion in 2022.[5] Travelers acknowledges that high catastrophe losses "could materially and adversely affect… our financial position…."[6]

While Travelers has developed coal and tar sands policies limiting underwriting and investing in those segments,[7] it has not made a similar commitment in other climate-critical business segments such as oil and gas. The International Energy Agency's Net Zero by 2050 Roadmap notes that fossil fuel use must fall drastically to meet a Net-Zero Emissions Scenario, and that no new oil and natural gas fields are required beyond those already approved for development.[8] Insurance companies can thus align with the global Net Zero goal by insuring only existing oil and gas fields, a limitation similar to Travelers' coal power plant policy,[9] and by reducing investments in high carbon companies, particularly oil and gas companies investing in finding and developing new fields.

Rather than align its insuring, underwriting, and investing activities with the global Paris goal, however, Travelers amplifies its greenhouse emissions by continuing to invest in and insure high carbon activities. Of the 16 largest U.S. property and casualty insurers, Travelers is the fourth largest investor in fossil fuel-related assets, with $4.7 billion invested as of 2019.[10] In a survey of 30 global insurers' climate actions, including oil and gas-related activities, Travelers ranks in the lowest scoring category.[11]

Travelers is falling behind peers in addressing climate change, and the first step in reducing greenhouse gas emissions is measuring them. AIG[12] and The Hartford[13] have set net zero goals for their insured and financed emissions, as have several European re-insurers including Swiss Re.[14] Swiss Re currently discloses its insurance-associated emissions.[15] Aviva this year plans to disclose and set 2030 targets for its insured emissions.[16]

RESOLVED: Shareholders request that Travelers measure and disclose the greenhouse gas emissions associated with its underwriting and insuring activities in high-carbon sectors, including oil and gas.

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[1] https://www.ipcc.ch/report/ar6/syr/downloads/report/IPCC_AR6_SYR_FullVolume.pdf p.20

[2] https://www.mckinsey.com/capabilities/risk-and-resilience/our-insights/aligning-portfolios-with-climate-goals-a-new-approach-for-financial-institutions

[3] https://www.iii.org/table-archive/20922

[4] https://sustainability.travelers.com/iw-documents/sustainability/Travelers_TCFDReport2021.pdf p.28

[5] https://s26.q4cdn.com/410417801/files/doc_financials/2022/ar/Travelers-2022-Annual-Report.pdf p.59

[6] https://s26.q4cdn.com/410417801/files/doc_financials/2022/ar/Travelers-2022-Annual-Report.pdf p.43

[7] https://sustainability.travelers.com/iw-documents/sustainability/coal-tar-sands-policy.pdf

[8] https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf p.99

[9] https://sustainability.travelers.com/iw-documents/sustainability/coal-tar-sands-policy.pdf

[10] https://www.ceres.org/sites/default/files/reports/2023-08/Changing Climate for the Insurance Sector_ Research and Insights.pdf p.21

[11] https://global.insure-our-future.com/wp-content/uploads/sites/2/2023/11/IOF-2023-Scorecard.pdf p.17

[12] https://www.aig.com/content/dam/aig/america-canada/us/documents/about-us/report/aig-esg-report_2021.pdf.coredownload.pdf p.38

[13] https://s0.hfdstatic.com/sites/the_hartford/files/sustainability-highlight-report.pdf p.14

[14] https://www.swissre.com/dam/jcr:5863fbc4-b708-4e61-acc7-6ef685461abb/esg-risk-framework.pdf p.13

[15] https://www.swissre.com/sustainability/approach/metrics-targets/climate-metrics-insurance.html

[16] https://www.aviva.com/sustainability/reporting/climate-related-financial-disclosure/ p.45

 

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

As a property casualty insurance company, the Company recognizes that changing climate conditions affect its business, and accordingly, the Company considers climate risk as part of its underwriting, pricing, reinsurance and investment decisions. The Company is intently focused on the impacts of changing climate conditions on its business and is taking robust measures to appropriately manage both climate-related risks and opportunities. Further, the Company has been transparent on these issues through its prominent public disclosures.

After thoughtfully considering the proposal, the Board believes that the proposal's request is not in the best interest of shareholders because it is **not currently possible for the Company to reliably calculate the GHG emissions associated with its "underwriting and insuring activities in high-carbon sectors."** In addition, even if it were possible, the Board believes that the proposal's request would amount to an **inadvisable use of significant management time and corporate resources** for the following reasons:

- GHG emissions are **almost never relevant to the Company's assessment of its underwriting risk**. By contemplating that the Company incorporate into its underwriting process a factor not predictive of underwriting risk, the proposal represents a **prescriptive and inappropriate encroachment on the Company's longstanding risk-based approach**

to underwriting, which would have significant negative consequences, including:

- causing the Company to **violate state law** in certain states;
- subjecting the Company to **contract debarment** in certain states;
- **undermining the ability of the Company to compete effectively in the market;**
- **damaging customer relationships** by introducing unnecessary friction into the insurance sales process; and
- **negatively impacting customers, communities and the effective operation of insurance markets.**

- "Carbon-intensive sectors" represent a **relatively small and decreasing percentage** of the Company's premiums, and the significant majority of the Company's oil and gas-related customers are entities that engage in "support activities" – primarily small and mid-sized contractors that do not seem to be the focus of the proposal.

- The Company already provides extensive disclosures and has a **comprehensive and effective approach to identifying and mitigating climate-related risks** in its business and advancing climate-related opportunities.

It Is Not Currently Possible for the Company to Reliably Calculate the GHG Emissions Associated with Its "Underwriting and Insuring Activities in High-Carbon Sectors."

As explained in the Company's most recent Task Force on Climate-related Financial Disclosures Report ("TCFD Report"), the GHG emissions data for the vast majority of the Company's underwriting portfolio (e.g., personal automobile, homeowners, small and mid-sized businesses) is not readily available and, where it is available, the data quality remains uneven. In fact, as disclosed in the Company's TCFD Report, as of December 31, 2022, companies that have self-reported their GHG emissions or with respect to which Bloomberg estimated GHG emissions represent, in the aggregate, $316 million in annual domestic premium, or **1% of the Company's direct written premiums**.

Travelers notes that the proposal does not define "high-carbon sectors" other than to include within that category "oil and gas." Accordingly, for purposes of this proposal, the Company reviewed its customer base in the sectors identified by Standard & Poor's ("S&P") in its 2023 Global Insurer Survey as the most carbon intensive – Coal, Utilities, Oil & Gas and Transportation – which, combined,

represented only 5.1% of the Company's total premiums in 2023. GHG emissions data is available for only 1.3% of the Company's 2023 direct written premiums; this includes any GHG emissions data with respect to "high-carbon sectors" in the Company's underwriting portfolio. The fact that GHG emissions data is not available with respect to the vast majority of the Company's customer base in these sectors is likely due, at least in part, to the fact that, as discussed in the Company's TCFD Report, the largest segment of the Company's oil and gas-related direct written premiums relates to "support activities." This customer segment is primarily composed of small and mid-sized contractors, such as plumbers, pipefitters, electricians and welders, with average annual revenues of less than $10 million and fewer than 25 employees. Unlike some large-scale extraction and exploration enterprises, these customers generally do not report their GHG emissions, and Bloomberg generally does not estimate GHG emissions for such companies.

This data shortcoming is exacerbated by significant challenges in determining how to allocate companies' GHG emissions among the many lines of insurance coverage a company may purchase, or the many carriers that participate in an individual line of coverage provided. Any methodology for allocating GHG emissions that purports to be based on insurance premiums is inapposite, as insurance premiums are risk-based and bear no relationship to GHG emissions; some of the highest premiums could be associated with the least carbon intense operations and vice versa. For example, offshore wind turbine construction or maintenance work includes high-risk or high-hazard operations, which generate a significant workers compensation premium rate.

Furthermore, the GHG Protocol emphasizes the importance of management judgment in prioritizing Scope 3 emissions reporting based on factors such as the availability of data and relevance to the company's business goals and risks. The proposal would usurp such judgment and would mandate the dedication of significant resources to reporting emissions of limited relevance and calculability.

In light of the significant data and methodology challenges discussed above, it is not currently possible for the Company to reliably calculate the GHG emissions associated with its "underwriting and insuring activities in high-carbon sectors."

The Proposal's Request Is Inadvisable Because It Would Require Significant Management Time and Corporate Resources for the Measurement of Data Almost Never Relevant to the Company's Assessment of its Underwriting Risk.

Under longstanding law and insurance industry practice, Travelers identifies risk factors and establishes rates based on sound actuarial principles based on expected risk of future loss. To estimate the risk of future loss, actuaries apply mathematics, statistics and economic methods to estimate the probability and financial impact of various risk factors. In other words, insurance actuaries and underwriters seek (and are required by law) to determine risk factors that correlate with losses. Ultimately, this risk-based approach is fundamental to any insurance system.

The proposal requests the measurement and disclosure of GHG emissions, which are almost never actuarially predictive of underwriting risk – i.e., they almost never correlate with expected risk of future loss. Accordingly, even assuming the GHG emissions data of its insureds could reliably be calculated, the measurement of such emissions would amount to a significant use of management time and corporate resources for little to no value to the Company.

The supporting statement of the proposal makes clear that its underlying purpose is for Travelers to alter its underwriting approach to account for the GHG emissions of its insureds – and, in any event, there does not seem to be any other rationale for requesting that the Company measure and disclose these emissions. By contemplating that the Company incorporate into its underwriting process an environmental factor – however important – that is not predictive of underwriting risk, the proposal represents a **prescriptive and inappropriate encroachment on the Company's underwriting judgment, which would have significant negative consequences:**

- **The proposal would cause the Company to violate state law in certain states.** Some states in which the Company conducts business have enacted legislation that prohibits insurers from refusing to insure, charging a different rate and/or offering different terms and conditions based on environmental or social criteria, unless such act is the result of the application of sound underwriting and actuarial principles related to actual or reasonable anticipated loss experience. These state statutes preclude Travelers from incorporating GHG emissions as a factor in its underwriting process to the extent not predictive of risk – in other words, to the extent the Company does not already do so pursuant to its risk-based approach to underwriting.

- **By causing the Company to penalize companies in the oil and gas sector, the proposal would subject the Company to contract debarment in certain states.** To the extent the proposal would result in the Company terminating business with, or otherwise penalizing, companies involved in the oil and gas industry without an ordinary business purpose, the Company could be deemed to be "boycotting energy companies" and thus be subject to contract debarment in those states. By potentially limiting the Company's ability to contract with existing and/or potential customers in certain states, the proposal inappropriately interferes with the Company's business decisions regarding whether and how to best compete in those markets.

- **The proposal would undermine the ability of the Company to compete effectively in the market.** To the extent the proposal's request is intended to compel the Company to consider GHG emissions in its underwriting, regardless of whether predictive of risk, the proposal inappropriately seeks to replace the Company's time-tested underwriting strategy and attempts to prescribe the Company's business decisions. In so doing, the proposal inappropriately interferes with decisions that are at the heart of an insurer's business model and would undermine the ability of the Company to function in the manner that has allowed it to meet its obligations to its customers and other stakeholders, as well as to deliver industry-leading returns to its shareholders over time.

• **The proposal would introduce unnecessary friction into the insurance sales process, which would damage customer relationships and put the Company at a competitive disadvantage.** Producing accurate and reliable GHG emissions data with respect to the vast majority of the Company's insureds would likely involve requesting this data from such insureds. Any request of additional information unrelated to actuarial risk, however, would be burdensome for customers and provide no value to the underwriting process, thereby introducing significant unnecessary friction into customers' insurance buying experience. This would:

  • directly conflict with one of the Company's three innovation priorities – to provide great experiences for Travelers customers, agents and brokers;

  • negatively impact existing customer relationships; and

• jeopardize the Company's ability to compete for new customers.

• **By using insurance as a tool to achieve public policy goals, the proposal would negatively impact customers, communities and the effective operation of insurance markets.** Risk-based underwriting and pricing is the bedrock principle of the insurance industry. It benefits consumers by increasing the availability of insurance at fair prices that appropriately reflect the related risks and ensures the financial solvency of insurers to pay covered claims decades into the future. Likewise, this approach benefits communities by ensuring that businesses can access traditional forms of risk transfer. Incorporating into insurance underwriting decisions factors that are not predictive of risk, such as GHG emissions, for the purpose of achieving public policy goals – however admirable those goals may be – is likely to have long-term and unintended negative consequences on the Company, its customers, its communities and the effective operation of insurance markets.

The Proposal's Request Is Inappropriate Given the Composition of the Company's Underwriting Portfolio.

The administrative and financial burdens that would be imposed on the Company by the proposal's request are blatantly out of proportion to the percentage of the Company's underwriting portfolio represented by clients in "high-carbon sectors, including oil and gas," particularly given the composition of the Company's energy sector customer base. As disclosed in the Company's most recent TCFD Report, as of December 31, 2022, the Company's oil and gas industry-related business represented **only 1.3%** of Travelers domestic direct written premium and has meaningfully declined over time.

As stated in the Company's TCFD Report and as discussed above, the Company's oil and gas sector customers are primarily entities engaged in "support activities," with such customers representing a majority of the Company's oil and gas industry premiums. As opposed to companies directly engaged in extraction, distribution or refinement activities, this customer segment is primarily composed of **small and mid-sized contractors**, such as plumbers, pipefitters, electricians and welders, as discussed above. **The proposal does not seem to be aimed at these types of businesses and appears not to contemplate the Company's**

business mix or its customer base in the oil and gas industry.

While the proposal does not define "high-carbon sectors" other than to include within it "oil and gas," the Company has publicly disclosed in its TCFD Report the percentage of the Company's premiums associated with each of the four sectors identified by S&P in its 2022 Global Insurer Survey as the most carbon intensive (Coal, Utilities, Oil & Gas and Transportation), as well as the breakdown of this premium by insurance line. As of December 31, 2022, the total combined premium from these industries comprised only 5.4% of the Company's total premiums – representing a 21% reduction years from 2017 to 2022.

Given the relatively small and decreasing amount of the Company's premiums attributable to carbon intensive sectors, the fact that "support activities" account for a majority of the Company's oil and gas business, and the Company's extensive reporting with respect to the composition of its underwriting portfolio, the proposal's request would amount to an unjustified use of significant management time and corporate resources.

The Proposal's Request Is Inadvisable in Light of the Company's Extensive Disclosures and Comprehensive and Effective Approach to Identifying and Mitigating Climate-Related Risks in Its Business and Advancing Climate-Related Opportunities.

The Company takes comprehensive measures to identify and mitigate climate-related risks in its business and to avail itself of climate-related opportunities in the market. As described in detail in the Company's TCFD Report, the Board and its Risk Committee consider responding to changing climate conditions as part of, and integral to, overseeing the Company's business and operations. The Company also provides robust disclosures with respect to its management of climate risks and opportunities in its annual sustainability reporting, including in its TCFD Report.

The Company has enhanced its already comprehensive climate-related disclosures in recent years to include, among other things:

• additional detail with respect to the composition of the Company's business mix, particularly as it relates to the energy industry;

• an alternative view to understanding GHG emissions related to the Company's underwriting portfolio, by disclosing the Company's premiums over time with respect to the four most carbon-intensive sectors as classified by S&P, which have consistently represented a very low percentage of the Company's underwriting portfolio and have meaningfully declined over time;

• additional detail with respect to the composition of the Company's investment portfolio, a quantification of the GHG emissions for the portion of the Company's portfolio where some data is available and a discussion of the Company's multi-pronged approach to addressing the financial risks posed by GHG emissions on its investment portfolio; and

• a discussion of the results of its industry-leading climate scenario analyses, conducted by independent third parties, relating to both the Company's investment portfolio and aspects of its underwriting portfolio.

Shareholders are encouraged to review the Company's comprehensive disclosures regarding its robust climate-related strategy in greater detail in the Company's annual sustainability reporting, including in its TCFD Report, available at *https://sustainability.travelers.com*.

The Company's approach to managing changing climate conditions has proven effective; since 2016 – the year Travelers began to take precise peril-based underwriting actions in anticipation of a continued trend of elevated weather frequency and severity:

• **the Company's share of property catastrophe losses relative to total property catastrophe losses for the domestic property casualty industry has declined significantly compared to the prior five years; and**

• **the Company's property catastrophe losses have been meaningfully lower than the Company's corresponding market share.**

In light of the Company's existing extensive disclosures and comprehensive and effective approach to identifying and mitigating climate-related risks in its business and advancing climate-related opportunities, efforts to attempt to measure the emissions associated with the Company's "underwriting and insuring activities in high-carbon sectors" – even if possible – would amount to an unjustified significant use of the Company's time and resources.

Summary

The Board believes that the proposal's request would not be in the best interest of shareholders. Specifically, in addition to the fact that GHG emissions data is not available with respect to the vast majority of the Company's customer base in "high-carbon sectors," the Board believes that the proposal's request would require an **inadvisable use of significant management time and corporate resources** because:

• GHG emissions are **almost never relevant to the Company's assessment of its underwriting risk**; by contemplating that the Company incorporate into its underwriting process a factor not predictive of underwriting risk, the proposal represents a **prescriptive and inappropriate encroachment on the Company's longstanding risk-based approach to underwriting, which would have significant negative consequences**;

• "carbon-intensive sectors" represent a **relatively small and decreasing percentage** of the Company's premiums, and the significant majority of the Company's oil and gas-related customers are entities that engage in "support activities" – entities that do not seem to be the focus of the proposal; and

• the Company already provides extensive disclosures and has a **comprehensive and effective approach to identifying and mitigating climate-related risks** in its business and advancing climate-related opportunities.

For the above reasons, your Board recommends you vote AGAINST this proposal.

| ITEM 6 | Shareholder Proposal Relating to Human Rights Risks in Underwriting |  Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to Human Rights Risks in Underwriting |

Trillium ESG Global Equity Fund ("Trillium"), located at Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111, has advised us that it plans to introduce the following resolution on behalf of itself. Trillium is the beneficial holder of more than $2,000 of the Company's common stock.

Human Rights Risk Report

Resolved: Shareholders request that The Travelers Companies ("Travelers") Board of Directors publish a report, describing how human rights risks and impacts are evaluated and incorporated in the underwriting process. The report should be prepared at reasonable cost and omit proprietary information.

Supporting Statement: The proponents recommend the report include

- The extent to which Free, Prior and Informed Consent (FPIC), as articulated in the United Nations Declaration on the Rights of Indigenous Peoples, is considered or evaluated in the underwriting process; and

- Travelers' stakeholder engagement process, such as participating stakeholders, key recommendations made, and actions taken to address such recommendations.

Under the UN Guiding Principles on Business and Human Rights, companies are expected to conduct human rights due diligence to meet the corporate responsibility to respect human rights. The UN Declaration on the Rights of Indigenous Peoples recognizes the rights of Indigenous Peoples to self-determination, territories, and cultural practices, and establishes that entities must seek FPIC of Indigenous Peoples related to projects that may impact their rights.

Projects that may negatively impact Indigenous Peoples may face public opposition and increase reputational risk. There are at least two areas where Travelers may be exposed to environmental and social risk:

- Arctic National Wildlife Refuge ("ANWR"): Travelers faces public scrutiny over the potential risk associated with the ANWR. The Gwich'in Steering Committee has written to Travelers asking for a commitment to not to insure projects in the ANWR, to protect its communities, culture, and way of life.[1] Seventeen insurers have committed not to insure oil and gas projects in the ANWR, noting potential negative impacts on Indigenous Peoples and biodiversity.[2]

- Democratic Republic of Congo (DRC): Travelers has also been asked to make a public commitment to not provide any underwriting or reinsurance for oil exploration and extraction in the Democratic Republic of Congo (DRC). A DRC oil block auction lacks the FPIC of Congolese Indigenous peoples.[3]

The Principles for Sustainable Insurance, signed by 135 insurers representing $15 trillion in assets, serves as a framework to address environmental, social and governance (ESG) risks and opportunities.[4] Travelers is not a signatory. Several companies incorporate ESG in their underwriting practice, including AIG, Munich Re, and Zurich. Allianz, AXIS Capital, and Swiss Re assess FPIC.

Identification and evaluation of all relevant data or risk factors, including exposure to potential human rights or biodiversity impacts or losses that are relevant in the context of an activity, are necessary to accurately assess the risk exposure and appropriately set pricing, coverage, and exclusions. While Travelers provides some information on its evaluation of general risks in underwriting, it lacks disclosure on how it evaluates human rights risks, in particular the rights of Indigenous Peoples. This may expose the company to mispricing of risk or failing to identify potential social and human rights risks associated with its business activities, which may lead to increased costs, project cancelations, or negative human rights outcomes.

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[1] https://ourarcticrefuge.org/gsc-and-240-allied-organizations-urge-u-s-insurance-companies-to-meet-the-moment-with-policy-to-protect-the-arctic-refuge/

[2] https://ourarcticrefuge.org/corporate-commitment-to-protect-the-arctic-refuge/

[3] https://www.greenpeace.org/static/planet4-africa-stateless/2023/09/c9d5ab91-blood-oil-gpa-report-aug-2023-v5.pdf

[4] https://www.unepfi.org/insurance/insurance/signatory-companies/

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

Travelers is committed to protecting and preserving human rights, as reflected in many of the Company's policies and disclosures. The Board believes, however, that the proposal's request to prepare a report "describing how human rights risks and impacts are evaluated and incorporated in the underwriting process" would amount to a **wasteful use of significant management time and corporate resources** for the following reasons:

- The Company has **de minimis, if any, exposure to human rights risk.**
- Given the Company's geographies, products and customers, human rights risks and impacts are **almost never relevant to the Company's assessment of its underwriting risk**. By contemplating that the Company incorporate into its underwriting process a factor not predictive of underwriting risk, the proposal

represents a **prescriptive and inappropriate encroachment on the Company's longstanding risk-based approach to underwriting**, which would have significant negative consequences, including:

- causing the Company to **violate state law** in certain states;
- **undermining the ability of the Company to compete effectively in the market**; and
- **negatively impacting customers, communities and the effective operation of insurance markets**.
- The Company already provides **extensive disclosures regarding its commitment to human rights** and its approach to sustainability more broadly.

The Proposal's Request Would Require a Wasteful Use of Significant Management Time and Corporate Resources in Light of the Company's *De Minimis*, If Any, Exposure to Human Rights Risk.

The proposal fundamentally fails to appreciate the Company's specific geographies, business mix and customer base. The Company operates primarily in the United States; in 2023, 94.7% of its direct written premiums were from the United States, 3.0% were from Canada, and the vast majority of the remaining 2.3% were from the United Kingdom and the European Union. In turn, the proposal highlights the Arctic National Wildlife Refuge and the Democratic Republic of Congo as specific areas "where Travelers may be exposed to environmental and social risk," but, as the Company has previously shared with the proponent, the Company does not underwrite any policies in these areas. In light of the geographies in which the Company actually operates, as well as its book of business, the Company has *de minimis*, if any, exposure to "human rights risk," rendering the administrative and financial burdens that the proposal's request would impose on the Company wasteful and detrimental to shareholder value.

Travelers engages in a comprehensive process to identify and evaluate meaningful risks to which the Company is exposed, including in connection with the preparation of each of the following:

- the Company's Annual Report on Form 10-K, including its Risk Factors section, in which the Company is required to discuss the material factors that make an investment in the Company speculative or risky;
- the Company's "Management's Identification of Significant Risks" (MISR), a governance process through which senior risk and business leaders of the

Company and various committees collaborate to identify the significant risks faced by the Company; and
- the Company's "Own Risk and Solvency Assessment" (ORSA), an annual self-assessment that insurers are required to conduct with respect to their current and future risks.

These processes involve disciplines and senior executives from across the Company, including the Chief Underwriting Officer, Chief Risk Officer, Chief Financial Officer, Chief Legal Officer and the presidents of each of the Company's business segments, among others. **As part of these processes, the Company has not identified human rights risks and/or impacts as a meaningful risk to the Company.** In addition, when the Company conducted a formal prioritization exercise to identify the sustainability topics most relevant to the Company's industry, business and stakeholders – a process that included engaging with institutional investors representing approximately 50% of the Company's outstanding shares at the time – human rights was not raised as a topic relevant to Travelers.

Because the Company has *de minimis*, if any, exposure to human rights risk, the preparation of a report regarding "how human rights risks and impacts are evaluated and incorporated in the underwriting process" would be a wasteful use of significant management time and corporate resources.

The Proposal's Request Is Inadvisable Because It Would Require Significant Management Time and Corporate Resources for the Preparation and Publication of a Report on an Issue Almost Never Relevant to the Company's Assessment of its Underwriting Risk.

Under longstanding law and insurance industry practice, Travelers identifies risk factors and establishes rates based on sound actuarial principles based on expected risk of future loss. To estimate the risk of future loss, actuaries apply mathematics, statistics and economic methods to estimate the probability and financial impact of various risk factors. In other words, insurance actuaries and underwriters seek (and are required by law) to determine risk factors that correlate with losses. Ultimately, this risk-based approach is fundamental to any insurance system.

The proposal requests the preparation and publication of a report "describing how human rights risks and impacts are evaluated and incorporated in the underwriting process." Given the profile of the Company's geographies, customer base and product suite, human rights are almost never relevant to the Company's evaluation of its underwriting risk – i.e., they almost never correlate with expected risk of future loss. In the very rare circumstances in which they might have relevance to an underwriting risk the Company is assessing, the Company already incorporates such risks in the underwriting process. Accordingly, the Company believes that it would be a wasteful use of management time and corporate resources – and not meaningful to investors – to write a report describing how the Company incorporates into its underwriting process one specific and minor risk out of a plethora of underwriting risks that may be relevant with respect to a particular entity or line of business it underwrites.

The supporting statement of the proposal makes clear that its underlying purpose is for Travelers to identify and evaluate "exposure to potential human rights or biodiversity impacts or losses that are relevant in the context of an activity" in order to "accurately assess the risk exposure and appropriately set pricing, coverage, and exclusions." In other words, the proposal suggests that the Company should alter its underwriting process to account for "human rights risks and impacts." By contemplating that the Company incorporate into its underwriting process a social factor – however important – that is not predictive of underwriting risk, the proposal represents a **prescriptive and inappropriate encroachment on the Company's underwriting judgment, which would have significant negative consequences**:

- **The proposal would cause the Company to violate state law in certain states**. Some states in which the Company conducts business have enacted legislation that prohibits insurers from refusing to insure, charging a different rate and/or offering different terms and conditions based on environmental or social criteria, unless such act is the result of the application of sound underwriting and actuarial principles related to actual or reasonable anticipated loss experience. These state statutes preclude Travelers from incorporating human rights issues as a factor in its underwriting process to the extent not predictive of risk – in other words, to the extent the Company does not already do so pursuant to its risk-based approach to underwriting.

- **The proposal would undermine the ability of the Company to compete effectively in the market**. To the extent the proposal's request is intended to compel the Company to consider in its underwriting human rights issues, regardless of whether predictive of risk, the proposal inappropriately seeks to replace the Company's time-tested underwriting strategy and attempts to prescribe the Company's business decisions. In so doing, the proposal inappropriately interferes with decisions that are at the heart of an insurer's business model and would undermine the ability of the Company to function in the manner that has allowed it to meet its obligations to its customers and other stakeholders, as well as to deliver industry-leading returns to its shareholders over time.

- **By using insurance as a tool to achieve public policy goals, the proposal would negatively impact customers, communities and the effective operation of insurance markets**. Risk-based underwriting and pricing is the bedrock principle of the insurance industry. It benefits consumers by increasing the availability of insurance at fair prices that appropriately reflect the related risks and ensures the financial solvency of insurers to pay covered claims decades into the future. Likewise, this approach benefits communities by ensuring that businesses can access traditional forms of risk transfer. Incorporating into insurance underwriting decisions factors that are not predictive of risk, such as human rights issues, for the purpose of achieving public policy goals – however admirable those goals may be – is likely to have long-term and unintended negative consequences on the Company, its customers, its communities and the effective operation of insurance markets.

The Proposal's Request Is Inadvisable in Light of the Company's Extensive Disclosures Regarding its Commitment to Human Rights and Its Approach to Sustainability More Broadly.

Human rights is a very important company value at Travelers. Accordingly, the Company addresses human rights in a number of corporate policies and provides extensive disclosures regarding its commitment and practices relating to human rights, as well as its approach to sustainability more broadly. For example:

- The Company's Code of Business Conduct and Ethics (available on the Company's sustainability website, *https://sustainability.travelers.com*, under "Ethics & Responsible Business Practices") details the Company's policy to comply with all applicable laws, rules and regulations, which include those relating to human rights. Further, the Company's commitment to human rights is embodied in its core values of honesty, integrity and accountability, which form the basis of the Code of Business Conduct and Ethics.

- The Company's Human Rights Statement (available on the Company's sustainability website, *https://sustainability.travelers.com*, under "Ethics & Responsible Business Practices") sets forth the Company's commitment to human rights, as they are defined in the United Nations Universal Declaration of Human Rights, and outlines the actions Travelers takes to ensure it is honoring its commitment to human rights. These actions include:

  - requiring all employees to read and affirm upon hire, and annually thereafter, the Company's Code of Business Conduct and Ethics;

  - requiring all employees to annually participate in Code of Business Conduct and Ethics training;

  - expecting that all its employees, agents, customers and business partners reject slavery, human trafficking, and forced and child labor;

  - providing multiple avenues (including anonymous ones) by which employees, customers or business partners can raise issues of concern or report potential violations of the Code of Business Conduct and Ethics or other Company policies without fear of retaliation;

  - ensuring that Company employees across the globe work in safe environments and have safe working conditions and expecting suppliers to ensure the same for their employees; and

  - ensuring that the Company's business and operations fully comply with all applicable labor, safety, health, anti-discrimination and other workplace laws.

- The Company's Supplier Code of Conduct (available on the Company's sustainability website, *https://sustainability.travelers.com*, under "Ethics & Responsible Business Practices") sets forth the Company's expectation that its suppliers "demonstrate their commitment to ethical, humane, socially responsible and legally compliant business practices."

The Supplier Code of Conduct expresses the Company's commitment to working with suppliers "who share [its] fundamental values and demonstrate their own commitment to promoting individual human rights." It provides the Company's expectation that its suppliers "treat their employees, agents, customers and business partners with respect and dignity, free from abuse, harassment or discrimination based on any status, condition or category protected by law." The Supplier Code of Conduct further provides that Travelers expects its suppliers to "fully comply with all applicable labor, health and safety, anti-discrimination, anti-retaliation and other workplace laws, including those addressing equal pay, child labor, forced labor, slavery and human trafficking, and wage and hour laws."

- The Company's Modern Slavery Act Transparency Statement (available at *https://www.travelers.co.uk/modern-slavery-act*) discusses the steps that Travelers Europe is taking to ensure that slavery and human trafficking are not taking place in any part of its business or supply chains.

- The Company's robust sustainability reporting, including its annual Sustainability Report, Task Force on Climate-related Financial Disclosures Report ("TCFD Report") and Sustainability Accounting Standards Board Report ("SASB Report") (all of which are available at *https://sustainability.travelers.com*), provide detailed information regarding the Company's approach to sustainability, its consideration of a broad range of risks and opportunities (including environmental and social risks and opportunities) to its business and how it integrates its commitment to its customers, communities and employees into its strategy for creating long-term shareholder value. Among other things, the Sustainability Report:

  - includes an extensive and industry-leading discussion regarding the Company's robust governance and controls designed to ensure that its pricing is actuarially sound and that its underwriting and pricing policies comply with all applicable laws and do not consider race or other prohibited characteristics; and

  - discusses the Company's support for community-related "initiatives that combat inequity by creating pathways and enhancing opportunities for career readiness, access and success," such as the Company's signature career pipeline program, Travelers EDGE® (Empowering Dreams for Graduation and Employment), which provides a unique, holistic approach to education and career development for underserved students.

Shareholders are encouraged to review the disclosures referenced above, all of which are available at *https://sustainability.travelers.com*.

In light of the Company's extensive disclosures regarding its commitment and actions relating to human rights, its holistic approach to creating sustained shareholder value and its many sustainability-oriented initiatives, the Company believes that it would be an unjustified use of significant management time and corporate resources to produce an additional report regarding human rights.

Summary

While Travelers remains committed to protecting and preserving human rights, the Board believes that the proposal's request would not be in the best interest of shareholders. Specifically, the Board believes that the proposal's request would require a **wasteful use of significant management time and corporate resources** because:

- the Company has ***de minimis*, if any, exposure, to human rights risk**;

- given the geographies in which the Company operates, its customer base and its lines of business, human rights risks and impacts are **almost never relevant to the Company's assessment of its underwriting risk**; by contemplating that the Company incorporate into its underwriting process a factor not predictive of underwriting risk, the proposal represents a **prescriptive and inappropriate encroachment on the Company's underwriting judgment, which would have significant negative consequences**; and

- the Company already provides **extensive disclosures regarding its commitment to human rights** and its approach to sustainability more broadly.

For the above reasons, your Board recommends you vote AGAINST this proposal.

| ITEM 7 | Shareholder Proposal Relating to CEO Pay Ratio and Executive Compensation |  | Your Board recommends you vote **AGAINST** this Shareholder Proposal Relating to CEO Pay Ratio and Executive Compensation |

Jing Zhao has advised us that he plans to introduce the following resolution on behalf of himself. Mr. Zhao represents that he is the beneficial holder of 23 shares of the Company's common stock.

Resolved: shareholders recommend that The Travelers Companies, Inc. (our Company) improve the executive compensation program to include the CEO pay ratio factor.

Supporting Statement

Our Company's CEO pay ratio was 194:1 (or 181:1) for 2022 (2023 Proxy Statement p.114).

America's ballooning executive compensation is not sustainable for the economy, and there is no rational methodology or program to decide the executive compensation, particularly because there is no consideration of the CEO pay ratio factor. The sharp disparity of income has a direct negative impact on America's social instability. For example, an article from Politico.com 09/16/2023 "'No defensible argument': Anger boils over at CEO pay" stated: "The historic UAW strike puts an exclamation point on more than a decade of efforts… to narrow the pay gap between top executives and workers. GM CEO Mary Barra's $29 million pay package is 362 times what her company's median employee makes. For Ford CEO Jim Farley, the ratio is 281 times. It's 365:1 for Stellantis CEO Carlos Tavares and his average employee. Median CEO pay at the largest U.S. public companies hit $22.3 million last year, ... And between 1978 and 2021, executive compensation at large American companies increased by more than 1,400 percent."

Shareholders in JPMorgan Chase & Co., Intel, Netflix and other big companies rejected sky-high executive pay packages in 2022 and 2023.

As a policy recommendation, our Company may refer to Aristotle's *Politiká/Politics,* in which he concluded that in a stable community (polis), the disparity of land ownership should not be more than 5 times. Human nature has not changed so dramatically. The CEO pay ratios of big Japanese and European companies are not so far away from Aristotle's recommendation.

 

Your Company's Response

The Board of Directors unanimously recommends that shareholders vote AGAINST this proposal for the following reasons.

Although SEC rules require disclosure of the ratio of the annual total compensation of the Company's CEO to the median of the annual total compensation of all employees of the Company other than the CEO (referred to as the "CEO pay ratio"), the Board does not believe that the CEO pay ratio should be included as a factor in the Company's compensation philosophy or objectives or guide its executive compensation decisions for the following reasons:

- Altering the Company's executive compensation program is **unwarranted**, because:

  - The Company's longstanding **executive compensation program is thoughtfully designed**, reinforces the Company's long-term perspective and is appropriately aligned with both Company and executive performance; and

  - As part of its longstanding and comprehensive shareholder engagement program, the Company **regularly obtains shareholder feedback** regarding executive compensation matters, incorporates such feedback into compensation-related decisions and, importantly, **has not received requests from shareholders to add pay ratio as a factor** in its executive compensation program.

- The CEO pay ratio is **not an appropriate measure to use in executive compensation decisions** because both of the underlying components comprising the CEO pay ratio – the compensation of the Company's CEO and the compensation of the Company's employees – are **competitive and based on the market**; in other words, the CEO pay ratio is simply the mathematical result of competitive and market-based decisions.

- Even assuming the CEO pay ratio were an appropriate factor to include in decisions related to executive compensation, the Company's CEO pay ratio is **in line with market practice**.

The Company's Longstanding Executive Compensation Program Is Thoughtfully Designed and Appropriately Aligned with Both the Financial Performance of the Company and the Individual Performance of the Company's Executives.

The Board's Compensation Committee has thoughtfully designed an executive compensation program – the objectives and structure of which have been stable over time – that is aligned with the Company's articulated financial strategy and is designed to reinforce a long-term perspective and align the interests of the Company's executives with those of its shareholders.

The "Compensation Discussion and Analysis" section of this Proxy Statement provides detailed information regarding the Company's executive compensation program, its objectives, factors considered by the Compensation Committee and the link between pay and performance. Our executive compensation program has long been guided by a pay-for-performance philosophy. For example, for the 2023 performance year, more than 93% of our CEO's compensation and approximately 87% of the compensation of our other named executive officers was performance-based.

When making compensation decisions, the Compensation Committee carefully considers the short- and long-term financial performance of the Company on both an absolute basis and relative to the Company's peers and evaluates other factors discussed under the "2023 Overview" in the "Compensation Discussion and Analysis" section of this Proxy Statement. The Committee also evaluates the contributions made by each of the Company's named executive officers in achieving the results.

The "Compensation Discussion and Analysis" section of this Proxy Statement details the strong financial results of the Company in 2023, built upon the Company's exceptional results for more than a decade, and demonstrates the correlation between executive compensation levels and the Company's financial performance. Notably, the chart on page 41 illustrates the directional relationship for the past ten performance years between the total direct compensation of our CEO and the Company's core return on equity.

The Board believes that the Compensation Committee is best positioned to evaluate and determine the design and effectiveness of the Company's executive compensation program based on factors relevant to the Company and its business. **Moreover, the proponent has not provided a single Company-specific rationale for modifying the Company's executive compensation program, nor has the proponent explained how the proposed change would enhance shareholder value**. Because the Compensation Committee has designed an effective compensation program that appropriately links pay to the Company's financial performance and individual performance and reinforces the Company's long-term focus, the Board believes that the proposal's request to alter the Company's executive compensation program is unwarranted.

The Company Regularly Obtains Feedback from Its Shareholders Regarding Executive Compensation, Which It Incorporates into Compensation-Related Decisions, and Has Not Received Shareholder Requests to Incorporate Pay Ratio as a Factor in its Executive Compensation Program.

The Company has a comprehensive and thoughtful shareholder outreach program; each year, the Company engages with its largest shareholders to discuss emerging trends and to obtain investor feedback, including with respect to the Company's compensation practices. For example, in 2023, the Company sought meetings with shareholders representing approximately 52% of its outstanding shares and engaged with shareholders representing more than 40% of its outstanding shares. The Company considers feedback obtained through its robust shareholder outreach program and, as discussed on page 5 of this Proxy Statement, has implemented changes to its executive compensation practices as a result of such feedback. Most recently, for example, based in part on investor input, the Company implemented a maximum cash bonus opportunity for its CEO and amended the Company's executive stock ownership policy.

In conversations with investors in recent years, in which shareholders were generally supportive of the Company's compensation program, the Company has not received any feedback regarding the incorporation of pay ratio as a factor in its executive compensation program.

Importantly, shareholders also have an annual opportunity to convey their views to the Company by casting an advisory vote to approve the compensation of the Company's named executive officers. A substantial majority of the Company's shareholders have supported the Company's executive compensation program in each of the past ten years.

The CEO Pay Ratio is Not an Appropriate Factor to Include in Executive Compensation Decisions.

While the Compensation Committee annually reviews the Company's CEO pay ratio and median employee compensation, it does not believe that the CEO pay ratio should factor into the Company's compensation philosophy or objectives or guide its executive compensation decisions.

The CEO pay ratio is simply a mathematical result derived from two components – the annual total compensation of the Company's CEO and the median of the annual total compensation of all employees of the Company other than the CEO. Both the compensation of the Company's CEO and the compensation of the Company's employees are the result of thoughtful decisions based on individual and Company performance as well as the market for talent. Because the two components of the CEO pay ratio are thoughtfully derived, competitive and based on the market, the CEO pay ratio itself is not a meaningful factor in setting executive compensation.

As discussed in further detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Compensation Committee considers relevant compensation information for the Company's Compensation Comparison Group as part of its comprehensive decision-making process. Each year, the Compensation Committee compares Travelers' executive compensation to that of the Compensation Comparison Group and the market more generally, and each year, it has determined that the Company's executive compensation is aligned with the market and is appropriately competitive.

Similarly, the Company takes a thoughtful approach to employee compensation and pays its employees equitably and competitively. The Company's compensation and benefits programs are designed to attract, motivate and retain high-performing employees; the Company's longstanding pay-for-performance philosophy differentiates awards based on individual and Company performance. Pursuant to its charter, the Compensation Committee, which is advised by an independent compensation consultant, oversees the Company's general compensation philosophy and objectives, as well as its compensation and benefit programs.

The Company regularly reviews several data points to monitor whether its talent management, retention and compensation strategies are working as intended. As of December 31, 2023, Travelers' average voluntary employee turnover rate for the past three years was approximately 10%, and the Company's 2023 turnover rate has returned to pre-pandemic levels. Additionally, the average employee tenure at Travelers is 12 years and more than 20 years for the Company's approximately 700 most senior leaders. The Company views its voluntary turnover rate and average employee tenure as important indicators that its talented employees remain engaged and fairly compensated.

In light of the fact that CEO and employee compensation at Travelers are thoughtful, competitive and market-based, and given the Compensation Committee's effective oversight of both the Company's executive and employee compensation programs, the Board believes that it would be misguided to incorporate the CEO pay ratio as a factor into the Company's executive compensation program.

Even Assuming that the CEO Pay Ratio Were Relevant to the Executive Compensation Decision-Making Process, the Company's CEO Pay Ratio Is in Line with Market Practice.

The Compensation Committee annually reviews the Company's CEO pay ratio and median employee compensation, as well as the reported ratios and median employee compensation of the Company's peers. The Company's CEO pay ratio and median employee compensation have historically compared favorably with those of its peers.

For instance, for 2023, the ratio of the annual total compensation of the Company's CEO to the median of the annual total compensation of all of the Company's other employees was 194:1. For 2022 – the most recent year for which market data is available – the Company's CEO pay ratio was also 194:1; this ratio was between the 25th percentile (of 159:1) and median (of 238:1) of ratios for the companies in the Company's Compensation Comparison Group, whose ratios ranged from a high of 972:1 to 112:1.

For 2022, the median of annual total compensation of all Travelers employees other than the CEO was $108,583 ($116,770 for full-time employees in the United States who worked for Travelers for the entire year), which was significantly higher than the median of reported median employee compensation of $75,400 for S&P 500 companies, $82,500 for S&P 500 companies in the financial industry and $71,000 for companies in the Company's Compensation Comparison Group and, based on U.S. Census Bureau data, the U.S. median household income of $74,580.

For all of these reasons, the Board believes that the proposal's request to alter the Company's executive compensation program is unwarranted.

Summary

The Board believes that the proposal's request is not in the best interest of shareholders because:

- the Company **regularly obtains shareholder feedback** regarding executive compensation matters, incorporates such feedback into compensation-related decisions and **has not received requests from shareholders to add pay ratio as a factor** in its executive compensation program;

- the CEO pay ratio is **not an appropriate measure to use in executive compensation decisions**, because the two components of the CEO pay ratio are the result of thoughtful decisions based on individual and Company performance as well as the market for talent; and

- the Company's CEO pay ratio is **in line with market practice**.

For the above reasons, your Board recommends you vote AGAINST this proposal.

Share Ownership Information

Directors and Executive Officers

The following table shows, as of March 18, 2024, the beneficial ownership of our common stock by each director and director nominee of the Company, each of the named executive officers, and all directors, director nominees and executive officers of the Company as a group.

	Number of Shares or Units Beneficially Owned as of March 18, 2024(1)			
Name of Beneficial Owner	Shares Owned Directly and Indirectly(2)	Stock Options Exercisable Within 60 Days of March 18, 2024(3)	Stock Equivalent Units(4)	Total Stock-Based Ownership(5)
Alan D. Schnitzer	281,061	874,884	—	1,155,945
Daniel S. Frey	23,514	56,323	—	79,837
Gregory C. Toczydlowski	28,064	168,165	—	196,229
Avrohom J. Kess	39,844	323,741	—	363,585
Michael F. Klein	24,617	123,653	—	148,270
Alan L. Beller	—	—	—	—
Janet M. Dolan	—	—	309	309
Russell G. Golden	—	—	—	—
Patricia L. Higgins	122	—	—	122
William J. Kane	877	—	—	877
Thomas B. Leonardi	—	—	—	—
Clarence Otis Jr.	—	—	—	—
Elizabeth E. Robinson	—	—	—	—
Philip T. Ruegger III	23,359	—	—	23,359
Rafael Santana	—	—	—	—
Todd C. Schermerhorn	—	—	—	—
Laurie J. Thomsen	1,925	—	1,338	3,263
Bridget van Kralingen	—	—	—	—
David S. Williams	—	—	—	—
All Directors and Executive Officers as a Group (26 persons)(6)	906,806	2,166,813	1,647	3,075,266

(1) Unless otherwise indicated, each individual and member of the group has sole voting power and sole investment power with respect to the shares owned. As of March 18, 2024, (A) no director or executive officer beneficially owned 1% or more of the outstanding common stock of the Company, and (B) the directors and executive officers of the Company as a group beneficially owned approximately 1.33% of the outstanding common stock of the Company (including common stock they can acquire within 60 days).

(2) Included are (A) common shares owned outright; (B) common shares held in our 401(k) Savings Plan; (C) shares held by family members of the following: Mr. Schnitzer— 18,521 shares held by his spouse and 93 shares held by Mr. Schnitzer as custodian for his children (Mr. Schnitzer disclaims beneficial ownership of these 93 shares); and Ms. Thomsen—200 shares held by her spouse; and (D) the following shares which are held in trust: Ms. Thomsen—125 shares held in trust for which Ms. Thomsen is a nominal trustee.

(3) The number of shares shown in this column are not currently outstanding but are deemed beneficially owned because of the right to acquire them pursuant to options exercisable within 60 days of March 18, 2024.

(4) All non-employee directors hold deferred stock units granted under the Amended and Restated 2004 Stock Incentive Plan, the 2014 Stock Incentive Plan, the 2023 Stock Incentive Plan, the Deferred Compensation Plan for Non-Employee Directors or the legacy deferred stock plan of either St. Paul or TPC. This column lists those deferred stock units that would be distributed to directors in the form of shares of common stock within 60 days if any of them were to have retired as a director on March 18, 2024. In addition, each director holds deferred stock units and common stock units which are not reflected in the table above because the units would not be distributed to directors in the form of common stock until at least six months following his or her retirement as a director. See footnote (2) to the "Non-Employee Director Compensation—Director Compensation for 2023" table for detail regarding each director's common stock units and deferred stock unit holdings as of December 31, 2023.

(5) These amounts are the sum of the number of shares shown in the prior columns. As of March 18, 2024, non-employee directors also hold deferred stock units and common stock units which are not reflected in the table above because the units will be distributed to directors in

the form of common stock more than 60 days following their retirement as a director. The table below reflects the directors' equity holdings in the Company, including these deferred and common stock units.

Name	Shares Owned Directly and Indirectly	Stock Equivalent Units		
		Vested	Unvested	Total
Beller	—	41,157	973	42,130
Dolan	—	55,278	973	56,251
Golden	—	467	1,955	2,422
Higgins	122	41,157	973	42,252
Kane	877	20,676	1,888	23,441
Leonardi	—	2,261	1,888	4,149
Otis	—	13,270	1,888	15,158
Robinson	—	7,103	1,888	8,991
Ruegger	23,359	14,919	973	39,251
Santana	—	1,089	1,888	2,977
Schermerhorn	—	10,409	1,888	12,297
Thomsen	1,925	56,482	1,888	60,295
van Kralingen	—	1,089	1,888	2,977

[6] Includes an aggregate of 17,233 shares of common stock beneficially owned by these individuals in trust and 21,320 shares of common stock held by family members. As a director nominee, Mr. Williams is not included in the aggregate amounts shown for All Directors and Executive Officers as a Group.

5% Owners

The following table provides information about shareholders known to us to beneficially own more than 5% of our outstanding common stock.

Beneficial Owner	Amount and Nature of Beneficial Ownership of Company Stock	Percent of Company Common Stock
The Vanguard Group 100 Vanguard Boulevard, Malvern, PA 19355	21,692,863 [1]	9.50% [1]
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	20,545,449 [2]	9.0% [2]
State Street Corporation State Street Financial Center 1 Congress Street, Suite 1, Boston, MA 02114	15,818,206 [3]	6.93% [3]
FMR LLC 245 Summer Street, Boston, MA 02210	12,896,368 [4]	5.646% [4]

[1] Based solely on a Schedule 13G filed by Vanguard with the SEC on February 13, 2024, as of December 31, 2023 Vanguard had (1) shared voting power with respect to 295,508 shares of common stock, (2) sole dispositive power with respect to 20,714,786 shares of common stock and (3) shared dispositive power with respect to 978,077 shares of common stock.

[2] Based solely on a Schedule 13G filed by BlackRock with the SEC on January 25, 2024, as of December 31, 2023 BlackRock, Inc. had (1) sole voting power with respect to 18,234,585 shares of common stock and (2) sole dispositive power with respect to 20,545,449 shares of common stock.

[3] Based solely on a Schedule 13G filed by State Street Corporation and State Street Global Advisors Trust Company with the SEC on January 30, 2024, as of December 31, 2023 State Street Corporation had (1) shared voting power with respect to 6,033,545 shares of common stock and (2) shared dispositive power with respect to 15,801,562 shares of common stock and State Street Global Advisors Trust Company had (1) shared voting power with respect to 2,438,334 shares of common stock and (2) shared dispositive power with respect to 11,643,434 shares of common stock.

[4] Based solely on a Schedule 13G filed by Fidelity with the SEC on February 9, 2024, as of December 31, 2023 Fidelity had (1) sole voting power with respect to 10,427,544 shares of common stock and (2) sole dispositive power with respect to 12,896,368 shares of common stock.

CEO Pay Ratio

As required by Section 953(B) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we provide the following information regarding the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Schnitzer, our Chief Executive Officer. For 2023, our last completed fiscal year:

- The median of the annual total compensation of all employees of our company (other than Mr. Schnitzer) was $117,491;

- The annual total compensation of Mr. Schnitzer was $22,743,897; and

- Based on the foregoing, the ratio of the annual total compensation of Mr. Schnitzer to the median of the annual total compensation of all employees was 194 to 1.

In addition to the required ratio, we also provide the following supplemental information regarding the relationship of the annual total compensation of our full-time U.S. employees who worked for us for the entire year and the annual total compensation of Mr. Schnitzer.

For 2023:

- The median of the annual total compensation of full-time employees of our company (other than Mr. Schnitzer) in the United States who worked for us for the entire year was $128,016; and

- Based on the foregoing and the above annual total compensation of Mr. Schnitzer, the ratio of the annual total compensation of Mr. Schnitzer to the median of the annual total compensation of our full-time employees in the U.S. who worked for us for the entire year was 178 to 1.

As discussed below, these calculations include Company-paid benefits. We subsidize health benefits more heavily for lower paid employees as compared to higher paid employees and also offer 401(k) Savings Plan matching contributions and pension benefits. In addition, because we provide pension benefits to our U.S. employees, these calculations also include year-over-year change in pension value, calculated in accordance with SEC disclosure rules.

Identifying the Median Employee for Purposes of the Required Ratio

We are required under SEC rules to identify a new "median employee" from the employee that we used for 2020, 2021 and 2022. For purposes of our 2023 pay ratio disclosure, we selected December 31, 2023, which is the last day of our fiscal year, as the date upon which we identified such employee.

We determined that, as of December 31, 2023, we had approximately 33,600 full-time, part-time and temporary employees. These employees were located primarily in the United States, Canada, the United Kingdom and Ireland. For purposes of calculating our median employee compensation, we excluded 1,473 individuals located in the United Kingdom and 64 located in Ireland. As a result of this *de minimis* exemption, our employee population for purposes of calculating our median employee compensation was reduced to approximately 32,100.

In order to identify the median employee, we used annual total compensation, as that term is defined in Item 402(c)(2)(x) of Regulation S-K, as our compensation measure. We included perquisites and personal benefits for each employee, whether or not the amount exceeded $10,000 in the aggregate.

We also included the change in pension value for participants in our tax-qualified defined benefit plan with a cash-balance formula but excluded the change in pension value for legacy participants accruing benefits under a final average pay formula. We excluded the change in pension value for legacy participants because of the complexity of calculating change in pension value for such participants and the limited number of such participants. We consistently applied this compensation measure to our employee population.

Because our employees are predominantly located in the United States, as is our CEO, we did not make any cost-of-living adjustments in identifying our median employee.

In addition, in identifying our median employee, we did not annualize the compensation of all permanent employees included in the employee population who were employed as of December 31, 2023, but did not work for us or our consolidated subsidiaries for the entire fiscal year.

Identifying the Median Employee for Purposes of the Supplemental Ratio

We identified the median employee for purposes of the supplemental ratio in the same manner as we did for the required ratio except:

• We excluded all of our non-U.S. employees;

• We excluded U.S. employees who were employed as of December 31, 2023, but did not work for us or our

consolidated subsidiaries for the entire calendar year; and

• We excluded part-time U.S. employees who were employed as of December 31, 2023.

Calculating the Median Employee's Total Compensation

In order to determine the compensation of the median employee for purposes of the required ratio and for the supplemental ratio, we combined all of the elements of each employee's compensation for 2023 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $117,491

for the required ratio and $128,016 for the supplemental ratio. For purposes of the foregoing, we included personal benefits that in aggregate were less than $10,000 and, as described above, compensation under non-discriminatory benefit plans and year-over-year change in pension value.

Calculating Mr. Schnitzer's Total Compensation

Mr. Schnitzer's annual total compensation for 2023, above, differs from the amount reported in the "total" column in the "Summary Compensation Table" because it includes compensation under benefit plans that do not

discriminate in favor of our executive officers and are available generally to all salaried employees, which amounts are excluded from the amount reported in the "Summary Compensation Table".

Pay Versus Performance

The "Compensation Discussion and Analysis" section of this Proxy Statement sets forth the financial and other factors considered by the Compensation Committee when reviewing and setting the compensation of our CEO and other named executive officers for the 2023 performance year. As required by Item 402(v) (the "Rule") of Regulation S-K, the following sets forth information regarding the compensation of our CEO, who is our principal executive officer (PEO) for purposes of the Rule, and our other (non-PEO) named executive officers. In accordance with the Rule, the table below and the discussion that follows includes an amount referred to as "compensation actually paid" as defined in Item 402(v)(2)(iii). The calculation of this amount includes, among other things, the revaluation of four years of unvested and outstanding stock option awards and three years of unvested and outstanding performance share awards, as our stock options and performance shares are typically granted in February of each year and the terms of such stock options include three-year cliff vesting and the terms of such performance shares include a three-year performance period, ending on December 31 of the third year of the performance period. For example, options granted in February 2023 are scheduled to vest in February 2026 and performance shares granted in February 2023 have a three-year performance period from January 1, 2023 to December 31, 2025.

In accordance with the Rule, the value of option and stock awards in a particular year includes:

• the year-end fair value of the awards granted in the covered fiscal year (e.g., 2023) that are outstanding and unvested as of the end of the covered fiscal year;

• the change in fair value from the end of the prior fiscal year (e.g., 2022) to the end of the covered fiscal year with respect to any awards granted in prior years that are outstanding and unvested as of the end of the covered fiscal year; and

• the change in fair value from the end of the prior fiscal year to the vesting date with respect to any awards granted in prior years that vested in the covered fiscal year. Stock awards include the dollar amount of accrued dividend equivalents.

Importantly, as of the valuation dates in the table, none of the amounts included in "compensation actually paid" for our CEO and other named executive officers relating to stock option and performance share awards have been paid to our CEO or other named executive officers. In addition, "compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date, and changes in the price of the Company's stock can materially impact the amount reported as "compensation actually paid", both positively or negatively. The amounts actually received will depend upon the Company's performance and the Company's stock price, including at the time the performance shares are actually delivered and the vested options are actually exercised, as the case may be.

Pay Versus Performance Table

Year	Summary Compensation Table Total for PEO[1] ($)	"Compensation Actually Paid" to PEO[2,3] ($)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers[4] ($)	Average "Compensation Actually Paid" to Non-PEO Named Executive Officers[3,5] ($)	Total Shareholder Return ($)	Peer Group Total Shareholder Return[7] ($)	Net Income ($ in millions)	Core Return on Equity[8]
					Value of Initial Fixed $100 Investment Based On: [6]			
2023	22,730,072	27,638,689	6,700,056	9,138,414	152.77	148.54	2,991	11.5 %
2022	21,072,397	50,398,377	6,328,959	12,329,181	146.99	135.01	2,842	11.3 %
2021	19,853,697	37,338,163	5,876,115	9,387,843	120.08	129.43	3,662	13.7 %
2020	18,990,270	26,534,461	5,570,463	6,947,087	105.36	97.57	2,697	11.3 %

1. The dollar amounts reported in this column are the amounts of total compensation reported for Mr. Schnitzer, our CEO, for each corresponding year as reported in the "Total" column of the "Summary Compensation Table" in this Proxy Statement.

2. In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, the following adjustments were made to the amounts reported for Mr. Schnitzer in the Summary Compensation Table. Importantly, the dollar amounts do not reflect the actual amount of compensation earned by, or paid to, Mr. Schnitzer during the applicable year or the expense recorded by the Company in its financial statements for the applicable year. For 2023, the following adjustments were made to the amounts reported for Mr. Schnitzer in the Summary Compensation Table:

Description	2023 ($)
Change in Pension Value Deduction	(703,164)
Pension Service Cost Addition	295,500
Prior Pension Service Cost Addition	—
Stock Awards Deduction	(8,550,056)
Option Awards Deduction	(5,699,058)
Stock and Option Awards Addition[(a)]	19,565,395

(a) For 2023, the amount added includes (1) a revaluation as of December 31, 2023 with respect to outstanding and unvested options awarded on February 7, 2023; (2) the change in value for the period from December 31, 2022 to December 31, 2023 with respect to outstanding and unvested options awarded on February 8, 2022 and February 2, 2021; (3) the change in value for the period from December 31, 2022 to the vesting date on February 4, 2023 with respect to options awarded on February 4, 2020; (4) a revaluation as of December 31, 2023 with respect to performance shares awarded on February 7, 2023; and (5) the change in value for the period from December 31, 2022 to December 31, 2023 with respect to performance shares awarded on February 8, 2022 and February 2, 2021.

For 2023, the amounts added or deducted, as applicable, in calculating stock and option award adjustments include:

Year	Year End Fair Value of Equity Awards Granted in Covered Fiscal Year ($)	Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Year(s) ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Same Fiscal Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Fiscal Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	20,521,647	(793,232)	—	(163,020)	—	—	19,565,395

3. When calculating amounts of "compensation actually paid" for purposes of this table:

• The fair value of each stock option award was estimated using a variation of the Black-Scholes option pricing model in accordance with FASB ASC Topic 718 and the key input variables (assumptions) of that model as described in Note 14 to our financial statements for the fiscal year ended December 31, 2023 included in the Company's Annual Report on Form 10-K filed with the SEC on February 15, 2024. With regard to stock option awards to retirement eligible NEOs, the full amount of expense is recognized in the financial statements at the date of grant in accordance with Topic 718 as there is no remaining requisite service period under the contractual terms of the award. However, for purposes of the fair values of such awards reported in the Pay Versus Performance Table above, the fair value continues to be estimated as of the relevant valuation dates until the awards become contractually vested under the terms of the award. Other than the estimated term assumption, which was adjusted to reflect employee exercise history, named executive officer retirement eligibility and the relationship between exercise history and intrinsic value, the assumptions used were not changed from those described in Note 14 but were updated at each valuation date to reflect the then-current value of each variable.

• The fair value of performance shares was estimated at each valuation date using: (1) the market price of the Company's common stock on the relevant valuation date, (2) an adjustment to reflect actual performance for any completed performance year and an assumption regarding attainment of the performance goals for the remaining performance period, and (3) includes the value of dividend equivalents accrued from the grant date through the relevant valuation date.

• "Compensation actually paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date, and changes in the price of the Company's stock can materially impact the amount reported as "compensation actually paid", both positively or negatively.

4. The dollar amounts reported in this column represent the average of the total amounts reported for Messrs. Frey, Toczydlowski, Kess and Klein, as our other named executive officers, for each corresponding year in the "Total" column of the "Summary Compensation Table" in this Proxy Statement.

5. In accordance with the requirements of Item 402(v)(2)(iii) of Regulation S-K, when calculating the average "compensation actually paid" for Messrs. Frey, Toczydlowski, Kess and Klein the following adjustments were made to the amounts reported in the Summary Compensation Table. Importantly, the dollar amounts do not reflect the actual average amount of compensation earned by, or paid to, our other named executive officers as a group during the applicable year or the expense recorded by the Company in its financial statements for the applicable year. For 2023, the following adjustments were made to the amounts reported for Messrs. Frey, Toczydlowski, Kess and Klein in the Summary Compensation Table:

Description	2023 ($)
Change in Pension Value Deduction	(300,330)
Pension Service Cost Addition	138,400
Prior Pension Service Cost Addition	—
Stock Awards Deduction	(1,777,497)
Option Awards Deduction	(1,184,796)
Stock and Option Awards Addition[a]	5,562,581

[a] For 2023, the amount added includes (1) a revaluation as of December 31, 2023 with respect to outstanding and unvested options awarded on February 7, 2023; (2) the change in value for the period from December 31, 2022 to December 31, 2023 with respect to outstanding and unvested options awarded on February 8, 2022 and February 2, 2021; (3) the change in value for the period from December 31, 2022 to the vesting date on February 4, 2023 with respect to options awarded on February 4, 2020; (4) a revaluation as of December 31, 2023 with respect to performance shares awarded on February 7, 2023; and (5) the change in value for the period from December 31, 2022 to December 31, 2023 with respect to performance shares awarded on February 8, 2022 and February 2, 2021.

For 2023, the amounts added or deducted, as applicable, in calculating stock and option award adjustments include:

Year	Year End Fair Value of Equity Awards Granted in the Covered Fiscal Year ($)	Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Year(s) ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Same Fiscal Year	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Covered Fiscal Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Covered Year ($)	Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2023	7,759,659	(1,318,276)	—	(878,802)	—	—	5,562,581

6. Reflects total shareholder return as calculated based on a fixed investment of one hundred dollars measured from the market close on December 31, 2019 (the last trading day of 2019) through and including the end of the fiscal year for each year reported in the table as required by the Rule.

7. Reflects total shareholder return for the Company's Compensation Comparison Group, which includes American International Group, Inc., The Allstate Corporation, Chubb Limited, Hartford Financial Services Group, Inc., The Progressive Corporation, Aflac Incorporated, American Express Company, The Bank of New York Mellon Corporation, Humana Inc., Lincoln National Corporation, Marsh & McLennan Companies, Inc., MetLife, Inc. and Prudential Financial, Inc.

8. For purposes of the Rule, we have identified core return on equity as our Company-Selected Metric, the calculation of which is described in Annex A – Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions. Although core return on equity is one

important financial performance measure, among others, that the Compensation Committee considers when making compensation decisions with the intent of aligning compensation with Company performance, the Compensation Committee has not historically and does not currently evaluate "compensation actually paid" as calculated pursuant to Item 402(v)(2) as part of its executive compensation determinations; accordingly, the Compensation Committee does not actually use any financial performance measure specifically to link executive "compensation actually paid" to Company performance. Please see the "Compensation Discussion & Analysis" section of this Proxy Statement for a discussion of performance measures the Compensation Committee considered when making executive compensation decisions for performance year 2023.

Description of Relationships Between Pay and Performance

Total Shareholder Return

The following charts show the relationship between (1) each of the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) the cumulative total shareholder return of the Company for its last four completed fiscal (calendar) years. The charts also provide a comparison of the Company's total shareholder return to the Compensation Comparison Group total shareholder return for the four-year period.

CEO "COMPENSATION ACTUALLY PAID" VS TOTAL SHAREHOLDER RETURN FOR TRAVELERS AND COMPENSATION COMPARISON GROUP



AVERAGE NON-CEO "COMPENSATION ACTUALLY PAID" VS TOTAL SHAREHOLDER RETURN FOR TRAVELERS AND COMPENSATION COMPARISON GROUP



		2020	2021	2022	2023
■	CEO Compensation Actually Paid ($m)[1]	$ 26.5	$ 37.3	$ 50.4	$ 27.6
●—	Total Shareholder Return for Travelers	$ 105.36	$ 120.08	$ 146.99	$ 152.77
●—	Total Shareholder Return for Compensation Comparison Group	$ 97.57	$ 129.43	$ 135.01	$ 148.54

		2020	2021	2022	2023
■	Average Non-CEO Compensation Actually Paid ($m)[1]	$ 6.9	$ 9.4	$ 12.3	$ 9.1
●—	Total Shareholder Return for Travelers	$ 105.36	$ 120.08	$ 146.99	$ 152.77
●—	Total Shareholder Return for Compensation Comparison Group	$ 97.57	$ 129.43	$ 135.01	$ 148.54

1. "Compensation Actually Paid" is calculated using our stock price as of a specific date, i.e., the last trading day of the applicable fiscal year or the applicable vesting date. As a result, changes in the Company's stock price can materially impact the amount reported as "compensation actually paid", both positively and negatively. For example, if the Company's closing stock price on the last trading day of 2022 had been the same as the closing price on the record date of the 2023 annual meeting (March 28, 2023), keeping all the other valuation assumptions unchanged, the amount reported as "compensation actually paid" to our CEO for 2022 would have been $35.1 million, or 30% less than the $50.4 million shown in the chart.

Net Income

The following charts show the relationship between (1) each of the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) the net income of the Company for the last four fiscal years.



**CEO "COMPENSATION ACTUALLY PAID"
AND NET INCOME**



**AVERAGE NON-CEO "COMPENSATION ACTUALLY PAID"
AND NET INCOME**

		2020	2021	2022	2023
■	CEO Compensation Actually Paid ($m)[1]	$ 26.5	$ 37.3	$ 50.4	$ 27.6
●	Net Income ($m)	$ 2,697	$ 3,662	$ 2,842	$ 2,991

		2020	2021	2022	2023
■	Average Non-CEO Compensation Actually Paid ($m)[1]	$ 6.9	$ 9.4	$ 12.3	$ 9.1
●	Net Income ($m)	$ 2,697	$ 3,662	$ 2,842	$ 2,991

1. See footnote (1) on page 100 for a description of how using a point in time stock price can affect the calculation of "compensation actually paid".

Core Return on Equity

The following charts show the relationship between (1) each of the "compensation actually paid" to our CEO and the average "compensation actually paid" to the other named executive officers (each as calculated pursuant to Item 402(v)(2)(iii) of Regulation S-K) and (2) core return on equity of the Company for the last four fiscal years.



**CEO "COMPENSATION ACTUALLY PAID"
AND CORE ROE**



**AVERAGE NON-CEO "COMPENSATION ACTUALLY PAID"
AND CORE ROE**

		2020	2021	2022	2023
■	CEO Compensation Actually Paid ($m)[1]	$ 26.5	$ 37.3	$ 50.4	$ 27.6
●	Core ROE	11.3%	13.7%	11.3%	11.5%

		2020	2021	2022	2023
■	Average Non-CEO Compensation Actually Paid ($m)[1]	$ 6.9	$ 9.4	$ 12.3	$ 9.1
●	Core ROE	11.3%	13.7%	11.3%	11.5%

1. See footnote (1) on page 100 for a description of how using a point in time stock price can affect the calculation of "compensation actually paid".

In accordance with the Rule, the charts above show the Company's total shareholder return, net income and core return on equity, respectively, for the last four fiscal years. It is important to note, however, that we measure our success in executing on our financial strategy over time. This long-term perspective is especially important in the property and casualty insurance industry where a short-term focus could create incentives for management to relax underwriting or investment standards to increase revenue and reported profit in the near term but create excessive risk to earnings and negatively impact shareholders over the longer term. Moreover, results in the property and casualty insurance industry can vary significantly from year-to-year due to many factors, including the occurrence of natural and man-made catastrophes, economic cycles, pandemics, and other anticipated and unanticipated developments, and success can only be measured over time and in the context of those factors. Accordingly, we believe that the right way to manage our business is with a long-term perspective and to create value over time, and our compensation program is structured to encourage a long-term perspective. For a discussion of our pay-for-performance philosophy and the relationship between our executive compensation and financial results over time, see pages 40-41 of the "Compensation Discussion and Analysis" in this Proxy Statement.

Tabular List of Financial Performance Measures

The following financial metrics are provided in response to the Tabular List disclosure requirement pursuant to Item 402(v)(6) of Regulation S-K:

- Core return on equity;

- Adjusted core return on equity;

- Core income;

- Core income per diluted share; and

- Adjusted core income (excluding prior year reserve development related to asbestos and environmental and catastrophes).

As discussed in the "Compensation Discussion and Analysis" section of this Proxy statement, the Compensation Committee considered the above financial performance measures, among others, when making executive compensation decisions for performance year 2023.

In evaluating performance against the metrics, however, the Compensation Committee does not use a formula or pre-determined weighting, and no one metric is individually material other than core return on equity and core income. In addition, as noted above, however, the Compensation Committee has not historically and does not currently evaluate "compensation actually paid" as calculated pursuant to Item 402(v)(2) as part of its executive compensation determinations; accordingly, the Compensation Committee does not actually use any financial or non-financial performance measure specifically to link executive "compensation actually paid" to Company performance.

General Information About the Meeting

Why am I being provided with these materials?

We are providing these proxy materials in connection with the Board's solicitation of proxies to be voted at our Annual Meeting of Shareholders to be held on May 15, 2024, and at any postponements or adjournments of the Annual Meeting. The proxy materials, which are available on our website at *investor.travelers.com*, include the Notice of Annual Meeting of Shareholders, this Proxy Statement and our Annual Report. We have either (1) delivered to you a Notice of Internet Availability of Proxy Materials (the "Notice") and made the proxy materials available to you on the Internet or (2) delivered printed versions of the proxy materials, including a proxy card, to you by mail.

How do I vote my shares without attending the Annual Meeting?

If you are a shareholder of record or hold shares through our 401(k) Savings Plan, you may vote by granting a proxy. Specifically, you may vote:

• *By Internet*—You may submit your proxy by going to *www.proxyvote.com* and following the instructions on how to complete an electronic proxy card. You will need the 16-digit number included on your Notice or proxy card in order to vote by Internet.

• *By Telephone*—You may submit your proxy by using a touch-tone telephone to dial (800) 690-6903 and following the recorded instructions. You will need the 16-digit number included on your Notice or proxy card in order to vote by telephone.

• *By Mail*—You may vote by mail by requesting a proxy card from us, indicating your vote by completing, signing and dating the card where indicated and by mailing or otherwise returning the card in the envelope that will be provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity, indicate your name and title or capacity.

If you hold your shares in an account with a broker, bank or other nominee (shares held in "street name"), you may vote by submitting voting instructions to your bank, broker or other nominee. In most instances, you will be able to do this on the Internet, by telephone or by mail as indicated above. Please refer to the voting instruction form or other information from your bank, broker or other nominee on how to submit voting instructions.

What constitutes a quorum?

A majority of the shares of common stock entitled to vote must be present or represented by proxy to constitute a quorum at the Annual Meeting. Abstentions and shares represented by "broker non-votes", as described below, are counted as present and entitled to vote for purposes of determining a quorum. On the record date of March 18, 2024, there were 229,078,240 shares of the Company's common stock outstanding, and each share is entitled to one vote at the Annual Meeting.

Who is entitled to vote?

Shareholders as of the close of business on the record date of March 18, 2024, may vote at the Annual Meeting. You have one vote for each share of common stock held by you as of March 18, 2024, including shares:

• Held directly in your name as "shareholder of record" (also referred to as "registered shareholder");

• Held for you in street name—street name holders generally cannot vote their shares directly and instead must instruct the broker, bank or nominee how to vote their shares; and

• Credited to your account in the Company's 401(k) Savings Plan.

What are the voting deadlines if I do not attend the Annual Meeting?

Internet and telephone voting facilities will close at 11:59 p.m. (Eastern Daylight Time) on May 14, 2024, for the voting of shares held by shareholders of record or held in street name and at 11:59 p.m. (Eastern Daylight Time) on May 13, 2024, for the voting of shares held by current and former employees through the Company's 401(k) Savings Plan.

Mailed proxy cards with respect to shares held of record or in street name must be received no later than May 14, 2024.

Mailed proxy cards with respect to shares held by current and former employees through the Company's 401(k) Savings Plan must be received no later than May 13, 2024.

May I revoke my proxy or change my vote?

Yes. Whether you have voted by Internet, telephone or mail, if you are a shareholder of record, you may revoke your proxy or change your vote by:

• Sending a written statement that you wish to revoke your proxy to our Corporate Secretary or to any corporate officer of the Company, provided such statement is received no later than May 14, 2024;

• Voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m.(Eastern Daylight Time) on May 14, 2024;

• Submitting a properly signed proxy card with a later date that is received no later than May 14, 2024; or

• Voting at the Annual Meeting.

If you are a current or former employee and hold shares through Travelers' 401(k) Savings Plan, you may change your vote and revoke your proxy by any of the first three methods listed if you do so no later than 11:59 p.m. (Eastern Daylight Time) on May 13, 2024. You cannot, however, revoke or change your proxy with respect to shares held through Travelers' 401(k) Savings Plan after that date, and you cannot vote those shares at the Annual Meeting.

If you hold shares in street name, you must contact your bank, broker or other nominee for specific instructions on how to change or revoke your vote.

What is a "broker non-vote" and how does it affect voting on each item?

A broker non-vote occurs if you hold your shares in street name and do not provide voting instructions to your broker on a proposal and your broker does not have discretionary authority to vote on such proposal. See below for a discussion of which proposals permit discretionary voting by brokers and the effect of a broker non-vote.

What if I receive more than one Notice or proxy card about the same time?

It generally means you hold shares registered in more than one account. To ensure that all your shares are voted, please sign and return each proxy card, or, if you vote by Internet or telephone, vote once for each Notice or proxy card you receive.

What do I need to be admitted to the Annual Meeting?

You must **register in advance and present your admission ticket and a form of personal identification (such as a driver's license)** to enter the Annual Meeting. Please see "How do I register for the Annual Meeting and receive an admission ticket?" below for directions on how to register for the meeting and obtain your admission ticket.

How do I register for the Annual Meeting and receive an admission ticket?

To help ensure an orderly admission process to the Annual Meeting, we are requiring all shareholders that wish to attend the Annual Meeting to register in advance. You may pre-register by visiting *www.proxyvote.com* and clicking the "Attend a Meeting" link. If you received your proxy materials by mail, you can use the 16-digit control number included on your Notice or proxy card (for shareholders of record) or voting instruction form (for shareholders that hold shares through a broker, bank or other nominee) to access *www.proxyvote.com* and register for the meeting. If you received your proxy materials by email, you will be able to access the meeting registration link directly from the email. Registration for in-person attendance will be open until 5:00 pm (Eastern Daylight Time) on May 14, 2024. We will communicate any special health precautions directly to registered attendees prior to the Annual Meeting.

You will be able to secure an admission ticket when you register for the meeting online at *www.proxyvote.com*. To be admitted to the meeting, you are required to pre-register and present your admission ticket and government issued photo identification (see "What do I need to be admitted to the Annual Meeting?" above).

What happens if a change to the Annual Meeting is necessary due to exigent circumstances?

If circumstances require a change in our Annual Meeting, we will announce the decision to do so in advance via a press release and will post details on our website that will also be filed with the SEC as additional proxy materials. A virtual meeting will have no impact on shareholders' ability to provide their proxy over the Internet or telephone or by completing and mailing their proxy card, each as explained in this Proxy Statement. As always, we encourage you to vote your shares prior to the Annual Meeting.

Are there other things I should know if I intend to attend the Annual Meeting?

We may institute special precautions to protect the health and safety of our directors, employees and shareholders seeking to attend the Annual Meeting. We will communicate such protocols directly to registered attendees in advance of the meeting. Please note that no cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted at the Annual Meeting.

Who will count the vote?

Representatives of Broadridge Financial Solutions, Inc. will tabulate the votes. Representatives of American Election Services, LLC will act as inspectors of election.

Could other matters be decided at the Annual Meeting?

At the date this Proxy Statement went to press, we did not know of any matters to be raised at the Annual Meeting other than those referred to in this Proxy Statement. If other matters are properly presented at the Annual Meeting for consideration and you are a shareholder of record and have submitted a proxy card, the persons named in your proxy card will have the discretion to vote on those matters for you.

Who will pay the cost of this proxy solicitation?

We will pay the cost of soliciting proxies. Proxies may be solicited on our behalf by directors, officers or employees (for no additional compensation) in person or by telephone, electronic transmission and facsimile transmission. Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable expenses. In addition, we have hired Morrow Sodali LLC to solicit proxies. We expect to pay Morrow Sodali LLC a fee of $17,000 plus reasonable expenses for these services.

What is "householding" and how does it affect me?

SEC rules permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding", provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if you are receiving duplicate copies of these materials and wish to have householding apply, please notify your broker. You may also call (866) 540-7095 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of a copy of the proxy statement and annual report by contacting Travelers Investor Relations Department, 485 Lexington Avenue, 3140-NY08EX, New York, New York 10017, (917) 778-6877.

What am I voting on, how many votes are required to approve each item, how are votes counted and how does the Board recommend I vote?

The table below summarizes the proposals that will be voted on, the vote required to approve each item, how votes are counted and how the Board recommends you vote:

Item	Vote Required	Voting Options	Broker Discretionary Voting Allowed[2]	Impact of Abstain Vote	Board Recommendation[3]
Item 1 – Election of the 11 director nominees listed in this Proxy Statement	Majority of votes cast– FOR must exceed AGAINST votes[1]	FOR AGAINST ABSTAIN	No	None	FOR
Item 2 – Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2024	Majority of votes present or represented by proxy and entitled to vote on this item of business or, if greater, the vote required is a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting	FOR AGAINST ABSTAIN	Yes	AGAINST	FOR
Item 3 – Non-binding vote to approve executive compensation		FOR AGAINST ABSTAIN	No	AGAINST	FOR
Item 4 – Shareholder proposal relating to a report on methane in the energy sector[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST
Item 5 – Shareholder proposal relating to GHG emissions[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST
Item 6 – Shareholder proposal relating to human rights risks in underwriting[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST
Item 7 – Shareholder proposal relating to CEO pay ratio and executive compensation[4]		FOR AGAINST ABSTAIN	No	AGAINST	AGAINST

[1] In an uncontested election of directors at which a quorum is present, if any nominee for director receives a greater number of votes "AGAINST" his or her election than votes "FOR" such election, our Governance Guidelines require that such person must promptly tender his or her resignation to the Board following certification of the shareholder vote. Our Governance Guidelines further provide that the Nominating and Governance Committee will then consider the tendered resignation and make a recommendation to the Board as to whether to accept or reject the tendered resignation or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Nominating and Governance Committee's recommendation, and publicly disclose its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. Cumulative voting in the election of directors is not permitted.

[2] A broker non-vote will not count as a vote for or against a director and will have no effect on the outcome of the election of the 11 director nominees disclosed in this Proxy Statement. A broker non-vote will have no effect on Items 2 through 7 unless a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum at the Annual Meeting is required in order to approve the item as described in the column "Vote Required" above, in which case a broker non-vote will have the same effect as a vote "AGAINST".

[3] If you are a registered holder and you sign and submit your proxy card without indicating your voting instructions, your shares will be voted in accordance with the Board's recommendation.

[4] In the case of the shareholder proposals in Items 4 through 7, these proposals will only be voted on if they are presented at the Annual Meeting.

Shareholder Proposals for 2025 Annual Meeting

If any shareholder wishes to propose a matter for consideration at our 2025 Annual Meeting of Shareholders, the proposal should be mailed by certified mail return receipt requested, to our Corporate Secretary, at the Company's principal executive office located at 485 Lexington Avenue, New York, New York 10017. To be eligible under the SEC's shareholder proposal rule (Rule 14a-8(e) of the Exchange Act) for inclusion in our 2025 Annual Meeting Proxy Statement and form of proxy expected to be made available in April 2025, a proposal must be received by our Corporate Secretary on or before December 3, 2024. Failure to deliver a proposal in accordance with this procedure may result in it not being deemed timely received.

Our bylaws require timely notice of business to be brought before a shareholders' meeting, including nominations of persons for election as directors. To be timely, notice to our Corporate Secretary must be received at our principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the date of the preceding year's annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is more than 30 days before or 70 days after such anniversary date or, if no such meeting was held in the preceding year, notice by a shareholder shall be timely only if received (a) not earlier than 120 days prior to such annual meeting and (b) not less than 90 days before such annual meeting or, if later, within ten days after the first public announcement of the date of such annual meeting. Accordingly, unless the proviso above applies, notice of business and nominations must be received by our Corporate Secretary no earlier than January 15, 2025 and no later than February 14, 2025. Any notice of director nomination other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act.

Our bylaws, which have other informational requirements that must be followed in connection with submitting director nominations and any other business for consideration at a shareholders meeting, are posted on our website at *www.travelers.com* under "Investors: Corporate Governance: Governance Documents".

For information regarding submission of a director nominee using our proxy access bylaw, see "Governance of Your Company—Director Nominations—Proxy Access" in this Proxy Statement.

Other Business

The Board does not know of any other matters to be brought before the meeting. If other matters are presented, the proxy holders have discretionary authority to vote all proxies in accordance with their best judgment.

By Order of the Board of Directors,

Wendy C. Skjerven
Corporate Secretary

Annex A: Reconciliation of GAAP Measures to Non-GAAP Measures and Selected Definitions

Core income is consolidated net income excluding the after-tax impact of net realized investment gains (losses), discontinued operations, the effect of a change in tax laws and tax rates at enactment, and cumulative effect of changes in accounting principles when applicable. **Core income per diluted share** is core income on a per diluted common share basis.

Return on equity is the ratio of net income to average shareholders' equity for the periods presented. **Average shareholders' equity** is (a) the sum of total shareholders' equity at the beginning and end of each of the quarters for the period presented divided by (b) the number of quarters in the period presented times two. **Core return on equity** is the ratio of core income to adjusted average shareholders' equity for the periods presented. **Adjusted shareholders' equity** is shareholders' equity excluding net unrealized investment gains (losses), net of tax, included in shareholders' equity, net realized investment gains (losses), net of tax, for the period presented, and the effect of a change in tax laws and tax rates at enactment (excluding the portion related to net unrealized investment gains (losses)). **Adjusted average shareholders' equity** is (a) the sum of adjusted shareholders' equity at the beginning and end of each of the quarters for the period presented divided by (b) the number of quarters in the period presented times two. **Average annual core return on equity** over a period is the ratio of: (a) the sum of core income for the periods presented to (b) the sum of the adjusted average shareholders' equity for all years in the period presented.

In the opinion of the Company's management, core income, core income per diluted share and core return on equity are important indicators of how well management creates value for its shareholders through its operating activities and its capital management. Financial statement users also consider core income when analyzing the results and trends of insurance companies. These measures exclude net realized investment gains (losses), net of tax, which can be significantly impacted by both discretionary and other economic factors and are not necessarily indicative of operating trends. Internally, the Company's management uses core income, core income per diluted share and core return on equity to evaluate financial performance against historical results and establish performance targets on a consolidated basis.

Book value per share is total common shareholders' equity divided by the number of common shares outstanding. **Adjusted book value per share** is total common shareholders' equity excluding net unrealized investment gains and losses, net of tax, included in shareholders' equity, divided by the number of common shares outstanding. In the opinion of the Company's management, adjusted book value per share is useful in an analysis of a property casualty company's book value

per share as it removes the effect of changing prices on invested assets (i.e., net unrealized investment gains (losses), net of tax), which do not have an equivalent impact on unpaid claims and claim adjustment expense reserves.

Underwriting gain (loss) is net earned premiums and fee income less claims and claim adjustment expenses and insurance-related expenses. In the opinion of the Company's management, it is important to measure profitability excluding the results of investing activities, which are managed separately from the insurance business. This measure is used to assess business performance and as a tool in making business decisions. **Underwriting gain, excluding the impact of catastrophes and net favorable (unfavorable) prior year loss reserve development**, is the underwriting gain (loss) adjusted to exclude claims and claim adjustment expenses, reinstatement premiums and assessments related to catastrophes and loss reserve development related to time periods prior to the current year. In the opinion of the Company's management, this measure is meaningful to users of the financial statements to understand the Company's periodic earnings and the variability of earnings caused by the unpredictable nature (i.e., the timing and amount) of catastrophes and loss reserve development. This measure is also referred to as **underlying underwriting margin, underlying underwriting income and underlying underwriting gain.**

A **catastrophe** is a severe loss designated a catastrophe by internationally recognized organizations that track and report on insured losses resulting from catastrophic events, such as Property Claim Services (PCS) for events in the United States and Canada. Catastrophes can be caused by various natural events, including, among others, hurricanes, tornadoes and other windstorms, earthquakes, hail, wildfires, severe winter weather, floods, tsunamis, volcanic eruptions and other naturally occurring events, such as solar flares. Catastrophes can also be man-made, such as terrorist attacks and other intentionally destructive acts including those involving nuclear, biological, chemical and radiological events, cyber events, explosions and destruction of infrastructure. Each catastrophe has unique characteristics and catastrophes are not predictable as to timing or amount. Their effects are included in net and core income and claims and claim adjustment expense reserves upon occurrence. A catastrophe may result in the payment of reinsurance reinstatement premiums and assessments from various pools.

The Company's threshold for disclosing catastrophes is primarily determined at the reportable segment level. If a threshold for one segment or a combination thereof is exceeded and the other segments have losses from the same event, losses from the event are identified as catastrophe losses in the segment results and for the consolidated results of the Company. Additionally, an aggregate threshold is applied for international business across all reportable segments. The threshold for 2023 ranged from approximately $20 million to $30 million of losses before reinsurance and taxes.

Net favorable (unfavorable) prior year loss reserve development is the increase or decrease in incurred claims and claim adjustment expenses as a result of the re-estimation of claims and claim adjustment expense reserves at successive valuation dates for a given group of claims, which may be related to one or more prior years. In the opinion of the Company's management, a discussion of loss reserve development is meaningful to users of the financial statements as it allows them to assess the impact between prior and current year development on incurred claims and claim adjustment expenses, net and core income and changes in claims and claim adjustment expense reserve levels from period to period.

We have included the following tables to provide a reconciliation or a calculation of the above terms used in this Proxy Statement: (1) net income to core income, (2) shareholders' equity to adjusted shareholders' equity, which are components of the return on equity and core return on equity ratios, (3) calculation of return on equity and core return on equity, (4) net income per share to core income per share on a diluted basis, (5) book value per share and adjusted book value per share, (6) invested assets to invested assets excluding net unrealized investment gains (losses), (7) net income to pre-tax underwriting income and (8) net income to after-tax underlying underwriting income.

Combined Ratio, Underwriting Expense Ratio and Underlying Combined Ratio

For Statutory Accounting Practices (SAP), the combined ratio is the sum of the SAP loss and loss adjustment expense (LAE) ratio and the SAP underwriting expense

ratio as defined in the statutory financial statements required by insurance regulators. The **combined ratio**, as used in this proxy statement, is the equivalent of, and is calculated in the same manner as, the SAP combined ratio except that the SAP underwriting expense ratio is based on net *written* premiums and the underwriting expense ratio as used in this proxy statement is based on net *earned* premiums.

For SAP, the loss and LAE ratio is the ratio of incurred losses and loss adjustment expenses less certain administrative services fee income to net *earned* premiums as defined in the statutory financial statements required by insurance regulators. The loss and LAE ratio as used in this proxy statement is calculated in the same manner as the SAP ratio.

For SAP, the underwriting expense ratio is the ratio of underwriting expenses incurred (including commissions paid), less certain administrative services fee income and billing and policy fees and other, to net *written* premiums as defined in the statutory financial statements required by insurance regulators. The **underwriting expense ratio** as used in this proxy statement is the ratio of underwriting expenses (including the amortization of deferred acquisition costs), less certain administrative services fee income, billing and policy fees and other, to net *earned* premiums.

The combined ratio, loss and LAE ratio, and underwriting expense ratio are used as indicators of the Company's underwriting discipline, efficiency in acquiring and servicing its business and overall underwriting profitability. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Underlying combined ratio represents the combined ratio excluding the impact of net prior year reserve development and catastrophes. The underlying combined ratio is an indicator of the Company's underwriting discipline and underwriting profitability for the current accident year.

RECONCILIATION OF NET INCOME TO CORE INCOME

($ in millions, after-tax)	Twelve Months Ended December 31,									
	2023	**2022**	**2021**	**2020**	**2019**	**2018**	**2017**	**2016**	**2015**	**2014**
Net income	$ 2,991	$ 2,842	$ 3,662	$ 2,697	$ 2,622	$ 2,523	$ 2,056	$ 3,014	$ 3,439	$ 3,692
Adjustments:										
Net realized investment (gains) losses	81	156	(132)	(11)	(85)	(93)	(142)	(47)	(2)	(51)
Impact of changes in tax laws and/or tax rates[1][2]	—	—	(8)	—	—	—	129	—	—	—
Core income	$ 3,072	$ 2,998	$ 3,522	$ 2,686	$ 2,537	$ 2,430	$ 2,043	$ 2,967	$ 3,437	$ 3,641

[1] Impact is recognized in the accounting period in which the change is enacted

[2] 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

RECONCILIATION OF SHAREHOLDERS' EQUITY TO ADJUSTED SHAREHOLDERS' EQUITY

	As of December 31,									
($ in millions)	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Shareholders' equity	**$24,921**	**$21,560**	**$28,887**	**$29,201**	**$25,943**	**$22,894**	**$23,731**	**$23,221**	**$23,598**	**$24,836**
Net unrealized investment (gains) losses, net of tax, included in shareholders' equity	3,129	4,898	(2,415)	(4,074)	(2,246)	113	(1,112)	(730)	(1,289)	(1,966)
Net realized investment (gains) losses, net of tax	81	156	(132)	(11)	(85)	(93)	(142)	(47)	(2)	(51)
Impact of changes in tax laws and/or tax rates[1][2]	—	—	(8)	—	—	—	287	—	—	—
Adjusted shareholders' equity	**$28,131**	**$26,614**	**$26,332**	**$25,116**	**$23,612**	**$22,914**	**$22,764**	**$22,444**	**$22,307**	**$22,819**

[1] Impact is recognized in the accounting period in which the change is enacted

[2] 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

CALCULATION OF RETURN ON EQUITY AND CORE RETURN ON EQUITY

	Twelve Months Ended December 31,									
($ in millions, after-tax)	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Net income	$ 2,991	$ 2,842	$ 3,662	$ 2,697	$ 2,622	$ 2,523	$ 2,056	$ 3,014	$ 3,439	$ 3,692
Average shareholders' equity	22,031	23,384	28,735	26,892	24,922	22,843	23,671	24,182	24,304	25,264
Return on equity	**13.6%**	**12.2%**	**12.7%**	**10.0%**	**10.5%**	**11.0%**	**8.7%**	**12.5%**	**14.2%**	**14.6%**
Core income	$ 3,072	$ 2,998	$ 3,522	$ 2,686	$ 2,537	$ 2,430	$ 2,043	$ 2,967	$ 3,437	$ 3,641
Adjusted average shareholders' equity	26,772	26,588	25,718	23,790	23,335	22,814	22,743	22,386	22,681	23,447
Core return on equity	**11.5%**	**11.3%**	**13.7%**	**11.3%**	**10.9%**	**10.7%**	**9.0%**	**13.3%**	**15.2%**	**15.5%**

RECONCILIATION OF NET INCOME PER SHARE TO CORE INCOME PER SHARE ON A DILUTED BASIS

	Twelve Months Ended December 31,	
	2023	2022
Diluted income per share		
Net income	**$ 12.79**	**$ 11.77**
Adjustments:		
Net realized investment losses, after-tax	0.34	0.65
Core income	**$ 13.13**	**$ 12.42**

CALCULATION OF BOOK VALUE PER SHARE AND ADJUSTED BOOK VALUE PER SHARE

($ in millions, except per share amounts)						As of December 31,					
	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Shareholders' equity	$ 24,921	$ 21,560	$ 28,887	$ 29,201	$25,943	$ 22,894	$ 23,731	$ 23,221	$ 23,598	$ 24,836
Less: net unrealized investment gains (losses), net of tax, included in shareholders' equity	(3,129)	(4,898)	2,415	4,074	2,246	(113)	1,112	730	1,289	1,966
Shareholders' equity, excluding net unrealized investment gains (losses), net of tax, included in shareholders' equity	$ 28,050	$ 26,458	$ 26,472	$ 25,127	$23,697	$ 23,007	$ 22,619	$ 22,491	$ 22,309	$ 22,870
Common shares outstanding	228.2	232.1	241.2	252.4	255.5	263.6	271.4	279.6	295.9	322.2
Book value per share	$ 109.19	$ 92.90	$ 119.77	$ 115.68	$101.55	$ 86.84	$ 87.46	$ 83.05	$ 79.75	$ 77.08
Adjusted book value per share	$ 122.90	$ 114.00	$ 109.76	$ 99.54	$ 92.76	$ 87.27	$ 83.36	$ 80.44	$ 75.39	$ 70.98

RECONCILIATION OF INVESTED ASSETS TO INVESTED ASSETS EXCLUDING NET UNREALIZED INVESTMENT GAINS (LOSSES)

($ in millions)						As of December 31,						
	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014	2013	2012
Invested assets	$88,810	$80,454	$87,375	$84,423	$77,884	$72,278	$72,502	$70,488	$70,470	$73,261	$73,160	$73,838
Less: Net unrealized investment gains (losses), pre-tax	(3,970)	(6,220)	3,060	5,175	2,853	(137)	1,414	1,112	1,974	3,008	2,030	4,761
Invested assets excluding net unrealized investment gains (losses)	$92,780	$86,674	$84,315	$79,248	$75,031	$72,415	$71,088	$69,376	$68,496	$70,253	$71,130	$69,077

RECONCILIATION OF NET INCOME TO PRE-TAX UNDERWRITING INCOME
(also known as Underwriting Gain)

($ in millions, after-tax, except as noted)	Twelve Months Ended December 31,	
	2023	2022
Net income	$ 2,991	$ 2,842
Net realized investment (gains) losses	81	156
Core income	3,072	2,998
Net investment income	(2,436)	(2,170)
Other (income) expense, including interest expense	337	277
Underwriting income	973	1,105
Income tax expense (benefit) on underwriting results	(7)	231
Pre-tax underwriting income	$ 966	$ 1,336

RECONCILIATION OF NET INCOME TO AFTER-TAX UNDERLYING UNDERWRITING INCOME (also known as Underlying Underwriting Gain)

	Twelve Months Ended December 31,											
($ in millions, after-tax)	**2023**	**2022**	**2021**	**2020**	**2019**	**2018**	**2017**	**2016**	**2015**	**2014**	**2013**	**2012**
Net income	**$ 2,991**	**$ 2,842**	**$ 3,662**	**$ 2,697**	**$ 2,622**	**$ 2,523**	**$ 2,056**	**$ 3,014**	**$ 3,439**	**$ 3,692**	**$ 3,673**	**$ 2,473**
Net realized investment (gains) losses	81	156	(132)	(11)	(85)	(93)	(142)	(47)	(2)	(51)	(106)	(32)
Impact of changes in tax laws and/or tax rates[(1) (2)]	—	—	(8)	—	—	—	129	—	—	—	—	—
Core income	**3,072**	**2,998**	**3,522**	**2,686**	**2,537**	**2,430**	**2,043**	**2,967**	**3,437**	**3,641**	**3,567**	**2,441**
Net investment income	(2,436)	(2,170)	(2,541)	(1,908)	(2,097)	(2,102)	(1,872)	(1,846)	(1,905)	(2,216)	(2,186)	(2,316)
Other (income) expense, including interest expense	337	277	235	232	214	248	179	78	193	159	61	171
Underwriting income	**973**	**1,105**	**1,216**	**1,010**	**654**	**576**	**350**	**1,199**	**1,725**	**1,584**	**1,442**	**296**
Impact of net (favorable) unfavorable prior year reserve development	(113)	(512)	(424)	(276)	47	(409)	(378)	(510)	(617)	(616)	(552)	(622)
Impact of catastrophes	2,361	1,480	1,459	1,274	699	1,355	1,267	576	338	462	387	1,214
Underlying underwriting income	**$ 3,221**	**$ 2,073**	**$ 2,251**	**$ 2,008**	**$ 1,400**	**$ 1,522**	**$ 1,239**	**$ 1,265**	**$ 1,446**	**$ 1,430**	**$ 1,277**	**$ 888**

(1) Impact is recognized in the accounting period in which the change is enacted

(2) 2017 reflects impact of Tax Cuts and Jobs Act of 2017 (TCJA)

The following terms are also used in this Proxy Statement and are defined as follows:

- **Book value per share growth** is the percentage change in book value per share over the specified time period.
- **Adjusted book value per share growth** is the percentage change in adjusted book value per share over the specified time period.
- **Total shareholder return** is the percentage change in the stock price and the cumulative amount of dividends, assuming dividend reinvestment, from the stock price at the beginning of the specified period.



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If you are a current or former employee voting shares held under the Travelers' 401(k) Savings Plan, your vote with respect to those plan shares must be received by 11:59 p.m. Eastern Daylight Time on May 13, 2024. Please consult the separate voting instructions provided for persons holding shares through a Company employee benefit or compensation plan.

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THE TRAVELERS COMPANIES, INC.

The Board of Directors recommends you vote FOR each of the Nominees listed in Proposal 1, FOR Proposals 2 and 3 and AGAINST Proposals 4 through 7.

1. Election of the eleven directors listed below.

Nominees:	For	Against	Abstain
1a. Russell G. Golden	☐	☐	☐
1b. William J. Kane	☐	☐	☐
1c. Thomas B. Leonardi	☐	☐	☐
1d. Clarence Otis Jr.	☐	☐	☐
1e. Elizabeth E. Robinson	☐	☐	☐
1f. Rafael Santana	☐	☐	☐
1g. Todd C. Schermerhorn	☐	☐	☐
1h. Alan D. Schnitzer	☐	☐	☐
1i. Laurie J. Thomsen	☐	☐	☐
1j. Bridget van Kralingen	☐	☐	☐
1k. David S. Williams	☐	☐	☐

	For	Against	Abstain
2. Ratification of the appointment of KPMG LLP as The Travelers Companies, Inc.'s independent registered public accounting firm for 2024.	☐	☐	☐
3. Non-binding vote to approve executive compensation.	☐	☐	☐
4. Shareholder proposal relating to a report on methane in the energy sector, if presented at the Annual Meeting of Shareholders.	☐	☐	☐
5. Shareholder proposal relating to GHG emissions, if presented at the Annual Meeting of Shareholders.	☐	☐	☐
6. Shareholder proposal relating to human rights risks in underwriting, if presented at the Annual Meeting of Shareholders.	☐	☐	☐
7. Shareholder proposal relating to CEO pay ratio and executive compensation, if presented at the Annual Meeting of Shareholders.	☐	☐	☐

IF NO BOXES ARE MARKED AND THE PROXY IS SIGNED, THIS PROXY WILL BE VOTED IN THE MANNER DESCRIBED ON THE REVERSE SIDE.

NOTE: Please sign exactly as the name(s) appear(s) herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, or on behalf of a corporation or other business entity, please give full title as such.

Signature (PLEASE SIGN WITHIN BOX) Date	Signature (Joint Owners) Date



Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 15, 2024: the Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

For driving directions to the Annual Meeting, please see the "Notice of Internet Availability of Proxy Materials - FAQs" posted on our website at www.travelers.com under "Investors".

V32084-P05560-Z86958-Z86959

THE TRAVELERS COMPANIES, INC.
Proxy Solicited on Behalf of the Board of Directors of The Travelers Companies, Inc.
for the Annual Meeting of Shareholders, May 15, 2024

The signer(s) hereby constitute(s) and appoint(s) Alan D. Schnitzer, Avrohom J. Kess, Wendy C. Skjerven and Peter Schwartz, and each of them, the signer(s) true and lawful agents and proxies, with full power of substitution in each, to represent the signer(s) at the Annual Meeting of Shareholders of The Travelers Companies, Inc. to be held on May 15, 2024 at 9:00 a.m. (Eastern Daylight Time) and at any adjournments or postponements thereof, and to vote as specified on this proxy all shares of stock of The Travelers Companies, Inc. held of record by the signer(s) at the close of business on March 18, 2024 as the signer(s) would be entitled to vote if personally present, on all matters properly coming before the Annual Meeting, including, but not limited to, the matters set forth on the reverse side of this proxy. The signer(s) hereby acknowledge(s) receipt of the Notice of Internet Availability of Proxy Materials and/or Proxy Statement. The signer(s) hereby revoke(s) all proxies heretofore given by the signer(s) to vote at the Annual Meeting and any adjournments or postponements thereof.

This proxy when properly executed will be voted in the manner directed on the reverse side. If this proxy is signed but no direction is given, this proxy will be voted FOR the election of each of the director nominees listed on the reverse side, FOR Proposals 2 and 3, and AGAINST Proposals 4 through 7. It will be voted in the discretion of the proxies upon such other matters as may properly come before the Annual Meeting.

IF NO BOXES ARE MARKED, THIS PROXY WILL BE VOTED IN THE MANNER DESCRIBED ABOVE.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE